Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

MARCH 18, 2014

GOLDCORP

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (“Goldcorp” or the “Company”) will be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia on May 1, 2014 at 2:00 p.m. (Pacific Daylight Time), for the following purposes:

1.	To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving certain amendments to the restricted share unit plan of the Company, as more particularly described in the accompanying Management Information Circular;

5.

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the stock option plan of the Company, as more particularly described in the accompanying Management Information Circular;

6.	To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a Management Information Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the annual report (including audited consolidated financial statements and management’s discussion and analysis (“MD&A”)) of the Company for the year ended December 31, 2013 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Company’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The annual report (including audited consolidated financial statements and MD&A) of the Company for the year ended December 31, 2013 is being sent to those shareholders who have previously requested to receive it. Otherwise, it is available upon request to the Company at info@goldcorp.com or it can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldcorp.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 1, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 1, 2014.

The Company will mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

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Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kingsdale Shareholder Services by calling toll-free in North America at 1-800-775-4067, outside of North America by calling collect at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on March 18, 2014 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Company has, by resolution, fixed 2:00 p.m. (Pacific Daylight Time) on April 29, 2014, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services by calling toll-free in North America at 1-800-775-4067 or by calling collect at 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 18th day of March, 2014.

By Order of the Board of Directors

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

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TABLE OF CONTENTS

MEETING AGENDA	9

ELECTION OF DIRECTORS	15

DIRECTOR COMPENSATION	21

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	30

STATEMENT OF EXECUTIVE COMPENSATION	53

COMPENSATION DISCUSSION & ANALYSIS	56

2013 COMPENSATION DECISIONS	82

SUMMARY COMPENSATION TABLE	92

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	99

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	99

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	99

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	99

ADDITIONAL INFORMATION	100

CONTACTING GOLDCORP’S BOARD OF DIRECTORS	100

DIRECTORS’ APPROVAL	101

SCHEDULE “A” – TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS	A-1

SCHEDULE “B” – DESCRIPTION OF GOLDCORP’S EQUITY INCENTIVE PLANS	B-1

ABOUT OUR SHAREHOLDER MEETING

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (“Goldcorp” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders.

VOTING PROCEDURES

Who Can Vote

You are entitled to vote if you were a holder of common shares of Goldcorp as of the close of business on March 18, 2014 (the “Record Date”). Each common share is entitled to one vote.

How to Vote

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form or online at the website indicated on the form. Please see “Registered Shareholders” below.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

Soliciting Proxies

QUESTIONS ABOUT VOTING OR ABOUT ANY INFORMATION IN THIS MANAGEMENT INFORMATION CIRCULAR?

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario M5X 1E2

North America: 1-800-775-4067 (toll-free)

Other Locations: 416-867-2272 (collect)

Fax: 1-866-545-5580

Email: contactus@kingsdaleshareholder.com

The management of Goldcorp is soliciting your proxy. The Company has retained the services of Kingsdale Shareholder Services (“Kingsdale”) for the solicitation of proxies in Canada and the United States.

It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and Kingsdale. The cost of solicitation will be borne by the Company.

Transfer Agent

Our transfer agent is CST Trust Company (“CST”). American Stock Transfer & Trust Company LLC is CST’s co-agent in the United States.

Quorum

QUESTIONS ABOUT HOW THE VOTES ARE COUNTED?

CST Trust Company

PO Box 700, Station B

Montreal, QC H3B 3K3

North America: 1-800-387-0825 (toll-free)

Other Locations: 416-682-3860 (collect)

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Quorum is needed to transact business at the Meeting. Goldcorp’s by-laws require two persons present in person, each being a shareholder entitled to vote or a duly appointed proxy or proxyholder, representing not less than 33  1⁄3% of the common shares entitled to vote.

Confidentiality

Your proxy vote is confidential. Proxies are received, counted and tabulated by CST. CST does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

REGISTERED SHAREHOLDERS

You are a registered shareholder if you hold your shares in your own name and have a physical share certificate.

Voting by Proxy

When you vote by proxy, you appoint the officers and/or directors of Goldcorp named in the proxy form to vote according to your instructions, or you can appoint someone else to attend the Meeting and vote for you. You can submit your proxy as follows:

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

By Mail or Fax

Complete the enclosed proxy or any other proper form of proxy, sign and return it to CST in the envelope provided or mail to:

CST Trust Company

Proxy Dept., P.O. Box 721

Agincourt, Ontario M1S 0A1

You can also fax it to CST at:

Canada and US: 1-866-781-3111

Outside North America: 416-368-2502

Online

To complete your voting instructions online, go to www.cstvotemyproxy.com and follow the instructions.

If you are voting online, you will need the 13-digit control number located on the proxy.

CST must receive duly completed and executed proxies at the address indicated on the enclosed envelope no later than 2:00 p.m. (Pacific Daylight Time) on April 29, 2014, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays).

By Appointing Someone Else

If you prefer, you can appoint someone else, who need not be a shareholder of Goldcorp, to attend the Meeting and vote for you. Follow the instructions on the enclosed proxy. For your vote to count, please make sure the person you appoint:

—	is aware that he or she has been appointed and attends the Meeting; and
—	registers with the transfer agent, CST, upon arrival at the Meeting.

Voting in Person

If you plan to vote in person at the Meeting:

—	do NOT complete or return the proxy. Your vote will be taken and counted at the Meeting; and

—	register with the transfer agent, CST, when you arrive at the Meeting.

Your vote can only be counted if you attend the Meeting and vote.

Your Voting Instructions

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.

If you do not specify how you want to vote, the appointed Goldcorp proxyholders will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice and access notification, the Notice of Meeting, this Management Information Circular and the form of proxy (which includes a consent to electronic delivery and a place to request copies of the Company’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A or to waive the receipt of the annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. In addition, the Company will have paid for the distribution of the Meeting Materials by the clearing agencies and Intermediaries to objecting Non-Registered Shareholders.

Voting by Instruction

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

—

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

—

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at 1-866-781-3111 (Canada and US) or 416-368-2502 (outside North America).

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. However, under New York Stock Exchange (“NYSE”) rules, a broker who is subject to the NYSE rules and who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. Thus, such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast”  for  purposes  of  voting on “non-routine” matters, such as the election of directors. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountants. The election of directors, the resolution approving certain amendments to the restricted share unit plan of the Company, the resolution approving an amendment to the stock option plan of the Company and the non-binding advisory resolution accepting the Company’s approach to executive compensation, on the other hand, are each “non-routine” proposals.

Should a Non-Registered Shareholder who receives one of the above

A Non-Registered Shareholder may revoke voting instructions given to an Intermediary by contacting their broker or service provider.

forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Every nominee has its own instructions on how to return your voting instruction form, but generally you can submit your form as follows:

By Mail or Fax

Complete the enclosed voting instruction form, sign and return it in the envelope provided, or fax to the number on the form.

Online

If you want to submit your voting instructions online, see the enclosed voting instruction form for details.

By Appointing Someone Else

If you prefer, you can appoint someone else, who need not be a shareholder of Goldcorp, to attend the Meeting and vote for you. Follow the instructions on the enclosed voting instruction form. For your vote to count, please make sure the person you appoint:

—	is aware that he or she has been appointed and attends the Meeting; and
—	registers with the transfer agent, CST, upon arrival at the Meeting.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every nominee has its own procedures to follow, therefore please read your voting instruction form carefully.

Voting in Person

If you plan to vote in person at the Meeting:

—

nominate yourself as proxyholder by printing your name in the space provided on the enclosed voting instruction form. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form;

—	sign and return the form, following the instructions provided by your nominee; and
—	register with the transfer agent, CST, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your voting instruction form to the Meeting, your vote will not count. Your vote can only be counted if you have followed the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the appointed Goldcorp proxyholders will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

If you submit your voting instructions and later wish to change them, you may re-submit your instructions prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, shareholders may choose to be notified by email when the Company’s documentation, including the Meeting Materials, is posted on the Company’s website (www.goldcorp.com) and, accordingly, such documentation will not be sent in paper form by mail. Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws.

Shareholders who consent to electronic delivery may revoke or modify their consent and may, at any time, receive the paper copy of any document for which consent to electronic delivery has been provided at no cost by contacting CST. Requests for paper copies may also be made directly through Goldcorp by calling 1-866-696-3055 or 604-696-3000.

By consenting to electronic delivery, shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports and MD&A, the annual report (including audited consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, Goldcorp may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to shareholders.

Registered shareholders can consent to electronic delivery by completing and returning the consent included in the form of proxy accompanying the Meeting Materials to CST. Non-Registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable Intermediary. The Company will notify shareholders using the email address provided by the shareholder on the form of proxy when the documents the shareholder is entitled to receive are posted on Goldcorp’s website, with a link to the specific pages of the website containing the PDF document. Shareholders are not required to consent to electronic delivery.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As  a result, public  companies  are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company will deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldcorp.com). The Meeting Materials will be available on the Company’s website as of April 1, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 1, 2014.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kingsdale Shareholder Services by calling toll-free in North America at 1-800-775-4067, outside of North America by calling collect at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

GOLDCORP INC.

MANAGEMENT INFORMATION CIRCULAR

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 18, 2014, 813,184,974 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The Record Date for the determination of shareholders entitled to receive notice of, and to vote at,  the  Meeting has been fixed at March 18, 2014. In accordance with the

provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company has prepared a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially  owns,  directly  or indirectly,  or  exercises  control

Unless otherwise stated, the information contained in this Management Information Circular is as of March 18, 2014. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at the exchange rate of C$1.00 = $0.9710, being the average annual exchange rate for Canadian dollars in terms of United States dollars for the year ended December 31, 2013.

or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

MEETING AGENDA

1.           FINANCIAL STATEMENTS

The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2013 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this Management Information Circular that requires a vote by the shareholders.

The audited annual consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

2.	ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the Company’s board of directors (the “Board”) by the Governance and Nominating Committee and are listed under the heading “Election of Directors” on page 15.

The Company’s Articles of Amendment (the “Articles”) provide that the Board consist of a minimum of three (3) and a maximum of twelve (12) directors. At the last annual and special meeting of shareholders held on May 2, 2013, ten (10) directors were elected to the Board. On February 12, 2014, the Board resolved to set the number of directors to be elected at the Meeting at ten (10). At the Meeting, the ten (10) persons set out under the heading “Election of Directors” will be proposed for election as directors of the Company (the “Nominees”). Management does not contemplate that any   of   the  Nominees  will  be  unable  to  serve  as   a

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the election of the Nominees.

director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company.

The Company has adopted a Majority Voting Policy (as defined herein) with respect to its director elections. See “Goldcorp’s Policies – Majority Voting Policy” on page 50.

3.	APPOINTMENT OF AUDITORS

At the Meeting, shareholders will be asked to appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.

During the years ended December 31, 2013 and 2012, the following fees were paid by the Company to its auditors:

Type of Work	2013 Fees ($)		2012 Fees ($)
Audit fees	5,995,000		6,114,963
Audit-related fees	119,000		171,953
Tax fees	567,000		254,721
All other fees	266,000	(1)	102,902	(2)
Total	6,947,000		6,644,539

(1) These fees relate to work performed relating to information technology leadership, mine safety and sustainability matters.

(2)    These fees relate to work performed relating to human capital and   mine safety matters.

For further information regarding the Audit Committee, including disclosure on the rotation of auditors at Deloitte LLP who conduct the annual audit of the Company, refer to the Company’s most recent annual information form (the “AIF”) under the heading “Audit Committee Charter”, which includes a copy of the terms of reference for the Audit Committee attached as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com and www.sec.gov.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

4.	AMENDMENTS TO THE RESTRICTED SHARE

             PLAN

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Restricted Share Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving certain amendments to the Company’s restricted share unit plan (the “Restricted Share Plan”) as set out below. After the Meeting, a   copy of the Restricted   Share Plan, as amended,

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the Restricted Share Plan Resolution.

will be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. See “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans” for the current terms and conditions of the Restricted Share Plan, including information on outstanding restricted share units (“RSUs”).

At the Meeting, shareholders will be asked to consider approving certain amendments to the Restricted Share Plan, as follows:

1.	increasing the maximum number of Common Shares reserved for issuance under the Restricted Share Plan by 4,500,000 from 9,190,276 to 13,690,276;

2.

revising the provision relating to the treatment of RSUs on a change of control of the Company in order to provide a “double trigger” such that RSUs will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control the Company terminates the employment of the participant for any reason other than just cause; and

3.	replacing the definition of change of control with the following:

“Change of Control” means:

(a)

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c)	the sale, exchange or other disposition to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(d)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change.”

The Board approved the amendments to the Restricted Share Plan on February 12, 2014, subject to shareholder and regulatory approvals.

The Board and management recommend the adoption of the Restricted Share Plan Resolution. To be effective, the Restricted Share Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The text of the Restricted Share Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amended and restated Restricted Share Plan, as more particularly described in the Company’s Management Information Circular dated March 18, 2014, be and hereby is approved; and

2.

any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

5.	AMENDMENT TO THE STOCK OPTION PLAN

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Stock Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving an amendment to the Company’s amended and restated stock option plan (the “Stock Option Plan”) as set out below. After the Meeting, a copy of the Stock Option Plan, as amended, will be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. See “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans” for the current terms and conditions of the Stock Option Plan, including information on outstanding options.

At the Meeting, shareholders will be asked to consider approving an amendment to the Stock Option Plan in order to increase the term of options from five years to seven years, to bring the plan in line with market practice.

The Board approved the amendment to the Stock Option Plan on February 12, 2014, subject to shareholder and regulatory approvals.

The Board and management recommend the adoption of the Stock Option Plan Resolution. To be effective, the Stock Option Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the Stock Option Plan Resolution.

The text of the Stock Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amended and restated Stock Option Plan, as more particularly described in the Company’s Management Information Circular dated March 18, 2014, be and hereby is approved; and

2.

any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

In addition, the amendments set out below were made to the Stock Option Plan effective February 12, 2014. These amendments have been approved by the Toronto Stock Exchange (the “TSX”), but, in accordance with TSX rules and the terms of the Stock Option Plan, these amendments do not require shareholder approval and accordingly, at the Meeting the shareholders of the Company will not be asked to approve or ratify these amendments:

1.

revising the provision relating to the treatment of stock options on a change of control of the Company in order to provide a “double trigger” such that options will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control the Company terminates the employment of the participant for any reason other than just cause; and

2.	a reduction in the number of stock options reserved for issuance under the Stock Option Plan by 3,000,000 (from 46,500,000 to 43,500,000).

6.	SAY ON PAY ADVISORY VOTE

On February 15, 2012, the Board adopted a policy relating to shareholder engagement and an  annual  advisory  vote  on executive compensation, known as “Say on Pay”, in order to have constructive engagement with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. The Board will continue to develop practices to increase ongoing engagement and meaningful feedback, including direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 100.

The Say on Pay policy is designed to ensure director accountability for executive compensation decisions by giving shareholders a formal opportunity to provide their views through an annual non-binding advisory vote, which requires an affirmative vote of a majority of the votes cast. The Company  will  disclose  the

The advisory vote on Say on Pay is being provided to shareholders of the Company to allow the shareholders to show their approval or disapproval of the Company’s executive compensation policies . An advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement sufficient executive compensation policies for the Company. If the advisory vote is not approved by at least a majority of the votes cast at the Meeting, the Board undertakes to discuss with the shareholders of the Company why they do not approve of the Company’s executive compensation policies and to consider modifications to such policies .

results of the vote as part of its report on voting results for the Meeting. The results will not be binding; the Board will remain fully responsible for the compensation decisions, and will not be relieved of these responsibilities. However, the Board will take the results into account when considering policies, procedures and decisions and in determining whether there is a need to increase the engagement with shareholders. In the event there is significant opposition, the Board will consult with the shareholders to fully understand their concerns, and will review the approach to compensation in the context of those concerns. The Board will disclose to shareholders, as soon as is practicable, and no later than in the Management Information Circular for the following annual meeting of the shareholders of the Company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

At the Company’s last annual and special meeting of shareholders held on May 2, 2013, 97.1% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation, demonstrating strong shareholder support for the Company’s approach to executive compensation.

The Board recognizes that Say on Pay policies are evolving in Canada and globally, and undertakes an annual review to ensure the policy is effective in achieving  its objectives.  The  Board  believes  that  it  is  important  to  have  constructive engagement with its shareholders to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. See “Goldcorp’s Policies – Shareholder Engagement and Say On Pay Policy” on page 49.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the non-binding advisory resolution on executive compensation.

At the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of  Executive Compensation” in the Company’s Management Information Circular dated March 18, 2014 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

7.	OTHER BUSINESS

If other items of business are properly brought before the Meeting or any adjournment thereof, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Meeting.

ELECTION OF DIRECTORS

The following tables set forth the details with respect to each Nominee, and are based upon information furnished by the Nominee concerned and the principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in their brief biographies.

The tables also show the details regarding Board and committee membership and attendance, current directorships held in other public companies, interlocking directorships during the year ended December 31, 2013, previous voting results, the current share ownership, consisting of Common Shares beneficially owned, directly or indirectly or controlled or directed, options, RSUs (each equivalent to one Common Share) and the value of total compensation received for each of the previous two years. The tables also provide information on the total market value of the securities held, the minimum shareholding requirement and whether the Nominee’s ownership meets the minimum shareholding requirement, being three times the annual retainer and after-tax value of equity compensation for directors and four times the annual salary for the President and Chief Executive Officer. The share ownership requirements for the directors and the President and Chief Executive Officer is further described on pages 26 and 73, respectively.

JOHN P. BELL 75 British Columbia, Canada Independent Total compensation for 2013: $266,076

Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and Brazil. Currently, he is an Honorary Consult to the Ivory Coast. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environmental issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Tahoe Resources Inc. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Company’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance the Company’s ability to improve and build upon the Company’s environmental and corporate social responsibility policies and activities. Mr. Bell is a member of the National Association of Corporate Directors (“NACD”) and the Institute of Corporate Directors (“ICD”).

Current Principal Occupation: Independent Director

Director since February 2005.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee (Chair)			8 of 8 4 of 4 5 of 5	100% 100% 100%	Environment, Safety and Sustainability Human Resources and Compensation Social, Economic and Foreign Policy
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Tahoe Resources Inc. (since 2010)		Tahoe Resources Inc. (with A. Dan Rovig and Kenneth F. Williamson) (3)(4)
	2013	99.56%	0.44%
	2012	99.72%	0.28%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	32,515	Nil	$727,420	$472,316	Yes	$266,076
2012	28,215	Nil	$1,031,823	$523,632	Yes	$291,905

BEVERLEY A. BRISCOE 59 British Columbia, Canada Independent Total compensation for 2013: $273,076

Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits the Company with respect to the issues overseen by the Company’s Audit Committee. Ms. Briscoe is a member of the NACD. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and on May 30, 2012, Ms. Briscoe was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award.

Current Principal Occupation: President of Briscoe Management Limited

Director since April 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Audit Committee (Chair) Sustainability, Environment, Health and Safety Committee			8 of 8 4 of 4 5 of 5	100% 100% 100%	Accounting Finance
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Ritchie Bros. Auctioneers Incorporated (since 2004)		None
	2013	99.60%	0.40%
	2012	99.79%	0.21%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	28,507	Nil	$637,754	$472,316	Yes	$273,076
2012	25,007	Nil	$914,506	$523,632	Yes	$292,905

PETER J. DEY 73 Ontario, Canada Independent Total compensation for 2013: $269,076

Mr. Dey is a well-known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Granite REIT and Caracal Energy Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Company with a significant and enhanced perspective on governance issues. Mr. Dey is a member of the NACD.

Current Principal Occupation: Chairman of Paradigm Capital Inc.

Director since June 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Compensation Committee Governance and Nominating Committee (Chair)			8 of 8 6 of 6 4 of 4	100% 100% 100%	Finance Governance Human Resources and Compensation Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Granite REIT (formerly known as MI Developments Inc.) (since June 2012) Caracal Energy Inc. (since March 2013)		None
	2013	99.34%	0.66%
	2012	99.62%	0.38%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	32,166	Nil	$719,613	$472,316	Yes	$269,076
2012	28,666	Nil	$1,048,316	$509,868	Yes	$297,905

DOUGLAS M. HOLTBY 66 British Columbia, Canada Independent Total compensation for 2013: $364,805

Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Company. He is also President and Chief Executive Officer of private investment company Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and the ICD.

Current Principal Occupation: Vice-Chairman of the Board and Lead Director of the Company, Chairman and Director of Silver Wheaton Corp.

Director since February 2005.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board (Vice-Chairman and Lead Director) Audit Committee Compensation Committee (Chair) Governance and Nominating Committee			8 of 8 4 of 4 6 of 6 4 of 4	100% 100% 100% 100%	Accounting Consulting Human Resources and Compensation Legal/Governance Mergers and Acquisitions Private Equity
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Silver Wheaton Corp. (since 2006)		Silver Wheaton Corp. (with Lawrence I. Bell) (3)(5)
	2013	99.55%	0.45%
	2012	99.72%	0.28%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	52,470	Nil	$1,173,850	$772,187	Yes	$364,805
2012	50,500	Nil	$1,846,785	$823,632	Yes	$369,905

CHARLES A. JEANNES 55 British Columbia, Canada Non-Independent See pages 77 and 92 for details on total compensation received for 2013 as President and Chief Executive Officer

Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis Gold Ltd. (“Glamis”), he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. (“Placer Dome”), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Company’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry provide a direct benefit to the Board and valuable insight into all aspects of the management of the Company. Mr. Jeannes is a member of the NACD.

Current Principal Occupation: President and Chief Executive Officer of the Company

Director since May 2009.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Mr. Jeannes is not a member of any Committee, but regularly attends Committee meetings.			8 of 8	100%	Environmental, Safety and Sustainability Human Resources and Compensation Mergers and Acquisitions Mining and Exploration Legal/Governance
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	None		None
	2013	99.45%	0.55%
	2012	99.73%	0.27%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	RSUs	PSUs	Options (2)	Total Market Value of Common Shares and RSUs	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	438,319	104,634	193,132	962,736	$12,146,858	$5,826,000	Yes	$9,898,797
2012	384,945	93,179	167,098	822,319	$17,484,995	$5,824,000	Yes	$9,384,920

CLEMENT A. PELLETIER 68 British Columbia, Canada Independent Nominee: No compensation received in 2013

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 33 years in resource-related environmental consulting. Early in his career he participated in the implementation of a system for discharge of tailings to the marine environment at Island Copper located on Vancouver Island in Canada. Since 1981, Mr. Pelletier has been involved in evaluation and development of Deep Sea Tailings Placement (“DSTP”) systems in Europe, the Americas, Africa and Southeast Asia. Mr. Pelletier has been retained as a consultant to a number of international mining companies, to assist with feasibility studies, conceptual design, project development, environmental licensing, project management, due diligence and risk assessments. Mr. Pelletier has managed the environmental engineering work for a number of DSTP projects for clients including: BHP Billiton Limited, Newmont Mining Corporation (“Newmont”), Vale S.A./Inco Limited, Glencore Xstrata Plc (formerly known as Xstrata Plc), Placer Dome/Barrick Gold Corporation, Teck Resources Limited, Rio Tinto Borax (formerly known as U.S. Borax Inc.) and First Quantum Minerals Ltd. (formerly known as Inmet Mining Corporation). He has also managed a number of acid rock drainage studies, industrial water treatment studies, fish compensation plans, and qualitative risk assessments. He has managed large EIS and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida, the Ekati Diamond Mine and others. Mr. Pelletier is a Fellow of the Canadian Institute of Mining and Metallurgy (“CIMM”) and has received the following awards: CIMM Distinguished Lecturer Award, CIMM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for Submarine Tailings Placement. Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise will provide valuable insight and make him a significant resource to both the Board and management.

Current Principal Occupation: Chief Executive Officer of Rescan Group Ltd.; Director of ERM Rescan Consultants Ltd. and Rescan Environmental Services Ltd.

Nominee

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Proposed Board Nominee			N/A	N/A	Metallurgy Mergers and Acquisitions Environmental Safety & Sustainability
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	BioteQ Environmental Technologies Inc. (since 2000)		None
	2013	N/A	N/A
	2012	N/A	N/A
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	5,000 (6)	Nil	111,859	N/A	N/A	N/A
2012	N/A	Nil	N/A	N/A	N/A	N/A

P. RANDY REIFEL 61 British Columbia, Canada Independent Total compensation for 2013: $250,076

Mr. Reifel is President and a director of Chesapeake Gold Corp., a company that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is a member of the NACD.

Current Principal Occupation: President of Chesapeake Gold Corp.

Director since November 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Compensation Committee Sustainability, Environment, Health and Safety Committee			8 of 8 6 of 6 5 of 5	100% 100% 100%	Human Resources and Compensation Mineral Exploration Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Chesapeake Gold Corp. (since 2002) Gunpoint Exploration Ltd. (since 2010)		None
	2013	99.48%	0.52%
	2012	98.20%	1.80%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	4,036,313	Nil	$90,299,749	$472,316	Yes	$250,076
2012	4,232,813	Nil	$154,793,971	$523,632	Yes	$278,905

IAN W. TELFER 67 British Columbia, Canada Non-Independent Total compensation for 2013: $1,079,420

Mr. Telfer was appointed Chairman of the Board of the Company effective November 15, 2006 and served as Chairman of the World Gold Council from December 2009 to June 2013. Prior thereto, he was President and Chief Executive Officer of the Company since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 30 years of experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Fellow in the Institute of Chartered Accountants. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer’s wealth of management, leadership and business skills from his professional experience described above, combined with an in-depth institutional knowledge of the Company’s business resulting from his prior role as President and Chief Executive Officer and extensive experience in the mining industry, provide a direct benefit to both the functionality of the Board and to the Company’s shareholders. Mr. Telfer is a member of the NACD.

Current Principal Occupation: Chairman of the Board of the Company

Director since February 2005.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board (Chairman) Mr. Telfer is not a member of any Committee, but regularly attends Committee meetings.			6 of 8	75%	Accounting Finance Mergers and Acquisitions Mining
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Uranium One Inc. (since 2005)		Uranium One Inc. (with Kenneth F. Williamson) (3)
	2013	98.56%	1.44%
	2012	98.74%	1.26%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	91,720	553,333	$2,051,945	$3,087,000	No (7)	$1,079,420
2012	79,750	553,333	$2,916,458	$3,223,632	No (7)	$1,138,192

BLANCA TREVIÑO 54 Leon, México Independent Total compensation for 2013: $240,330

Ms. Treviño is currently President and Chief Executive Officer of Softtek, S.A. de C.V. (“Softtek”). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of information and technology (“IT”) services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de México SAB de CV since 2006, and has been a board member for several universities and non-profit organizations. She has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, and a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. Originally from Monterrey, Mexico, Ms. Treviño studied Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur bring important insight to both the Board and management. Ms. Treviño is a member of the NACD.

Current Principal Occupation: President and Chief Executive Officer of Softtek

Director since February 2012.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Audit Committee Governance and Nominating Committee (8)			6 of 8 4 of 4 3 of 4	75% 100% 75%	Information Technology Finance Human Resources and Compensation Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Wal-Mart de México SAB de CV (since 2006)		None
	2013	99.54%	0.46%
	2012	99.18%	0.82%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	5,470	Nil	$122,374	$475,120	N/A (9)	$240,330
2012	3,500	Nil	$127,995	$486,132	N/A (9)	$266,405

KENNETH F. WILLIAMSON 66 Ontario, Canada Independent Total compensation for 2013: $250,076

Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resource industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD.

Current Principal Occupation: Independent Consultant

Director since November 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Audit Committee Governance and Nominating Committee			8 of 8 4 of 4 4 of 4	100% 100% 100%	Finance Human Resources and Compensation Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Tahoe Resources Inc. (since 2010) Uranium One Inc. (since 2005)		Tahoe Resources Inc. (with John P. Bell and A. Dan Rovig) (3)(4) Uranium One Inc. (with Ian W. Telfer) (3)
	2013	99.57%	0.43%
	2012	99.73%	0.27%
As at December 31, 2013 and 2012 (1)

Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2013	48,510	Nil	$1,085,258	$472,316	Yes	$250,076
2012	45,010	Nil	$1,646,016	$509,868	Yes	$278,905

(1)

All amounts have been shown at a price of C$23.04 and C$36.57 per Common Share as at December 31, 2013 and December 31, 2012, respectively, and have been converted to United States dollars at the exchange rate of C$1.00 = $0.9710 and C$1.00 = $1.00, respectively.

(2)

The granting of stock options to non-executive directors was discontinued in 2005. The stock options currently held by Mr. Telfer were granted prior to 2005 while he was the President and Chief Executive Officer of Goldcorp.

(3)	See “Interlocking Directorships” on page 35 for more information regarding interlocking directorships, including committee memberships.
(4)	Mr. Rovig is retiring and will not stand for re-election at the Meeting.
(5)	Mr. Lawrence I. Bell retired from the Board on May 2, 2013.
(6)	These shares were acquired by Mr. Pelletier prior to becoming a Nominee.
(7)

As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in the Company’s share price. Under the Company’s policy, he has until December 31, 2014 to meet the minimum shareholding requirement.

(8)	Ms. Treviño was appointed to the Governance and Nominating Committee on May 2, 2013. She attended all three meetings of the Governance and Nominating Committee held after such appointment.
(9)	As 2012 was the first year Ms. Treviño was a director of the Company, she has until December 31, 2017 to satisfy the minimum shareholding requirement.

DIRECTOR COMPENSATION

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation, as discussed on page 60. The objectives of the Company’s compensation program for directors are to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In order to appropriately align the interests of members of the Board with those of Goldcorp’s shareholders, the Board has implemented a director share ownership policy. See “Director Share Ownership Requirements” on page 26.

The Compensation Committee believes that the Company’s compensation policy and its principles provide for competitive and reasonable compensation levels.

The Board meets annually (usually prior to the annual meeting of shareholders) to receive a recommendation from the Governance and Nominating Committee and the Compensation Committee with regards to the adequacy and form of directors’ compensation. Compensation paid to the directors of Goldcorp has not changed since 2011. The following table sets forth the annual retainers and fee structure for the directors for the year ended December 31, 2013:

	Amount	Individual
Chairman (1)	$971,000 (C$1,000,000) paid quarterly (2) and 3,500 RSUs	Ian W. Telfer
Vice-Chairman and Lead Director	$200,000 paid quarterly and 3,500 RSUs	Douglas M. Holtby
Non-Executive Director Annual Retainer and RSUs	$100,000 paid quarterly and 3,500 RSUs (3)	John P. Bell Lawrence I. Bell (4) Beverley A. Briscoe Peter J. Dey P. Randy Reifel A. Dan Rovig (5) Blanca Treviño Kenneth F. Williamson
Chair of the Audit Committee	$20,000	Beverley A. Briscoe
Chair of the Compensation Committee	$20,000	Douglas M. Holtby (6) Lawrence I. Bell (6)
Chair of the Governance and Nominating Committee	$10,000	Peter J. Dey
Chair of the Sustainability, Environment, Health and Safety Committee	$10,000	John P. Bell
Board Meeting Fee	$1,500 per day for each Board or committee of the Board meeting attended	All non-executive directors
Travel Expenses	$1,500 per day of travel to a maximum of two days per Board or committee meeting attended	All non-executive directors

(1)	The Chairman of the Board does not receive any additional meeting fees but receives 3,500 RSUs on an annual basis.
(2)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(3)	Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.
(4)	Mr. Lawrence I. Bell retired from the Board on May 2, 2013, was paid the pro-rated amount of $33,333 as a retainer for the year ended December 31, 2013 and was not granted RSUs in 2013.
(5)	Mr. Rovig is retiring and will not stand for re-election at the Meeting.
(6)

Mr. Lawrence I. Bell was paid the pro-rated amount of $6,667 to Chair the Compensation Committee until his retirement on May 2, 2013. Mr. Holtby was paid the pro-rated amount of $13,333 in 2013 to reflect his appointment as Chair of the Compensation Committee on May 2, 2013, replacing Mr. Lawrence I. Bell.

During the year ended December 31, 2013, an aggregate of approximately $3,352,775 was paid in cash and share-based awards to the Chairman of the Board, the Vice-Chairman of the Board and Lead Director and the non-executive directors. Mr. Jeannes, who is an employee of the Company, received no additional compensation for serving on the Board.

DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to the Company’s non-executive directors during the year ended December 31, 2013.

Non-Executive Director Compensation

During the Year Ended December 31, 2013

Name	Fees earned ($)	Share- based awards ($)		Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total ($)
John P. Bell	164,000	102,076	(1)			Nil		266,076
Lawrence I. Bell (Retired from the Board on May 2, 2013)	62,500	Nil				Nil		62,500
Beverley A. Briscoe	171,000	102,076	(1)			Nil		273,076
Peter J. Dey	167,000	102,076	(1)			Nil		269,076
Douglas M. Holtby	262,833	101,972	(2)			Nil		364,805
P. Randy Reifel	148,000	102,076	(1)	Nil	Nil	Nil		250,076
A. Dan Rovig (Will not stand for re-election at the Meeting)	172,000	102,076	(1)			23,264	(3)	297,340
Ian W. Telfer	971,000	103,045	(4)			5,375	(3)	1,079,420
Blanca Treviño	137,500	102,830	(5)			Nil		240,330
Kenneth F. Williamson	148,000	102,076	(1)			Nil		250,076
TOTALS:	2,403,833	920,303				28,639		3,352,775

(1)

These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by $29.16 (based on the closing price of the Common Shares on the TSX on May 13, 2013 of C$29.48 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893).

(2)

This amount was calculated by multiplying the number of RSUs granted (3,500) by C$29.45 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Holtby sold a portion of his RSUs.

(3)

These amounts represent benefit premiums paid by the Company for Messrs. Rovig and Telfer. Mr. Telfer’s benefit premium was C$5,536 and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

(4)

This amount was calculated by multiplying the number of RSUs granted (3,500) by C$29.76 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Telfer sold a portion of his RSUs.

(5)	This amount was calculated by multiplying the number of RSUs granted (3,500) by $29.38, being the price at which Ms. Treviño sold a portion of her RSUs.

The table below breaks down the directors’ fees paid for the year ended December 31, 2013. Directors are also reimbursed for any expenses incurred while attending Board or committee meetings such as meals, accommodation, airfare, etc.

Fees Earned by Non-Executive Directors

During the Year Ended December 31, 2013

Name	Board Annual Retainer ($)	Committee Chair Retainer ($)	Aggregate Board Attendance Fee (1) ($)	Aggregate Committee Attendance Fee (2) ($)	Aggregate Mine Site and Workshop Fee (3) ($)	Aggregate Travel Fee ($)	Total Fees ($)
John P. Bell (Chair of the Sustainability, Environment, Health and Safety Committee)	100,000	10,000	13,500 (based on 8 Board meetings attended)	21,000 (based on 14 committee meetings attended)	4,500 (based on 2 mine visits) (4)	15,000 (based on 10 days of travel)	164,000
Lawrence I. Bell (5)	33,333	6,667	4,500 (based on 3 Board meetings attended)	15,000 (based on 9 committee meetings attended)	Nil	3,000 (based on 2 days of travel)	62,500
Beverley A. Briscoe (Chair of the Audit Committee)	100,000	20,000	13,500 (based on 8 Board meetings attended)	16,500 (based on 11 committee meetings attended)	6,000 (based on 2 mine visits) (6)	15,000 (based on 10 days of travel)	171,000
Peter J. Dey (Chair of the Governance and Nominating Committee)	100,000	10,000	13,500 (based on 8 Board meetings attended)	25,500 (based on 16 committee meetings attended)	Nil	18,000 (based on 12 days of travel)	167,000
Douglas M. Holtby (Chair of the Compensation Committee; Vice-Chairman and Lead Director)	200,000	13,333 (7)	13,500 (based on 8 Board meetings attended)	27,000 (based on 18 committee meetings attended)	Nil	9,000 (based on 6 days of travel)	262,833
P. Randy Reifel	100,000	Nil	13,500 (based on 8 Board meetings attended)	24,000 (based on 15 committee meetings attended)	1,500 (based on 1 mine visit)	9,000 (based on 6 days of travel)	148,000
A. Dan Rovig (8)	100,000	Nil	13,500 (based on 8 Board meetings attended)	27,000 (based on 17 committee meetings attended)	4,500 (based on 2 mine visits) (4)	27,000 (based on 18 days of travel)	172,000
Ian W. Telfer (Chairman of the Board)	971,000	Nil	Nil (9)	Nil (9)	Nil	Nil	971,000
Blanca Treviño	100,000	Nil	10,500 (based on 6 Board meetings attended)	15,000 (based on 10 committee meetings attended)	Nil	12,000 (based on 8 days of travel)	137,500
Kenneth F. Williamson	100,000	Nil	13,500 (based on 8 Board meetings attended)	22,500 (based on 15 committee meetings attended)	Nil	12,000 (based on 8 days of travel)	148,000
TOTALS	1,904,333	60,000	109,500	193,500	16,500	120,000	2,403,833

(1)	Directors were compensated based on eight Board meetings held during the year ended December 31, 2013.
(2)	Includes committee meetings attended by invitation.
(3)	These include mine visits to the Company’s Chile office, Cerro Negro project and Red Lake mine.
(4)	Based on two mine visits over three days.
(5)	Mr. Lawrence I. Bell retired from the Board on May 2, 2013.
(6)	Based on two mine visits over four days.
(7)

Mr. Holtby was paid the pro-rated amount of $13,333 in 2013 to reflect his appointment as Chair of the Compensation Committee on May 2, 2013, replacing Mr. Lawrence I. Bell who retired from the Board on May 2, 2013.

(8)	Mr. Rovig is retiring and will not stand for re-election at the Meeting.
(9)	Mr. Telfer attended six Board meetings and five committee meetings but did not receive additional compensation.

OTHER COMPENSATION ARRANGEMENTS

Mr. Telfer’s employment agreement for serving as the Company’s Chairman provides for a retiring allowance of $5,826,000 (C$6,000,000 converted to United States dollars at the exchange rate of C$1.00 = $0.9710) if he leaves the Company. Any stock options held by Mr. Telfer will remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 36 months from the date of his termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

The Company pays benefit premiums on behalf of Messrs. Rovig and Telfer. The premiums paid during the year ended December 31, 2013 were $23,264 and $5,375, respectively. Mr. Rovig is retiring and will not stand for re-election at the Meeting.

DIRECTOR EQUITY-BASED COMPENSATION AWARDS

The following table provides information regarding the equity-based compensation awards for each non-executive director outstanding as of December 31, 2013. In accordance with best practices guidelines, the granting of stock options to non-executive directors was discontinued in 2005. No future stock option grants to non-executive officers are planned.

Outstanding Option-Based Awards and Share-Based Awards

as of December 31, 2013

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed
Ian W. Telfer	253,333 300,000 553,333	C$19.23 C$30.95	June 29, 2015 June 28, 2016	937,208 Nil	Nil	N/A	N/A
All other non-executive directors	Nil	N/A	N/A	N/A	Nil	N/A	N/A

(1)

These stock options were granted to Mr. Telfer while he was the President and Chief Executive Officer of Goldcorp. Calculated using the closing price of the Common Shares on the TSX on December 31, 2013 of $22.37 (based on the closing price of C$23.04 and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710), and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director during the year ended December 31, 2013.

Value Vested or Earned

During the Year Ended December 31, 2013

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John P. Bell	Nil	102,076 (1)	Nil
Lawrence I. Bell (2)		Nil
Beverley A. Briscoe		102,076 (1)
Peter J. Dey		102,076 (1)
Douglas M. Holtby		101,972 (3)
P. Randy Reifel		102,076 (1)
A. Dan Rovig (4)		102,076 (1)
Ian W. Telfer		103,045 (5)
Blanca Treviño		102,830 (6)
Kenneth F. Williamson		102,076 (1)

(1)

These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by C$29.48 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893.

(2)	Mr. Lawrence I. Bell retired from the Board on May 2, 2013.
(3)

This amount was calculated by multiplying the number of RSUs granted (3,500) by C$29.45 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Holtby sold a portion of his RSUs.

(4)	Mr. Rovig is retiring and will not stand for re-election at the Meeting.
(5)

This amount was calculated by multiplying the number of RSUs granted (3,500) by C$29.76 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Telfer sold a portion of his RSUs.

(6)	This amount was calculated by multiplying the number of RSUs granted (3,500) by $29.38, being the price at which Ms. Treviño sold a portion of her RSUs.

During the year ended December 31, 2013, there were no stock options exercised by non-executive directors. In accordance with best practices guidelines, the granting of stock options to non-executive directors was discontinued in 2005.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

In an effort to align the interests of members of the Board with those of Goldcorp’s shareholders, in 2009 Goldcorp adopted a director share ownership policy, which was amended on May 4, 2011 to increase the minimum shareholding requirement for directors.

Effective May 4, 2011, each non-executive director of the Company must hold a minimum number of Common Shares representing at least three times the amount of the annual cash retainer and after-tax equity compensation payable to each non-executive director of the Company. This policy was amended effective January 21, 2014 (and such amended policy will be implemented during the year ended December 31, 2014) to provide that, for the purposes of determining compliance with the director share ownership requirements, the holdings of each director will be valued  based  on  the closing price of the Common Shares on December 31 each year, or the value at the time of acquisition, if greater. This requirement is to be attained within five years of becoming a director of the Company and must be maintained throughout their tenure as a director. Once a director has achieved the minimum share ownership, if the share ownership of the director falls below the minimum market value, including, but not limited to, due to a decrease in the price of the Common Shares, such director will have two years to again become compliant with the director share ownership policy.

The Governance and Nominating Committee will periodically review and make recommendations to the Board as to what level of director shareholding requirement is appropriate for the Company.

As of the date hereof, all of the directors have satisfied these director share ownership requirements, except for Ms. Treviño, who has until February 15, 2017 to meet this requirement and Mr. Telfer, who has until December 31, 2014 to meet this requirement (as he fell below the requirement as of December 31, 2012).

See the table below entitled “Non-Executive Director Share Ownership Requirements and Actual Share Ownership for the Years Ended December 31, 2013 and 2012”. The table provides information regarding the year over year change in shareholdings for each non-executive director for the years ended December 31, 2013 and 2012.

For the President and Chief Executive Officer’s share ownership requirement see “Compensation Discussion & Analysis – Executive Share Ownership Requirements” on page 73.

Non-Executive Director Share Ownership Requirements

and Actual Share Ownership

for the Years Ended December 31, 2013 and 2012

Director	Director Since	Year	Number of Common Shares Held	Amount at Risk (Total Market Value of Common Shares) (1) ($)	Amount at Risk as a Multiple of Annual Retainer	Annual Retainer ($)	After-Tax Value of RSUs(2)(3) ($)	Director Shareholding Requirement (Three Times Annual Retainer and After-Tax Value of RSUs) ($)	Shareholding Requirements Met	Date at which Director Shareholding Requirements Is/Was to Be Met
John P. Bell	February 2005	2013	32,515	727,420	7.27	100,000	57,439	472,316	Yes	February 2008
		2012	28,215	1,031,823	10.32	100,000	74,544	523,632	Yes
		Change	+4,300	(304,402)	(3.04)	Nil	(17,106)	(51,317)	–
Beverley A. Briscoe	April 2006	2013	28,507	637,754	6.38	100,000	57,439	472,316	Yes	April 2009
		2012	25,007	914,506	9.15	100,000	74,544	523,632	Yes
		Change	+3,500	(276,752)	(2.77)	Nil	(17,106)	(51,317)	–
Peter J. Dey	June 2006	2013	32,166	719,613	7.20	100,000	57,439	472,316	Yes	June 2009
		2012	28,666	1,048,316	10.48	100,000	69,956	509,868	Yes
		Change	+3,500	(328,703)	(3.29)	Nil	(12,517)	(37,552)	–
Douglas M. Holtby (4)	February 2005	2013	52,470	1,173,850	5.87	200,000	57,396	772,187	Yes	February 2008
		2012	50,500	1,846,785	9.23	200,000	74,544	823,632	Yes
		Change	+1,970	(672,935)	(3.36)	Nil	(17,148)	(51,445)	–
P. Randy Reifel (4)	November 2006	2013	4,036,313	90,299,749	903	100,000	57,439	472,316	Yes	November 2009
		2012	4,232,813	154,793,971	1,547.94	100,000	74,544	523,632	Yes
		Change	(196,500)	(64,494,223)	(644.94)	Nil	(17,106)	(51,317)	–
A. Dan Rovig (5)	November 2006	2013	80,270	1,795,788	17.96	100,000	57,439	472,316	Yes	November 2009
		2012	76,770	2,807,479	28.07	100,000	74,544	523,632	Yes
		Change	+3,500	(1,011,691)	(10.12)	Nil	(17,106)	(51,317)	–
Ian W. Telfer	February 2005	2013	91,720	2,051,945	2.11	971,000	58,000	3,087,000	No (6)	February 2008
		2012	79,750	2,916,458	2.92	1,000,000	74,554	3,223,632	No (6)
		Change	+11,970	(864,512)	(0.80)	(29,000)	(16,554)	(136,632)	–
Blanca Treviño	February 2012	2013	5,470	122,374	1.22	100,000	58,373	475,120	No (7)	February 2017
		2012	3,500	127,995	1.46	87,500	74,544	486,132	No (7)
		Change	+1,970	(5,621)	(0.24)	+12,500	(16,171)	(11,012)	–
Kenneth F. Williamson	November 2006	2013	48,510	1,085,258	10.85	100,000	57,439	472,316	Yes	November 2009
		2012	45,010	1,646,016	16.46	100,000	69,956	509,868	Yes
		Change	+3,500	(560,758)	(5.61)	Nil	(12,517)	(37,552)	–

(1)

Calculated using the closing prices of the Common Shares on the TSX on December 31, 2013 and December 30, 2012 of C$23.04 and C$36.57, respectively, and converted to United States dollars at the exchange rate of C$1.00 = $0.9710 and C$1.00 = $1.00 for the years ended December 31, 2013 and 2012, respectively.

(2)

For the year ended December 31, 2013, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2013 of $102,076 (3,500 x $29.16 (based on the closing price of the Common Shares on the TSX on May 13, 2013 of C$29.48 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893)), other than for (i) Mr. Holtby, which was $101,972 (3,500 x C$29.45 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Holtby sold a portion of his RSUs); (ii) Mr. Telfer, which was $103,045 (3,500 x C$29.76 and converted to United States dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Telfer sold a portion of his RSUs); and (iii) Ms. Treviño, which was $102,830 (3,500 x $29.38, being the price at which Ms. Treviño sold a portion of her RSUs.). RSUs granted in 2013 were subject to a withholding tax at a rate of 43.70%.

(3)

For the year ended December 31, 2012, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2012 of C$132,405 (3,500 x C$37.83) and converted at the exchange rate of C$1.00 = $1.00. RSUs granted in 2012 were subject to a withholding tax at a rate of 43.70%, other than Messrs. Dey and Williamson, who were subject to a withholding tax rate of 46.41%.

(4)	Each of Messrs. Holtby and Reifel hold their Common Shares directly or indirectly.
(5)	Mr. Rovig is retiring and will not stand for re-election at the Meeting.
(6)

As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in the Company’s share price. Under the Company’s policy, he has until December 31, 2014 to meet the minimum shareholding requirement again.

(7)	As 2012 was the first year Ms. Treviño was a director of the Company, she has until 2017 to satisfy the minimum shareholding requirement.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Peter J. Dey, who ceased to be a director of the Chicago Sun Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Bankruptcy on March 31, 2009, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director, other than Ian W. Telfer, who entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013, was reprimanded and he agreed to pay C$200,000 towards the costs of staff’s investigations.

DIRECTORS’ AND OFFICERS’ INSURANCE

Directors’ and Officers’ Liability Insurance

The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $150 million. The cost of coverage for 2013 was approximately $1,489,200. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2013.

Directors’ and Officers’ Fiduciary Liability Insurance

The Company maintains a directors’ and officers’ fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against the Company and its directors, officers and employees for breach of fiduciary duty in connection with Company sponsored plans, such as pension and savings plans. This policy has an annual limit of C$15 million with a C$100,000 deductible per indemnifiable claim. The cost of coverage for 2013 was approximately C$34,745. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2013.

LOANS TO DIRECTORS

As set out in the Board Guidelines (which are available on the Company’s website at www.goldcorp.com), the Company does not make personal loans or extensions of credit to its directors or executive officers. There are no loans outstanding from the Company to any of its directors or executive officers.

RETIREMENT POLICY FOR DIRECTORS

The Company does not have a retirement policy or mandatory retirement age for its directors. The Company continues to monitor developments in the industry and assesses its policy on an ongoing basis.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

National Policy 58-201 Corporate  Governance  Guidelines deals with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. National Instrument 58-101 Disclosure of Corporate  Governance Practices  (“NI 58-101”) requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee and has been approved by the Board.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

BOARD OF DIRECTORS

A. Dan Rovig will be retiring from the Board this year, and will not be standing for re-election at the Meeting. The Company would like to thank Mr. Rovig for his dedication and commitment, and for providing the Board with valuable insight and perspective, extensive operations and management experience and in-depth technical knowledge of mining operations. Mr. Rovig has been an independent director of the Company since November 2006, and has served as a member of the Compensation Committee and the Sustainability, Environment, Health and Safety Committee.

Independence of the Board

With the assistance of the Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the directors and has determined that eight (8) out of the ten (10) members of the current Board are independent directors, and eight (8) of the ten (10) Nominees qualify as independent directors within the meaning of NI 58-101 and the independence requirements of the NYSE. The independent  directors  meet  as  a  group every  time  there  is  a

Eight out of the ten Nominees for election to the Board are independent.

scheduled Board meeting. During the year ended December 31, 2013, the independent directors met eight (8) times.

The following table sets out the relationship of directors to the Company.

Independent Status of Directors

Name	Independent	Non-Independent	Reason for Non-Independent Status
John P. Bell	✓
Lawrence I. Bell (Retired from the Board on May 2, 2013)	✓
Beverley A. Briscoe	✓
Peter J. Dey	✓
Douglas M. Holtby	✓
Charles A. Jeannes		✓	Material relationship with the Company: President and Chief Executive Officer
Clement A. Pelletier (Nominee)	✓
P. Randy Reifel	✓
A. Dan Rovig (Will not stand for re-election at the Meeting)	✓
Ian W. Telfer (1)		✓	Material relationship with the Company: is party to an employment agreement with the Company for his continued services as Chairman of the Board (1)
Blanca Treviño	✓
Kenneth F. Williamson	✓

(1)	See “Director Compensation – Other Compensation Arrangements” on page 23.

To facilitate the ability of the Board to function independently of management, the following structures and processes are in place:

—	there is an independent Vice-Chairman and Lead Director;
—	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;
—	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;
—	under the by-laws of the Company, any one director may call a meeting of the Board;
—	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee and by the Board at least once a year;
—	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and
—	the independent directors of the Board hold in-camera meetings at the end of each Board and committee meeting.

Chairman

The Chairman of the Board, Mr. Ian W. Telfer, is not an independent director, as Mr. Telfer is party to an employment agreement with the Company and is considered to have a material relationship with the Company. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholders, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, setting the meeting agenda and chairing meetings of the Board; ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that the Company’s management strategies, plans and performance are appropriately presented to the Board. The Chairman of the Board also maintains communications with the Company’s Vice President, Regulatory Affairs and Corporate Secretary on a regular basis.

Separation of the Roles of Chairman of the Board and Chief Executive Officer

For the last eight years, the roles of the Chairman of the Board and Chief Executive Officer of the Company have been separate. In addition to being the primary liaison with the Chairman of the Board and the Board, the Chief Executive Officer’s role is to directly oversee the day-to-day operations of the Company, lead and manage the senior management of the Company and implement the strategic plans, risk management and policies of the Company. The Chairman of the Board and the Chief Executive Officer work together to ensure that critical information flows to the full Board, that discussions and debate of key business issues are fostered and afforded adequate time and consideration, that consensus on important matters is reached and decisions, delegation of authority and actions are taken in such a manner so as to enhance the Company’s business and functions. The Board currently believes that the separation of these two roles best serves the Company and its shareholders.

Independent Vice-Chairman and Lead Director

The Vice-Chairman of the Board and Lead Director, Mr. Douglas M. Holtby, is an independent director appointed by the full Board. Mr. Holtby’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings and reports the results of these meetings to the Chief Executive Officer and Chairman of the Board. The Vice-Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice-Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.

The Vice-Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing criteria for directors and identifying potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program is in place for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company; ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chairing such meetings and reporting the results of such meetings to the Chairman of the Board and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.

Committees of the Board

The Board has the following four standing committees:

—	the Audit Committee;
—	the Compensation Committee;
—	the Governance and Nominating Committee; and
—	the Sustainability, Environment, Health and Safety Committee.

All of the committees are comprised of independent directors as that term is defined under the Governance Guidelines and the independence standards of the NYSE and the committees are all independent of management and report directly to the Board. The Chief Executive Officer of the Company does not participate in making appointments to the committees of the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

The current membership of each standing committee of the Board is as follows:

Name of Independent Director	Audit Committee	Compensation Committee	Governance and Nominating Committee	Sustainability, Environment, Health and Safety Committee
John P. Bell			✓	Chair
Beverley A. Briscoe	Chair			✓
Peter J. Dey		✓	Chair
Douglas M. Holtby	✓	Chair	✓
P. Randy Reifel		✓		✓
A. Dan Rovig		✓		✓
Blanca Treviño	✓		✓
Kenneth F. Williamson	✓		✓

The Board endeavours to rotate members and the Chair of each committee to allow for new ideas and experiences on each committee.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least twice each year or more frequently as deemed necessary  by  the  applicable  committee.   The  frequency  of  the  meetings  and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.

The following table provides details regarding total meetings  held  and  director  attendance  at  Board and

During the year ended December 31, 2013, the independent directors met in-camera, without any members of the Company’s management or the non-independent directors being present, after each Board and committee meeting.

committee meetings during the year ended December 31, 2013. The table only shows attendance at committee meetings for which a director is a committee member, however, directors may attend, and be paid for, meetings of committees of which they are not a member.

Board and Committee Attendance

During the Year Ended December 31, 2013

	Board		Audit Committee		Compensation Committee		Governance and Nominating Committee		Sustainability, Environment, Health and Safety Committee
Total Meetings Held	8 meetings		4 meetings		6 meetings		4 meetings		5 meetings
Director	Number	%	Number	%	Number	%	Number	%	Number	%
John P. Bell	8 out of 8	100	N/A (1)	N/A	N/A (1)	N/A	4 out of 4	100	5 out of 5 (Chair)	100
Lawrence I. Bell (Retired from the Board on May 2, 2013)	3 out of 3	100	2 out of 2	100	4 out of 4	100	N/A (1)	N/A	N/A (1)	N/A
Beverley A. Briscoe	8 out of 8	100	4 out of 4 (Chair)	100	N/A (1)	N/A	N/A (1)	N/A	5 out of 5	100
Peter J. Dey	8 out of 8	100	N/A (1)	N/A	6 out of 6	100	4 out of 4 (Chair)	100	N/A (1)	N/A
Douglas M. Holtby	8 out of 8	100	4 out of 4	100	6 out of 6 (Chair)	86	4 out of 4	100	N/A (1)	N/A
Charles A. Jeannes (2)	8 out of 8	100	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P. Randy Reifel	8 out of 8	100	N/A (1)	N/A	6 out of 6	100	N/A (1)	N/A	5 out of 5	100
A. Dan Rovig (Will not stand for re-election at the Meeting)	8 out of 8	100	N/A (1)	N/A	6 out of 6	100	N/A (1)	N/A	5 out of 5	100
Ian W. Telfer (2)	6 out of 8 (Chair)	75	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Blanca Treviño	6 out of 8	75	4 out of 4	100	N/A (1)	N/A	3 out of 4 (3)	75	N/A (1)	N/A
Kenneth F. Williamson	8 out of 8	100	4 out of 4	100	N/A (1)	N/A	4 out of 4	100	N/A (1)	N/A
Overall Attendance Rate		95		100		97		95		100

(1)	Directors attended certain of these meetings by invitation and received compensation for such attendance.
(2)

Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent directors under the Governance Guidelines and the NYSE rules. However, each participates in various committee meetings throughout the year but does not receive any additional compensation for such attendance. Each committee holds independent in-camera meetings without Messrs. Jeannes or Telfer present.

(3)	Ms. Blanca Treviño was appointed to the Governance and Nominating Committee on May 2, 2013. She attended all three meetings of the Governance and Nominating Committee held after such appointment.

Directors’ Attendance Policy

Directors of the Company are expected to attend all meetings of the Board and the committees on which they serve (directors are expected to attend all meetings in person, although attendance by telephone is permissible in appropriate circumstances), to come to such meetings fully prepared (including having fully reviewed all documentation sent prior to the meeting in order to actively participate in the Board or committee deliberations and decisions), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman of the Board, the President and Chief Executive Officer or the Vice President, Regulatory Affairs and Corporate Secretary of the Company for a briefing on the substantive elements of the meeting. During the year ended December 31, 2013, all directors attended all Board meetings other than Ms. Treviño and Mr. Telfer, who each attended six of the eight Board meetings held.

Directors who are resident in Canada or the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. The distinction in attendance policy between directors resident in Canada and the United States and those not resident in Canada and the United States allows the Board to attract candidates who can add substantial value to the Company but who may have significant travel burdens.

Independent Board/Committee Meetings

The Board’s policy is to hold independent director meetings at which non-independent directors and members of management do not attend at the end of each Board meeting. The following table shows the number of independent director sessions held by the Board during the year ended December 31, 2013.

Board/Committee	Total number of meetings	Independent meetings
Board	8	8
Audit Committee	4	4
Compensation Committee	6	6
Governance and Nominating Committee	4	4
Sustainability, Environment, Health and Safety Committee	5	5

All of the committees are comprised of independent directors and, as such, all committee meetings are considered to be independent meetings. All of the committees hold in-camera sessions following each meeting without members of management present.

Interlocking Directorships

The following table provides details regarding directors of the Company who serve together as directors on the boards of other public companies.

Interlocking Directorships

Reporting Issuer	Director	Committee
Silver Wheaton Corp.	Lawrence I. Bell (Retired from the Board on May 2, 2013)	Governance and Nominating Committee Human Resources Committee
	Douglas M. Holtby	Chairman of the Board
Tahoe Resources Inc.	John P. Bell	Health, Safety, Environment and Community Committee Corporate Governance and Nominating Committee
	A. Dan Rovig (Will not stand for re-election at the Meeting)	Chairman of the Board
	Kenneth F. Williamson	Audit Committee Compensation Committee
Uranium One Inc.	Ian W. Telfer	Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee
	Kenneth F. Williamson	Audit Committee Corporate Governance and Nominating Committee (Chair)

With a view to further strengthening directors’ independence, the Board has adopted a policy pursuant to which a director shall not sit on six or more outside corporate boards without previously obtaining the approval of the Board. In addition, no two directors shall sit together on two or more outside corporate boards without the approval of the Board. The Governance and Nominating Committee will annually review the continued appropriateness of such outside board memberships.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee. No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this Management Information Circular.

Responsibilities	In discharging its mandate, the Board is responsible for the oversight and review of the development or approval of, among other things, the following matters:
	—	the strategic planning process of the Company;
	—	an annual strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;
	—	annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
	—	the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
	—	material acquisitions and divestitures;
	—	succession planning, including appointing, training and monitoring senior management;
	—	a communications policy for the Company to facilitate communications with investors and other interested parties;
	—	a reporting system that accurately measures the Company’s performance against its business plan; and
	—	the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.

Succession Planning

Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and executive officers and other members of senior management (collectively, “Executive Management”). For more information on succession planning, see “Statement of Corporate Governance Practices – Committee Reports – Compensation Committee Report” on page 43.

Risk Management	The Board also has the responsibility of managing the risks to the Company’s business and must:
	—	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;
	—	approve any plans to hedge gold sales; and
	—	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

See “Statement of Corporate Governance Practices – Risk Oversight” on page 47 and “Compensation Discussion & Analysis – Enterprise Risk Management” on page 90 for additional details on the Company’s approach to risk management and assessment during the year ended December 31, 2013.

Strategic Planning

Each year, Executive Management leads an enhanced strategic planning meeting with the Board. This meeting provides them with an opportunity to review and approve the strategic plan of the Company, which, among other things, takes into account a discussion of trends within the industry and any foreseeable opportunities and risks facing the Company. If necessary, the Board may make amendments to the strategic plan and may also direct key strategic objectives for the upcoming year.

The Company also follows a rigorous process for reviewing and updating its annual and life-of-mine strategic operating plans. These operating plans assist the Company in making decisions with respect to capital and resource allocation and help direct key corporate strategic initiatives.

On an annual basis, the Board reviews and approves the budget and five-year operating plans. On a quarterly basis, the Board assesses the Company’s performance against its strategic and operational objectives.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice-Chairman of the Board and Lead Director, and the Chief Executive Officer of the Company. These position descriptions are reviewed and approved annually by the Governance and Nominating Committee and approved by the Board. The Board has not developed position descriptions for the Chair of any of the committees of the Board, but instead has adopted terms of reference for each committee of the Board which delineates the responsibility of the Chair of the committee as well as the other members of the committee and sets out the obligations of the committees as a whole. The terms of reference for each committee of the Board are available on the Company’s website at www.goldcorp.com.

Skills Matrix

The Governance and Nominating Committee maintains a matrix of the skill sets of the current Board members, which is reviewed on an annual basis, updated regularly and used in the nomination process as a reference tool for the ongoing assessment of Board composition to ensure that diversity is considered as new Board members are being assessed.

Board Performance Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee has designed a written questionnaire that is revised annually and is sent to each director on an annual basis to evaluate the Board as a whole, each committee, their peers and to conduct an individual self-assessment evaluation. The questionnaire asks directors to evaluate the Board and its committees in accordance with the following five categories:

1.	Evaluation of the Board;
—	Board Structure and Composition;
—	Board Role and Responsibilities;
—	Board Operations;
—	Board Effectiveness; and
—	Board Future;
2.	Evaluation of the Board’s Committees:
—	Committee meetings, operations and effectiveness;
3.	Peer Evaluation;
4.	Director’s Self-Evaluation; and
5.	Overall Comments and Performance.

Each director is asked to evaluate his or her peers and conduct a self-evaluation on, among other things, attendance, preparedness, contribution and participation, knowledge of the business, required skills and expertise. Under each section the directors are encouraged to add their comments.

The questionnaires were prepared and sent by the Vice President, Regulatory Affairs and Corporate Secretary of the Company during the year ended December 31, 2013 and the responses were summarized for the Chairman of the Board and the Chair of the Governance and Nominating Committee. After receiving the comments from the Board on the written survey, the Chairman of the Board held formal discussions individually with each director about the results of the questionnaires and the operations of the Board, the performance of each director and the performance of the directors as a group. The Chairman of the Board reported orally to the Chair of the Governance and Nominating Committee the results of his one-on-one interviews with the Board members. The Chair of the Governance and Nominating Committee then presented a final report to the Board at the meeting held on February 12, 2014.

With respect to 2013, the overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. Improvements implemented in prior years are working well; additional improvements have been implemented as a result of the 2013 Board assessments.

Nomination of Directors

The Governance and Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

The Governance and Nominating Committee does not set specific minimum qualifications for director positions. Instead, the Governance and Nominating Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the Governance and Nominating Committee considers an individual’s skills, diversity, independence from the

Company, experience in areas that address the needs of the Board and ability to devote adequate time to Board duties and responsibilities. The Governance and Nominating Committee also seeks to achieve the appropriate balance of industry and business knowledge and experience, including, without limitation, expertise in the mining industry, expertise with respect to international regulatory and public policy issues, management and operations experience and transactional experience in light of the function and needs of the Board, as well as independence, financial expertise, public company experience, personal integrity, judgment and reputation.

During the year ended December 31, 2013, women and non-residents each constituted 20% of the Board. If all the Nominees are elected by shareholders, the proportion of women on the Board will be 20% and the proportion of non-residents will be 10%. The Governance and Nominating Committee is confident that the current Nominees provide a breadth of experience and diversity that will allow the Board to function efficiently and effectively.

Whenever a new seat or a vacated seat on the Board is being filled, candidates that appear to best fit the needs of the Board and the Company are identified and unless such individuals are well known to the Board, they are interviewed and further evaluated with respect to this criteria by the Governance and Nominating Committee and the Chairman of the Board before they are presented to the Board for consideration.

The Governance and Nominating Committee regularly reviews the composition of the Board and considers the nominations of potential candidates on an as-needed basis. The Governance and Nominating Committee will commit the time and resources necessary to seek a qualified director with particular merits, skills and expertise if an opening arises, and may consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

Expectations and Personal Commitments of Directors

The Board expects all of its members to comply with the Company’s corporate governance guidelines. Members are also expected to comply with the Company’s policies that apply to directors and the various Board procedures and practices.

The Board also expects all of its members to demonstrate high ethical standards and integrity, leadership and current fluency in their own field of expertise. To that end, directors are expected and encouraged to participate in continuing education initiatives each year and new directors are provided with a comprehensive education program. See “Orientation and Continuing Education” on page 40.

Board members are expected to develop and expand a broad and current knowledge of the nature and operation of Goldcorp’s business which is achieved through site visits each year. All members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, directors may not serve on more than six corporate boards without the approval of the Board. In addition, directors of the Company are expected to attend all meetings of the Board and the committees on which they serve (directors are expected to attend all meetings in person, although attendance by telephone is permissible in appropriate circumstances), to come to such meetings fully prepared (including having fully reviewed all documentation sent prior to the meeting in order to actively participate in the Board or committee deliberations and decisions), and to remain in attendance for the duration of the meeting. See “Board and Committee Attendance During the Year Ended December 31, 2013” on page 34.

Diversity

The Governance and Nominating Committee believes that having a diverse Board offers a depth of perspective and enhances Board operations. The Company’s skills matrix identifies skills with the greatest ability to strengthen the Board and the Board is focused on continually increasing diversity within the boardroom. The Governance and Nominating Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election.

Gender and geography are of particular importance to the Company in ensuring diversity within the Board. Women have typically been underrepresented on boards, and the Company believes that ensuring gender diversity will enrich the Board. As the Company carries on business globally, the importance of geographic diversity is essential for Board efficiency. The Company, therefore, attempts to recruit and select Board candidates that represent both gender diversity and global business understanding and experience. However, the Board does not support fixed percentages for any selection criteria, as the composition of the Board is based on the numerous factors established by the selection criteria and it is ultimately the skills, experience, character and behavioural qualities that are most important to determining the value which an individual could bring to the Board.

In this regard, Goldcorp has introduced a unique, enterprise-wide and highly innovative diversity program. Spearheaded by Anna M. Tudela, Vice President, Regulatory Affairs and Corporate Secretary of the Company, the program entitled “Creating Choices” is a training, development and mentorship initiative for women at Goldcorp. Creating Choices aims to strengthen the ability of female employees at Goldcorp to: understand opportunities for personal and professional growth within the Company; further develop their confidence and courage; build strong partnerships with fellow employees and communities where Goldcorp has operations; gain access to mentoring; and receive recognition for their contributions to Goldcorp. This program represents the first time a Canadian   mining  company  has developed such  an  enterprise-wide

diversity program. Supported by Executive Management and the Board, Creating Choices represents the Board and Goldcorp’s commitment to diversity and inclusion. To date, over 1,000 women have graduated from the program.

Orientation and Continuing Education

In accordance with the Company’s policies on education and orientation for new directors, the Governance and Nominating Committee is responsible  for   ensuring   that   new   directors   are

In 2013, members of the Board were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, key accounting considerations, financial strategy, risk assessment and disclosure and Canadian and U.S. securities law developments.

provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements, and ensures directors understand issues faced within the business of Goldcorp. To facilitate ongoing education of the Company’s directors, the Board has the responsibility to establish ongoing director education programs and has adopted a policy to assist directors to familiarize themselves with the Company’s business and operations including the Company’s reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs. The Governance and Nominating Committee oversees ongoing education for all directors and: (a) periodically canvasses the directors to determine their training and education needs and interests; (b) arranges ongoing visitation by directors to the Company’s facilities and operations; (c) arranges the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourages and facilitates presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the year ended December 31, 2013. The Board also holds an annual strategy session and all directors are provided with the opportunity to visit at least one of the Company’s operations each year.

Directors’ Continuing Education

During the Year Ended December 31, 2013

Date	Description of Event	Topic	Attendees
February 14, 2013	Lunch Presentation	Social Media – HootSuite	All Board members
February 24 – 27, 2013	Conference	BMO Capital Markets – 22nd Global Metals & Mining Conference	Kenneth F. Williamson
March 11 – 15, 2013	Visit to Chile office and Cerro Negro Mine	Mine Visit	John P. Bell Beverley A. Briscoe A. Dan Rovig
April 17 – 19, 2013	Presentation	Global Exploration, Mining and Minerals 2013 – Building from the Ground Up: Implementing Responsibility and Sustainability in the Global Mining Sector	John P. Bell
May 1, 2013	Lunch Presentation	Portfolio Manager – Fidelity Investments	All Board members
May 22, 2013	Conference	Institute of Corporate Directors 3rd annual National Conference – Shareholder Activism: Short vs. Long-termism	Peter J. Dey
July 24, 2013	Breakfast Presentation	Ministry of Economy – Mexico	All Board members
August 2013	Conference	Canadian Society of Corporate Secretaries 15th Annual Corporate Governance Conference	Peter J. Dey
August 12 – 13, 2013	Visit to Red Lake Gold Mine	Mine Visit	John P. Bell Beverley A. Briscoe P. Randy Reifel A. Dan Rovig
September 30 – October 4, 2013	Conference	New York Stock Exchange Conference	Douglas M. Holtby
October 15, 2013	Breakfast Presentation	Institute of Corporate Directors – The Board’s Responsibility and Role in Major Project Execution Oversight	John P. Bell
October 23, 2013	Lunch Presentation	World Gold Council	All Board members
Throughout 2013	Various Institute of Corporate Directors educational events	Corporate governance matters	John P. Bell Beverley A. Briscoe
Throughout 2013	Various Ernst & Young LLP audit committee workshops	Compensation, audit and corporate governance matters	Beverley A. Briscoe
Throughout 2013	Various Deloitte LLP seminars	Compensation and corporate governance matters	Douglas M. Holtby
Throughout 2013	Several professional meetings of the Northern Nevada Section of the Society for Mining, Metallurgy and Exploration	Mines, metallurgy and exploration	A. Dan Rovig
Throughout 2013	Several professional meetings of the Geological Society of Nevada	Presentations of leading scientists from industry, academia and government	A. Dan Rovig

External Recognition

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders, and strive to provide its shareholders with comprehensive and transparent disclosure with respect to its policies and practices in this regard. Recent recognition from external third-parties for its policies and practices includes:

—	Globe and Mail – 12th place out of 232 companies and second in its industry in the 2013 Board Games (a review of corporate governance practices in Canada).
—	Chartered Professional Accountants – Excellence in Electronic Disclosure Award.
—	Enablon – Sustainable Performance in Mining Award.
—	Canadian Land Reclamation Association – Tom Peters Memorial Mine Rehab Award.

—	Named one of Canada’s Top 100 Employers.

For more information about awards received by Goldcorp in 2013, visit the Company’s website at www.goldcorp.com.

COMMITTEE REPORTS

The Board has approved terms of reference for each of the committees of the Board, and delegated responsibilities as set out in those terms of reference. Copies of each committee’s terms of reference may be found on the Company’s website at www.goldcorp.com. The following reports of the committees of the Board summarize each committee’s roles and responsibilities, as well as their highlights for the year ended December 31, 2013.

Audit Committee Report

Members	Beverley A. Briscoe (Chair), Douglas M. Holtby, Kenneth F. Williamson, Blanca Treviño and Lawrence I. Bell (retired from the Board on May 2, 2013).
Independence	Composed of four directors, all of whom are independent.
Meetings	During the year ended December 31, 2013, the Audit Committee met four times.
Primary Function

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee.

Responsibilities	Primary duties and responsibilities are to:
—

oversee the integrity of the Company’s financial statements and review the financial reports, financial information and other relevant documents, provided by the Company to any governmental body or the public;

	—	assist the Board in its oversight of the Company’s compliance with legal and regulatory requirements;
—

recommend the appointment of, and review and appraise the audit efforts of, the Company’s independent auditor, oversee the non-audit services provided by the independent auditor, oversee the independent auditor’s qualifications and independence and provide an open avenue of communication among the independent auditor, financial and senior management and the Board;

	—	assist the Board in its oversight of the performance of the Company’s internal audit function;
—

serve as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

	—	prepare the Audit Committee report(s) as required by applicable regulators; and
	—	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.
Highlights	In 2013, the Audit Committee considered, reviewed or approved the following matters:
	☑	Reviewed the Audit Committee Charter.
	☑	Received updates regarding the Company’s internal controls.
	☑	Reviewed and approved a proposed Ethics Committee Charter.
	☑	Reviewed and approved a recommendation to the Board to adopt a proposed Anti-Bribery and Anti-Corruption Policy.
	☑	Received a presentation containing a strategic overview of the department of Information Technology.
	☑	Reviewed a global audit plan presented by the Company’s auditors.

Compensation Committee Report

Members	Douglas M. Holtby (Chair since May 2, 2013), Peter J. Dey, P. Randy Reifel, A. Dan Rovig and Lawrence I. Bell (retired from the Board on May 2, 2013).
Independence	Composed of four directors, all of whom are independent.
Meetings	During the year ended December 31, 2013, the Compensation Committee met six times.
Primary Function	Makes recommendations to the Board relating to the compensation of:
—

the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

	—	the Company’s President and Chief Executive Officer; and
	—	Executive Management (identified as senior management including Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Mine General Managers).
Responsibilities	—

Reviews and recommends the compensation philosophy and guidelines for the Company, including reviewing the compensation philosophy and guidelines for Executive Management for recommendation to the Board for its consideration and approval, and reviewing policies and guidelines on compensation for all employees.

—

May determine, among other things, appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports to the Board from the Compensation Committee on the Company’s overall compensation and benefits philosophies. The Compensation Committee’s responsibilities include preparing and recommending to the Board annually a “Statement of Executive Compensation” to be included in the Company’s Management Information Circular.

	—	Establishes a peer group of comparable companies and a target competitive positioning for the Company’s executive compensation program.
—

Ensures the appropriate mechanisms are in place regarding succession planning for the President and Chief Executive Officer position, reviews the terms of reference for the President and Chief Executive Officer and recommends changes to the Board for approval; reviews corporate goals and objectives relevant to the President and Chief Executive Officer’s compensation and recommends the corporate goals and objectives to the Board for approval; leads the annual review and evaluation of the President and Chief Executive Officer’s performance and reports the results to the Board and, based on the results, recommends the President and Chief Executive Officer’s compensation to the Board for approval; and reviews any agreements between the Company and the President and Chief Executive Officer.

—

In consultation with the President and Chief Executive Officer, reviews the President and Chief Executive Officer’s assessment of Executive Management and fixes the compensation of each member for recommendation to the Board. In addition, the Compensation Committee, in consultation with the President and Chief Executive Officer, reviews and makes recommendations to the Board for its approval on the following with respect to Executive Management: all matters concerning incentive awards, perquisites, remuneration matters; benefit plans; stock option or equity-based compensation plans; and agreements between the Company and Executive Management.

—

Reviews the appointment or discharge of Executive Management, in consultation with the President and Chief Executive Officer; administers incentive plans and recommends to the Board the granting of stock options and equity-based compensation to Company employees; reviews and recommends matters relating to payment of benefits following a change of control; reviews and recommends to the Board for approval, any share ownership guidelines applicable to Executive Management; reviews and limits the number of boards on which individual members of Executive Management may participate; and annually reviews management’s assessment of compliance with applicable securities laws.

	—	Reviews benefits provided by pension plans for Executive Management and employees.
—

Subject to the business needs of the Company, periodically reviews the management organization structure and the President and Chief Executive Officer’s proposals for changes and reports significant changes and recommendations to the Board.

Succession Planning

Reviews annually the Company’s succession plans for Executive Management and monitors the progress and development of executives in accordance with the succession plans and reviews annually the adequacy of the succession candidates to foster timely and effective executive continuity. The Compensation Committee reports on this matter to the Board at least once a year. The Compensation Committee periodically reviews the Company’s management organization structure and the President and Chief Executive Officer’s proposals for changes to that structure and reports any significant organizational changes, along with the Compensation Committee’s recommendations, to the Board.

Goldcorp has a succession plan for its entire Executive Management team. Goldcorp also has a leadership development program (described below) to instill leadership competencies throughout Goldcorp and to prepare certain senior level employees for taking on executive positions in the future. The Chief Executive Officer prepares a succession planning report and presents it to the Board for each of his direct reports on the Executive Management team as well as other key positions in the Company. The Board is responsible for:

	—	ensuring there is an orderly succession plan for the position of President and Chief Executive Officer;
	—	reviewing and approving the Chief Executive Officer’s succession planning report for each of his direct reports;
—

ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

	—	ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.

The Board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Company functions where they can interact with the Board more informally.

Leadership Development and Talent Management

Throughout 2013, the Company and the Compensation Committee undertook numerous talent management initiatives to support the Company’s projected growth. The Company continues to enhance its ability to attract and recruit high-calibre individuals through targeted sourcing strategies. In 2013, social media tools were used in the recruitment process and the Company’s applicant tracking system was deployed at the Cerro Negro and Éléonore development projects. The Company also hired its first intake of graduates into the new Goldcorp Graduate Development Program, and continues to offer summer student opportunities as a means of bringing in more new talent and effectively managing the Company’s talent pipeline. To strategically manage existing talent, the Company initiated a corporate succession planning process. Rotational assignment opportunities are also now available to enhance employee skill development and foster the exchange of ideas.

Additionally, throughout 2013, the Company continued to actively empower its employees through numerous training and development programs (available in English, Spanish and French) in order to advance careers and business skills, including safety, leadership and executive development.

Advisors to the Committee

During the year ended December 31, 2013, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) as the independent compensation consultant to the Compensation Committee to provide advice on executive compensation matters for the year ended December 31, 2013. Management also retained Mercer Human Resources Consulting (“Mercer”) to provide advice and guidance on all issues related to pensions, and Towers Watson was retained as an independent advisor to Executive Management, and occasionally received requests from the Compensation Committee to provide advice and reports. See “Compensation Discussion & Analysis – Compensation Committee – Appointment and Role of the Compensation Consultants” on page 58 for further details regarding the engagement of the independent consultants by the Compensation Committee.

Highlights	In 2013, the Compensation Committee considered, reviewed or approved the following matters:
	☑	Received presentations on employee compensation review.
	☑	Received a report on compensation program risk assessment prepared by Towers Watson.
	☑	Reviewed a presentation on management’s assessment of the Company’s compliance with laws, regulations and disclosure requirements.
	☑	Reviewed and accepted management’s recommendation to adopt an amended Say on Pay policy.
	☑	Reviewed a presentation on corporate performance measures and performance targets for 2013.
	☑	Reviewed a presentation on 2013 trends in governance and executive compensation prepared by Towers Watson.
	☑	Reviewed a proposed succession plan for Executive Management.
	☑	Reviewed and accepted amendments to the CEO/Executive Vice President Share Ownership Policy.

Governance and Nominating Committee Report

Members	Peter J. Dey (Chair), John P. Bell, Douglas M. Holtby, Blanca Treviño and Kenneth F. Williamson.
Independence	Composed of five directors, all of whom are independent.
Meetings	During the year ended December 31, 2013, the Governance and Nominating Committee met four times.
Primary Function	The purposes of the Governance and Nominating Committee are to:
	—	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and
	—	develop and recommend to the Board a set of corporate governance principles applicable to the Company.
Responsibilities

The Governance and Nominating Committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition and proper succession that takes into consideration the independence of directors, competencies and skills for the Board as a whole, retirement dates and the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; periodically review the terms of reference of the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

In addition, the Governance and Nominating Committee’s responsibilities include considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Conduct and annually a “Statement of Corporate Governance Practices” to be included in the Company’s Management Information Circular; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Highlights	In 2013, the Governance and Nominating Committee considered, reviewed or approved the following matters:
	☑	Received a report on a Board review / peer feedback survey.
	☑	Received and reviewed a responsibility matrix and a board skills analysis matrix.
	☑	Reviewed the policies on director orientation and continuing education.
	☑	Reviewed the share ownership policy for the Board and the Company’s NEOs (as defined herein).
	☑	Reviewed a summary of the directors’ and officers’ liability program.
In 2013, Goldcorp was ranked 12th out of over 200 public companies and second in its industry in the Globe and Mail’s annual Canadian corporate governance rankings.

Sustainability, Environment, Health and Safety Committee Report

Members	John P. Bell (Chair), Beverley A. Briscoe, P. Randy Reifel and A. Dan Rovig.
Independence	Composed of four directors, all of whom are independent.
Meetings	During the year ended December 31, 2013, the Sustainability, Environment, Health and Safety Committee met five times.
Primary Function

The purpose of the Sustainability, Environment, Health and Safety Committee is to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety, corporate social responsibility and human rights matters. The Company follows the Global Reporting Initiatives standards for disclosing environmental performance and the Company is a member of, among other organizations, the International Council of Mining & Metals. Other organizations that the Company belongs to, or is a signatory to, can be found on the Company’s website at www.goldcorp.com.

Responsibilities	In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:
	—	reviewing, monitoring and, as appropriate, revising, the sustainability, environmental, health and safety policies of the Company;
—

reviewing the corporate and operational sustainability, environment, health and safety performance of the Company to ensure management is taking appropriate measures to achieve compliance with appropriate laws, legislation and the Company’s sustainability, environment, health and safety policies;

—

working with management in the development of short and long-term policies and standards to ensure the principles set out in the sustainability, environment, health and safety policies are being achieved;

—

reviewing community, environment, health and safety issues and incidents to determine that management is taking appropriate action in respect of these matters and that management has been duly diligent in carrying out its responsibilities and activities;

	—	reviewing results of community, environment, health and safety audits and management’s activities with respect to such audits;
—

reviewing and monitoring management’s activities to ensure that the principle risks and opportunities to the Company related to community, environment, health and safety are identified by management and that sufficient resources are allocated by management to address risks and opportunities;

	—	ensuring the Company’s directors are knowledgeable about their duties and responsibilities related to the scope of the Sustainability, Environment, Health and Safety Committee;
—

periodically visiting corporate locations to become familiar with the nature of operations, and to review relevant objectives, procedures and performance with respect to sustainability, environment, health and safety; and

	—	investigating any extraordinary negative sustainability, environment, health and safety performance, where appropriate.
Highlights	In 2013, the Sustainability, Environment, Health and Safety Committee considered, reviewed or approved the following matters:
	☑	Received regular updates on the Company’s corporate social responsibility activity.
	☑	Received updates on the environment and the Company’s sustainability report.
	☑	Received presentations and regular updates on safety, safety initiatives adopted by the Company and the Company’s health and wellness program.

Additionally, each year, the Sustainability, Environment, Health and Safety Committee visits at least two of the Company’s operating mines or project sites. During the year ended December 31, 2013, the Board visited the Company’s Cerro Negro project and the Red Lake Gold Mine.

Each year, the Company conducts a local economic impact analysis. As part of this analysis, the Company compares the wages it pays its employees against national average wages in its principal countries of interest, as noted by the World Bank annual tables for gross national income per capita per country. In 2013, average wages paid to employees by Goldcorp were higher than the national averages. For more information, please see the Company’s sustainability report posted on the Company’s website (www.goldcorp.com).

In 2013, Goldcorp was awarded the Tom Peters Memorial Mine Rehab Award, presented by the Canadian Land Reclamation Association. Goldcorp was also the recipient of the 2013 Sustainable Performance in Mining Award, presented by Enablon.

RISK OVERSIGHT

At Goldcorp, the full Board is entrusted with the responsibility for overseeing the significant risks to which the Company’s business is exposed and ensuring there are processes in place to effectively identify, monitor and manage them. A significant risk is generally defined as an exposure that has the potential to materially impact the Company’s ability to meet or support its business objectives. The Board delegates responsibility for the execution of certain elements of the risk oversight program to Board committees in order to ensure appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course.

The Audit Committee is responsible for serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements.

In addition, the Sustainability, Environment, Health and Safety Committee reviews and monitors management’s activities to ensure that the principal risks and opportunities to the Company related to community, environment, health and safety are identified by management and that sufficient resources are allocated by management to address risks and opportunities.

Finally, during the year ended December 31, 2013, the Compensation Committee engaged Towers Watson to conduct an updated risk assessment review of the Company’s compensation programs through a qualitative review process that included pay philosophy and policies; incentive plan design; performance measurement; and governance.

See “Compensation Discussion & Analysis – Enterprise Risk Management” on page 90 for additional details on the Company’s approach to risk management and assessment with respect to compensation matters during the year ended December 31, 2013.

Code of Conduct

Enforcement

The Audit Committee is responsible for monitoring compliance with the Code and related policies by reasonably ensuring that all directors, officers, employees and applicable third parties receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. To achieve this, Goldcorp has implemented an integral awareness program consisting of a combination of online and/or live training and a structured communications strategy applicable to the entire organization.

The Board has adopted a Code of Conduct (the “Code”) for its directors, officers, employees and applicable third parties conducting work for or on behalf of Goldcorp which includes Goldcorp’s Ethics Reporting Process. The Code may be accessed under the Company’s profile at www.sedar.com, on www.sec.gov or on the Company’s website at www.goldcorp.com. The Code is available in English, Spanish and French.

Directors, officers, employees and applicable third parties have a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations. All instances of Code violations or suspected Code violations must be reported in the quarterly disclosure questionnaire to be provided by each region. In order to address Code matters in a timely, unbiased and appropriate manner, the Company has also implemented an Ethics Committee chaired by the Executive Vice President and General Counsel and comprised of the Senior Vice President, People and Safety, the Vice President, Regulatory Affairs and Corporate Secretary, the Vice President, Internal Audit, the Director, Enterprise Risk Management and the Director, Ethics and Compliance. Situations that involve the following matters must be reported immediately to the applicable members of the senior management team and/or to any of the members of Goldcorp’s Ethics Committee: (i) a material misstatement or omission in the Company’s publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of the Company’s publicly released financial statements; (ii) a material misrepresentation or omission in the Company’s public disclosure documents other than financial statements; (iii) bribery of a government official or other alleged violation of anti-corruption laws; (iv) known or suspected fraud that involves a potential cost or loss to the Company exceeding $10,000; (v) known or suspected fraud, regardless of amount, that involves an officer or director of the Company or any of its subsidiaries; (vi) known or suspected fraud, regardless of amount, that involves an employee who has a significant role in the Company’s internal controls; or (vii) an event or series of events indicative of a deterioration in the overall internal control environment at a Company mine site, project development site or office. The situations identified in items (v) through (vii) also must be reported immediately to the Company’s Chairman of the Board and the Chair of the Audit Committee, or any other member of the Board. In addition, Goldcorp conducts periodical and ad hoc audits to test compliance with the Code.

Guidelines

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules regarding disclosing conflicts of interest and obtaining direction from the Company’s Ethics Committee regarding any potential conflicts of interest.

The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workforce, in order to promote an open and positive work environment. The Code details the Company’s policies on, among other things: employee relations, harassment and anti-discrimination; fraud, anti-bribery and anti-corruption; political activities and donations; and money laundering.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary consequences for violations of business ethics principles.

The Company also monitors and enforces other related global policies such as Goldcorp’s Disclosure, Confidentiality and Insider Trading Policy and Goldcorp’s Anti-Bribery and Anti-Corruption Policy. For example, the Company has developed and is progressively implementing a structured Anti-Bribery and Anti-Corruption compliance program which consists of a combination of risk-based preventive and detective actions executed throughout the organization.

In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and integrity and believes the Company’s management team promotes a culture of ethical business conduct and integrity throughout the Company’s operations and is expected to monitor the activities of the Company’s employees and applicable third parties in that regard.

Reporting Violations or Seeking Advice

The Code allows the Company’s directors, officers, employees and applicable third parties who feel that a violation of the Code has occurred, who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, or who would like advice regarding compliance with the Code to report such violations or concerns and to seek such advice on a confidential basis and anonymously, if desired, by telephone or through a dedicated web portal, both managed by NAVEX Global (formerly Ethics Point Inc.), an independent reporting agency used by the Company for this purpose. In addition, the Company maintains an internal code of conduct help service (ethics.help@goldcorp.com) that provides responses to inquiries via email. Goldcorp’s Ethics Committee members are in constant communication to assess the reports and queries received and meet on a monthly basis to discuss the status on each of these reports and queries, where applicable.

Investigations

Once received, complaints are carefully assessed by Goldcorp’s Ethics and Compliance function and forwarded to the Chair of the Audit Committee and/or to the applicable members of management. As part of the assessment of the complaints received, the Ethics Committee and/or the Chair of the Audit Committee or senior management will determine the most appropriate party to manage the related investigation(s). Priority will be given to investigations into any matters relating to (i) a material misstatement or omission in Goldcorp’s public disclosure documents or publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Goldcorp’s publicly released financial statements; (ii) bribery of a government official or other alleged violation of anti-corruption laws; or (iii) known or suspected fraud or a series of events indicative of a deterioration in the overall internal control environment at a Goldcorp mine or project development site or office. All investigations concluding with reasonable certainty that a Code violation has occurred will necessarily trigger corrective actions that may include disciplinary measures, process changes/improvements and organizational changes, among others.

Managing Fraud Risk

Goldcorp manages fraud risk through the Company’s system of internal controls. This system includes components such as the Internal Controls over Financial Reporting Compliance Program, Goldcorp’s Entity-Level Controls and the Company’s transactional controls such as delegation of financial authority for expenditures, transaction authorization requirements, segregation of duties, and information technology security. During 2014, Goldcorp intends to begin implementing a Fraud Risk Assessment process that will be integrated with the Company’s enterprise risk management (“Enterprise Risk Management” or “ERM”) program. The Fraud Risk Assessment process will support and strengthen the Company’s ability to manage fraud risk and will help management to further assess the adequacy and sufficiency of the mitigating actions in place related to the fraud risks identified throughout the organization.

GOLDCORP’S POLICIES

Shareholder Engagement and Say On Pay Policy

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Board has adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement directly with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions.

The Board remains committed to actively engaging with shareholders of the Company. Meetings are scheduled regularly between executive officers and institutional shareholders. Throughout 2013, the Company met with a number of institutional investors to discuss feedback regarding the Company’s stock option plan and executive compensation generally. The Company welcomes feedback regarding its executive compensation practices and will continue to communicate on an ongoing basis with its shareholders.

On a quarterly basis, Goldcorp holds a conference call with the investment community to review the financial and operating results of the quarter. Goldcorp also issues a Guidance Release, usually in early January, in order to report on the Company’s financial outlook for the upcoming year and provide an overview of business operations and strategies. Goldcorp’s executive officers and other members of the senior management team are regularly invited to speak at broker-sponsored industry investor conferences. Each Spring, the Company holds an Investors Day where all of Goldcorp’s investors are invited to attend. All presentations are accessible to shareholders on Goldcorp’s website at www.goldcorp.com.

The Company’s Investor Relations department is committed to meeting with brokers and actively engages with retail shareholders to address any shareholder-related concerns and to provide public information on the Company. On a regular basis, either the Chairman of the Board, the Chair of the Compensation Committee or the Chair of the Governance and Nominating Committee and other directors meet with shareholder advocacy groups in order to discuss governance issues.

Goldcorp has established various means of communications for receiving feedback from interested parties, including social media and a toll-free number for general inquiries and for investor and shareholder inquiries (1-800-567-6223). Shareholders and other interested parties may also communicate with the Board and its Chairman by email at directors@goldcorp.com or by calling a toll-free number (1-866-696-3055) or 604-696-3055. For any complaints and/or concerns with respect to

Goldcorp’s accounting, internal accounting controls or auditing matters, interested parties should refer to the contact information provided at www.goldcorp.com.

Shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. See “Say On Pay Advisory Vote” on page 13. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Compensation Committee and the Board will continue to review and analyze the results of the advisory vote on the Company’s approach to executive compensation philosophy, policies and programs and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, the following means of communication with the Compensation Committee are available:

—	by mail:

Goldcorp Inc.

c/o Corporate Secretary

3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

—	or by email or telephone as described above.

The Company also posts frequently asked questions on its website at www.goldcorp.com.

The Board confirms that the Company’s current practices substantially achieve the same results as the Canadian Coalition for Good Governance Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Board of Directors.

The Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose.

In accordance with the provisions of Section 99 of the OBCA, shareholders may submit a formal proposal and shareholders holding in the aggregate not less than 5% of the outstanding Common Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the OBCA for a description of the procedures to be followed.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the votes in  favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after  the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation  to  the Board after reviewing the matter, and the Board will act on the Governance and Nominating     Committee’s  recommendation     within  90     days

Since adoption of the Majority Voting Policy in 2005, the policy has not been triggered. Since 2009, the Company has filed the complete voting results under the Company’s profile at www.sedar.com and www.sec.gov, including the votes cast FOR or WITHHELD from each individual director. In addition, the voting results for each director for the past two years are set out in the tables under the heading “Election of Directors” on page 15.

following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

Anti-Bribery and Anti-Corruption Policy

The Company’s Anti-Bribery and Anti-Corruption Policy outlines requirements that must be fulfilled by all Goldcorp employees, officers and members of the Board as well as by any third party working for or acting on behalf of the Company. These requirements include the prohibition against: (i) the bribing of government officials; (ii) facilitation payments; and (iii) commercial bribery. The Anti-Bribery and Anti-Corruption Policy also provides the Company’s employees with further clarity regarding books and records transparency, as well as the requirements and conditions with respect to gift giving to government officials, political contributions, charitable contributions, third party oversight and due diligence, internal controls and management’s responsibility to promote and create awareness of the Anti-Bribery and Anti-Corruption Policy.

Environmental and Sustainability Policy

The Company has implemented an Environmental and Sustainability Policy which states that the Company and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting the Company’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:

—	design, construct, operate and close the Company’s facilities to comply with applicable local regulations and laws and to meet international guidelines;
—

promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities in the implementation through the use of integrated management systems;

—	promote the development and implementation of effective systems to minimize risks to health, safety and the environment;
—	be proactive in community development programs so the communities are not reliant on the mines for their future;
—	communicate openly with employees, local stakeholders and governments on the Company’s plans, programs and performance;
—

work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Company’s materials, resources and products; and

—	use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

The Environmental and Sustainability Policy is available on the Company’s website at www.goldcorp.com.

Corporate Social Responsibility Policy

The Company has adopted a Corporate Social Responsibility Policy that provides guidelines for the Company to operate in a way that respects the safety and health of employees, protects the environment, respects the human rights of employees and the residents of the communities in which the Company operates, and contributes to the sustainable development of those communities. The Corporate Social Responsibility Policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, the Company seeks to foster establishment and growth of engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of the Company’s mines. The Corporate Social Responsibility Policy provides that the Company will meet its objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into the Company’s business processes.

The Corporate Social Responsibility Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Human Rights Policy

The Company has adopted a Human Rights Policy that commits the Company to integrate human rights best practices into the Company’s business and decision-making processes. The Human Rights Policy mandates that the Company operate in a way that respects human rights of employees and the communities in which the Company operates. The Human Rights Policy is informed by international law and provides that the Company will seek to establish constructive dialogues and partnerships with a variety of stakeholders on human rights performance. The Company regularly reviews and assesses the effectiveness of and compliance with the Human Rights Policy, and all employees and contractors are trained on the Human Rights Policy. Information regarding assessments and performance will be made available to the public through annual Global Reporting Initiative reporting.

The Human Rights Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Occupational Health and Safety Policy

The Company has adopted an Occupational Health and Safety Policy that guides the Company’s objective of a safe and healthy workplace. The Occupational Health and Safety Policy provides that the Company will develop and implement effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment.

The Occupational Health and Safety Policy is available on the Company’s website at www.goldcorp.com.

Donations Policy

The Company has adopted a Donations Policy which establishes guidelines for the administration of the Company’s corporate giving program and outlines the four key areas of priority for philanthropic activities, which include Education, Healthcare, Community Development and Arts and Culture.

The Donations Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Disclosure Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy (the “Disclosure Policy”) which ensures that the Company meets its obligations under the provisions of securities laws and stock exchange rules. The Disclosure Policy establishes guidelines regarding various matters, including the timely disclosure of material information, the confidentiality of undisclosed material information and the preparation and release of communications made on behalf of the Company. It also prohibits parties from trading in the Company’s securities when such parties are in possession of certain material information and provides for the imposition of trading blackout periods.

Diversity Policy

Goldcorp’s diversity practices and initiatives form part of the Board Guidelines and are disclosed elsewhere in this Management Information Circular. See “Statement of Corporate Governance Practices – Diversity” on page 39.

STATEMENT OF EXECUTIVE COMPENSATION

Dear Goldcorp Shareholders:

On behalf of the Board, the Compensation Committee is pleased to present to you the 2013 Statement of Executive Compensation.

Introduction

The Board remains committed to maintaining the highest standards of corporate governance and shareholder accountability. In addition, for the second time last year, you were invited to cast your advisory vote on Goldcorp’s approach to executive compensation. 97% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation, demonstrating strong support for the Company’s approach to executive compensation. You are once again invited to cast an advisory vote on executive compensation. See pages 13 and 49 for additional information on Goldcorp’s “Say on Pay” advisory vote.

Our executive compensation programs are directly aligned with shareholder interests and the short-term and long-term objectives of the organization. In addition to focusing on shareholder interests, our programs are designed to facilitate the recruitment and retention of experienced, highly talented executives in the highly competitive mining industry. The summary below describes the key elements within the programs that enhance the pay-for-performance alignment, with more detail on the specific elements of compensation and the governance surrounding compensation decisions provided in the Compensation Discussion & Analysis section beginning on page 56.

Emphasis on Incentive-Based Compensation

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to performance. As set out in the graphs below, for our President and Chief Executive Officer this translates to approximately 85% of total direct compensation (salary + target bonus + grant value of long-term incentives) provided in the form of incentive-based (variable, at risk) compensation. For Executive Vice Presidents (“EVPs”), approximately 80% of total direct compensation is provided in the form of incentive-based compensation.

The long-term incentive program puts a greater emphasis on mid- to long-term performance through its mix of long-term incentives as follows:

Level	Multiplier	Mix of Long-Term Incentives
President and Chief Executive Officer	4x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options
EVP	3x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options

Pay-for-Performance Alignment

Since the majority of executive pay is provided in the form of equity compensation, which is directly aligned with the shareholder experience, there is a strong link between pay and performance. The chart below provides a comparison between Total Shareholder Return (“TSR”) and the sum of take-home pay and change in equity value for: (a) the President and Chief Executive Officer; (b) the Executive Vice President and Chief Financial Officer; and (c) the three other most highly compensated “executive officers” of the Company for the year ended December 31, 2013 (the “Named Executive Officers” or the “NEOs”) over the last five years, other than Ms. Ripley and Mr. Ball, as described below.

The chart below does not include data for Charlene Ripley, Executive Vice President and General Counsel, and Russell Ball, Executive Vice President, Capital Management, who joined Goldcorp and became NEOs during the year ended December 31, 2013, as there is insufficient historical data to accurately populate the chart for Ms. Ripley and Mr. Ball.

Within Goldcorp’s incentive compensation programs, there are design elements that ensure that the ultimate payouts are aligned with the shareholder experience and will not encourage inappropriate risk-taking. Goldcorp strives to target total direct compensation at no more than the 75th percentile of the market to reflect Goldcorp’s position as one of the world’s largest gold producers and one of Canada’s leading companies, and to better position the Company in the tight labour market for executives with mining expertise. In addition to ongoing review of our established compensation practices, Towers Watson completed a qualitative review of the risk implications of Goldcorp’s compensation programs and concluded that the Company’s compensation policy is appropriately aligned to support its stated objectives. A discussion of Goldcorp’s risk management and Towers Watson’s review can be found at page 90.

2013 Compensation Decisions

A continued, consistent focus on execution led to the achievement of our 2013 guidance, including gold production and all-in sustaining costs. The majority of our mines met or exceeded 2013 safe production guidance and our successful cost reduction efforts in the face of lower gold prices resulted in key efficiency and productivity gains while keeping our growth profile intact. We successfully achieved our cost guidance despite significantly lower realized metals prices. This operational success is reflected in a higher corporate performance score of 102%, compared to 70% in 2012, resulting in higher bonuses for our Executive Management team.

Despite the successes we have achieved, the mining industry continues to face challenges given the sustained lower metals prices. We have not been immune to the weaker metals market and our share price declined during 2013, albeit less than many of the companies in our peer group. This resulted in a continued year over year reduction in the cumulative value under our various equity programs in place for executives, which aligns the experience of our employees with you, our shareholders.

Executive summary of 2013:

—	We met corporate guidance for production and costs with most mines in our portfolio ending the year with significantly lower all-in sustaining costs and meeting or exceeding production guidance.

—	Initiatives under our Operating for Excellence program have taken root, resulting in significant efficiency and productivity gains.

—	We did not meet our reserve replacement metric, primarily due to strategic decisions which provided benefits to our overall cash flow.

—	TSR – our 2013 performance resulted in negative share price performance, however our relative share price outperformed our peers.

—

We successfully reduced capital spending mid-year and our improved cash flow in 2014 provides a strong foundation to complete on our three principal growth projects. In late 2013, we introduced the new Goldcorp Investment Framework which will provide a new level of discipline and economic certainty to all our capital spending decisions.

A more detailed discussion of the Company’s 2013 performance can be found on pages 67 and 83.

Changes to Short-term Incentive Plan

In April 2013, the Board approved the adoption of two new key objective metrics: (i) a capital management metric to reinforce the importance of disciplined and effective capital management; and (ii) a safety metric, which highlights the importance of our safety culture and our focus on “Fighting Fatalities”, as described below. With the addition of these metrics, 80% of the corporate performance score is now based on measurable goals with the remaining 20% based on qualitative goals to measure the success and progress of strategic initiatives. In addition, the inclusion of the zero fatalities metric for corporate performance is consistent with our number one corporate objective of eliminating fatalities from the work place. It is not only what we ultimately do that defines our success, but also the manner in which we execute our business plans. As such, strategic goals continue to focus on:

—	Business Development
—	Governmental Affairs
—	Corporate Social Responsibility
—	Environment
—	People (e.g. Recruitment and Growth of our People)

Conclusion

The Company believes that it provides transparent and ample disclosure on executive compensation to allow its shareholders to understand the Company’s compensation program and objectives. The Board also believes that the Company’s current executive compensation program meets the objectives and requirements expected by the Company’s shareholders. The Board expects to continue to develop practices and policies in order to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 100.

Sincerely,

Compensation Committee

“Douglas M. Holtby”	“Peter J. Dey”	“P. Randy Reifel”	“A. Dan Rovig”
Douglas M. Holtby	Peter J. Dey	P. Randy Reifel	A. Dan Rovig

COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION COMMITTEE

Membership and Relevant Experience

The Compensation Committee is comprised of four independent directors who are required to meet at least three times a year. During the year ended December 31, 2013, the Compensation Committee held six committee meetings. The increased frequency of meetings is necessary to successfully complete the responsibilities required of the Compensation Committee, given the increasing complexity of regulations and disclosure requirements.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about Goldcorp’s compensation practices.

All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. The following table contains a description of the skills and experience of each member of the Compensation Committee, as of the date of this Management Information Circular, that is relevant to the performance of their responsibilities as a member of the Compensation Committee, including skills and experience enabling the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices:

Member of Compensation Committee for the Year Ended December 31, 2013	Member Since		Relevant Skills and Experience
Douglas M. Holtby (Chair of the Compensation Committee as of May 2, 2013)	May 2013	—	President and Chief Executive Officer of private investment company Holtby Capital Corporation.
		—	Chairman of the Board of Silver Wheaton Corp.
—

Former positions include: President of Allarcom Limited, President of Allarcom Pay Television Limited, President, Chief Executive Officer and a director of WIC Western International Communications Ltd., Chairman of Canadian Satellite Communications Inc. and Trustee of ROB.TV and CKVU.

		—	Fellow Chartered Accountant.
Lawrence I. Bell (Retired from the Board on May 2, 2013)	May 2010	—	Director of Capstone Mining Corp. and Matrix Asset Management Inc.
—

Former positions include: non-executive Chairman of British Columbia Hydro and Power Authority, Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority, Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority, Chairman of the University of British Columbia Board of Directors and Canada Line (Rapid Transit) Project, Chairman and President of the Westar Group, Chief Executive Officer of Vancouver City Savings Credit Union and director of Silver Wheaton Corp.

		—	Served as Deputy Minister of Finance and Secretary to the Treasury Board in British Columbia.
Peter J. Dey	November 2006	—	Chairman of Paradigm Capital Inc., director of Granite REIT (formerly known as MI Developments Inc.) and Caracal Energy Inc.
		—	Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum.
—

Former positions include: Chairman of the Ontario Securities Commission, Chairman of Morgan Stanley Canada, Senior Partner of Osler, Hoskin & Harcourt LLP and Chair of Toronto Stock Exchange Committee on Corporate Governance.

Member of Compensation Committee for the Year Ended December 31, 2013	Member Since		Relevant Skills and Experience

P. Randy Reifel	May 2009	—	President and a director of Chesapeake Gold Corp.
		—	Former positions include: director of Glamis.
		—	Founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala.
A. Dan Rovig (Will not stand for re-election at the Meeting)	November 2006	—	Chairman of Tahoe Resources Inc.
—

Former positions include: President and Chief Executive Officer of Glamis and its subsidiaries as well as a director and Chairman of Glamis and executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America.

For more information on the relevant skills, education and experience of the members of the Compensation Committee, see the brief biographies of each Compensation Committee member at “Election of Directors” on page 15 and “Statement of Corporate Governance Practices – Board of Directors – Skills Matrix” on page 37.

Role of the Compensation Committee

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a succession plan for Executive Management.

During the year ended December 31, 2013, in fulfilling its responsibilities, the Compensation Committee, in consultation with its independent consultant:

—	ensured that the Company had an executive compensation plan that was both motivational and competitive while meeting the objectives of the Company’s executive compensation program;
—

reviewed and recommended the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the full Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, long-term incentive awards and material new compensation and benefit programs, or material changes to existing compensation and benefit programs;

—	established a peer group of comparable companies and a target competitive positioning for the Company’s executive compensation program;
—	reviewed compensation practices against the comparator group and made revisions as applicable; reviewed corporate goals and objectives;
—

reviewed and made recommendations to the Board for Executive Management for all matters concerning incentive awards, perquisites, remuneration matters, benefit plans, stock option or equity-based compensation plans and agreements between the Company and Executive Management;

—	led the annual review and evaluation of the President and Chief Executive Officer’s performance and reported the results to the Board; and
—	recommended the President and Chief Executive Officer’s compensation to the Board for approval.

For more information on the Compensation Committee’s responsibilities and mandate, see “Statement of Corporate Governance Practices – Committee Reports – Compensation Committee Report” on page 43.

Role of the Executive Officers

During the year ended December 31, 2013, the Company’s President and Chief Executive Officer and other executive officers had a role in executive compensation decisions, as follows:

—

made recommendations to the Board regarding the Company’s annual business goals and objectives, which are approved by the Board and which provide the structure by which the annual goals and objectives of other executive officers and employees throughout the Company are aligned;

—

made recommendations to the Compensation Committee regarding executive officer base salary adjustments, target annual bonus awards and actual payouts, stock-based grants and long-term incentive grants;

—	made recommendations to the Compensation Committee regarding the Company’s annual and long-term quantitative goals; and
—	made recommendations to the Compensation Committee regarding the participation in the Company’s equity-based compensation plans and amendments to such plans, as necessary.

However, the Company’s President and Chief Executive Officer and the other executive officers did not make recommendations with respect to their own compensation packages.

The Compensation Committee reviews the basis for the recommendations made by the President and Chief Executive Officer to the Compensation Committee and exercises its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Appointment and Role of the Compensation Consultants

During the year ended December 31, 2013, Goldcorp retained: (i) Towers Watson as compensation consultants to Executive Management (Towers Watson also occasionally provided advice to the Compensation Committee during this time); and (ii) Hugessen as independent executive compensation consultants to the Compensation Committee. Towers Watson and Hugessen have been engaged by Goldcorp since 2007 and 2011, respectively. The work of the compensation consultants has not raised any conflicts of interest.

The Compensation Committee, in its sole discretion, is responsible for retaining an independent compensation consultant to the Compensation Committee. In making its decision, the Compensation Committee considered: (a) whether the compensation consultant provides other services to the Company; (b) the policies and procedures of the compensation consultant that are designed to prevent conflicts of interest; (c) whether the compensation consultant has a business or personal relationship with any member of the Compensation Committee; (d) whether the compensation consultant has a business or personal relationship with any person employing the compensation consultant; (e) fees as a percentage of firm revenue; and (f) whether the compensation consultant owns any Common Shares.

Towers Watson – Consultant to Executive Management

During the year ended December 31, 2013, Goldcorp retained Towers Watson to provide compensation advice and other related services. Towers Watson worked with Executive Management to provide the following services during the year ended December 31, 2013:

—	reviewed the market competitiveness of the President and Chief Executive Officer and other NEOs’ compensation;
—	reviewed the market competitiveness of the Board’s compensation;
—	prepared a document summarizing trends in governance and executive compensation;
—	worked with management to review the long-term incentive plan design;
—	updated the compensation program risk assessment;
—	analyzed the pay-for-performance alignment for the President and Chief Executive Officer and NEOs between Goldcorp and its peers; and
—	reviewed and commented on the Company’s management information circular for the year ended December 31, 2012.

Additionally, in the course of conducting its activities during the year ended December 31, 2013, Towers Watson attended five meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee.

Hugessen – Independent Consultant to the Compensation Committee

From October 2013 to February 2014, Hugessen was retained as an independent executive compensation consultant to the Compensation Committee. The Compensation Committee received a letter from Hugessen confirming their independence and that its senior executives have no business, professional or commercial relationship with Goldcorp or any member of Executive Management, other than according to the terms of Hugessen’s engagement by the Compensation Committee.

At the Compensation Committee’s direction, Hugessen worked with the Compensation Committee to provide the following services for the Compensation Committee during the year ended December 31, 2013:

—	advice on executive compensation matters, including information, analyses and advice regarding executive compensation, as described in this Management Information Circular;
—

year-end review of, and input on, Executive Management’s proposals with respect to the size, mix and design of total direct compensation (other than the President and Chief Executive Officer’s compensation);

—	comprehensive review of the President and Chief Executive Officer’s total direct compensation;
—	provided updates on compensation, governance and regulatory trends; and
—	reviewed and commented on the Company’s management information circulars for the years ended December 31, 2012 and December 31, 2013.

In the course of conducting its activities during the year ended December 31, 2013, Hugessen attended four meetings of the Compensation Committee, including in-camera with the Compensation Committee at each meeting, and presented its findings and recommendations for discussion by the Compensation Committee. The Chair of the Compensation Committee also had separate meetings and calls with Hugessen.

All of the Compensation Committee recommendations to the Board with respect to determining the amount or form of executive and director compensation under the Company’s executive and director compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by Hugessen.

Compensation Consultant Fees

During the years ended December 31, 2013 and 2012, the following fees were paid by the Company to Towers Watson and Hugessen:

Advisor	Type of Work	2013 Fees (1) ($)	2012 Fees (2) ($)
Towers Watson	Executive Compensation-Related Fees	258,543	252,333
	All other fees	224,309 (3)	170,628 (3)
Hugessen	Executive Compensation-Related Fees	143,483	103,925
	All other fees	Nil	Nil

(1)	Converted to United States dollars at the average exchange rate for 2013 of C$1.00 = $0.9710.
(2)	Converted to United States dollars at the average exchange rate for 2012 of C$1.00 = $1.00.
(3)	Assistance with employee engagement survey and other general compensation related work.

Shareholder Engagement and Say On Pay Policy

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Board has adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement directly with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. See “Say on Pay Advisory Vote” on page 13.

The Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose.

COMPENSATION PROGRAM AT GOLDCORP

Objectives

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets and to increase share price over time. The objectives of the Company’s compensation program are to:

—	attract, retain and inspire performance of members of senior management of a quality and nature that will enhance the sustainable prosperity and growth of the Company;
—	support the Company’s strategic and compensation objectives, and emphasize long-term performance which align the interests of management with those of the Company’s shareholders; and
—	achieve increased share price and superior returns driven by operational results, which are assessed at both the Company and individual level when determining compensation.

Philosophy

The following executive compensation principles guide the Company’s overall compensation philosophy:

—

compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of experienced, high calibre executives in the highly competitive mining industry, while being fair and reasonable to shareholders;

—

compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives, both annual and long-term, in its compensation plans by emphasizing incentives in the total compensation mix;

—

compensation should be responsive to the commodity-based cyclical business environment by emphasizing operational performance measures over performance measures that are more directly influenced by metals prices;

—	compensation programs should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives;
—	compensation programs support the management of risk and ensure management’s plans are focused on generating shareholder value within a risk controlled environment; and
—

compensation should be transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).

Goals

1.	Attract, Retain and Motivate Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

—

providing a competitive cash compensation program, consisting of base salary and annual bonus opportunity that can vary based on Company and individual performance. For NEOs and Executive Management, the Company places a strong emphasis on overall Company performance rather than individual performance, and appropriately weighs the executive compensation components so as not to encourage unnecessary risk-taking. See page 67 for more information on how corporate performance is determined by the Company;

—

providing an opportunity to participate in the Company’s growth through a long-term incentive program consisting of performance share units (“PSUs”), RSUs and stock options. Long-term incentives play an important role in retaining Executive Management given that competition for mining talent continues to be intense; and

—

providing a competitive benefits offering, consisting of the Supplemental Executive Retirement Plan (“SERP”), applicable retirement benefits, the Employee Share Purchase Plan (“ESPP”), perquisites and access to health and wellness programs.

2.	Compensation At-Risk – Alignment of Interest of Management with Interest of the Company’s Shareholders

A significant portion of each executive’s total direct compensation is variable or “at-risk”. This “at-risk” portion of total direct compensation includes the annual bonus and the long-term incentives awarded on an annual basis. Both are linked to performance during the year. If the individual’s or the Company’s performance is poor, the value of “at-risk” compensation will decrease and conversely, if the individual’s or Company’s performance is strong, the value of “at-risk” compensation will increase.

Specifically, the compensation package meets the goal of aligning the interests of management with the interests of the Company’s shareholders through the following elements:

—

through the grant of PSUs, RSUs and stock options, if the price of the Company’s shares increases over time, both executives and shareholders will benefit. Conversely, if the price of the Company’s shares decreases over time, executive rewards will decrease in value; and

—

providing a three year performance period for PSUs and a three-year vesting on stock options and share-based awards acts to retain executives and provides an incentive for management to increase the price of the Company’s shares over time, rather than focusing on short-term increases.

3.	Pay for Performance

The Company’s overall corporate objective is to generate shareholder value and emphasize long-term growth, and the Company has designed incentive programs to emphasize long-term operational value drivers of performance (safe production, cost and resource growth).

Given the Company’s emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Goldcorp operates in a commodity business, with nearly all of its revenue, earnings and cash flow derived from the sale of gold and mineral by-products. As a result, the Company’s financial performance is directly related to the prices of these metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. For this reason, Goldcorp has designed its short-term incentive programs to emphasize its long-term operational value drivers of performance over more cyclical measures of financial performance.

The Company believes its compensation program is effective in motivating and rewarding executives while aligning their goals with the Company’s business objectives and shareholders’ interests. Further details on how performance is evaluated and compensation is paid to each of the NEOs, including the President and Chief Executive Officer, can be found at page 64.

COMPARATOR GROUP AND BENCHMARKING

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent, as well as to ensure that the Company’s compensation is reasonable.

Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies. Annually, Towers Watson provides the Company with information regarding compensation programs and compensation levels at the 50th and 75th percentiles among the comparator group indicated in the table below.

For the year ended December 31, 2013, the proposed total direct compensation for each NEO was evaluated against the total direct compensation of similar positions held at the comparator group companies to ensure compensation was competitive. Goldcorp strives to target total direct compensation at no more than the 75th percentile of appropriate comparator data. Given the tight talent supply in the mining industry, compensation recommendations are also validated against different samples taken from the comparator group, particularly the companies in the North American gold mining category. The Compensation Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

Comparator Group

Goldcorp used the following criteria for choosing the comparator group:

—	publicly-traded companies;
—	companies that reflect the competitive marketplace for executive management talent;
—	companies that are facing similar industry dynamics, i.e., capital intensive and subject to commodity price cycles; and
—	companies that are engaged in mining or the resources industry and are headquartered in North America.

Comparator Group for Benchmarking 2013 Compensation

Comparative Company	Category	Corporate Head Office Location	Revenues (2013 Fiscal Year End) (1) (2) $ millions	Market Capitalization (at December 31, 2013) (1)(2) $ millions	Assets (2013 Fiscal Year End) (1)(2) $ millions
Agnico-Eagle Mines Limited	North American Gold Mining	Toronto, Ontario	1,638	4,575	4,959
Agrium Inc.	Canadian Resource Industry	Calgary, Alberta	15,727	13,217	15,977
Barrick Gold Corporation	North American Gold Mining	Toronto, Ontario	12,511	20,512	37,448
Cameco Corporation	Canadian Resource Industry	Saskatoon, Saskatchewan	2,296	8,205	7,567
Canadian Natural Resources Limited	Canadian Resource Industry	Calgary, Alberta	15,197	36,737	48,716
Cenovus Energy Inc.	Canadian Resource Industry	Calgary, Alberta	17,562	21,629	23,743
Cliffs Natural Resources Inc. (3)	North American Other Mining	Cleveland, Ohio	5,691	4,013	13,122
Eldorado Gold Corporation	North American Gold Mining	Vancouver, British Columbia	1,124	4,061	7,235
Encana Corporation	Canadian Resource Industry	Calgary, Alberta	5,858	13,364	17,648
Finning International Inc.	Corporate Office Location	Vancouver, British Columbia	6,359	4,396	4,761
Freeport-McMoRan Copper & Gold Inc.	North American Other Mining	Phoenix, Arizona	20,921	39,180	63,510
IAMGOLD Corporation	North American Gold Mining	Toronto, Ontario	1,147	1,252	4,190
Kinross Gold Corporation	North American Gold Mining	Toronto, Ontario	3,780	5,005	10,287
Newmont Mining Corporation	North American Gold Mining	Denver, Colorado	8,322	11,466	24,764
Potash Corporation of Saskatchewan Inc.	Canadian Resource Industry	Saskatoon, Saskatchewan	6,733	28,390	17,958
Talisman Energy Inc.	Canadian Resource Industry	Calgary, Alberta	4,761	12,038	19,161
Teck Resources Limited	North American Other Mining	Vancouver, British Columbia	8,831	15,013	34,059
TELUS Corporation	Corporate Office Location	Vancouver, British Columbia	10,671	21,454	20,300
Yamana Gold Inc.	North American Gold Mining	Toronto, Ontario	1,843	6,492	11,411
25th Percentile			2,296	4,575	7,567
Median			6,359	12,038	17,648
75th Percentile			12,511	21,454	24,764
Goldcorp			3,687	17,596	29,564

(1)	The data provided in the table above reflects the most recent financial information publicly available for these companies as of the date of this Management Information Circular.
(2)	Where necessary, values have been converted to United States dollars using the following December 31, 2013 exchange rate: C$1.00 = $0.9413.
(3)	Cliffs Natural Resources Inc. ceased to be a reporting issuer in Canada in 2011.

Goldcorp believes the selection criteria used are relevant for benchmarking because the group is selected using objectively defined criteria and reflects Goldcorp’s competitive marketplace in terms of geography, industry, revenue, assets and market capitalization. The Compensation Committee uses the market data as a source of reference when making its recommendations to the Board, while at the same time considering the scope, responsibilities and accountability of the Company’s executives, which can be broader than their respective job titles indicate. Annually, the Compensation Committee reviews and approves the comparator group for benchmarking purposes. In February 2013, based on market developments, the Compensation Committee reviewed the comparator group and, as a result of its review, decided to include Eldorado Gold Corporation in its comparator group for the year ended December 31, 2013, while excluding First Quantum Minerals Ltd. and Nexen Inc.

ELEMENTS OF EXECUTIVE COMPENSATION

Goldcorp’s strategy is to provide a competitive total compensation package. Each element of this package is developed utilizing market data and ensures that Goldcorp attracts and retains experienced and talented senior professionals with a view to mitigating risks to the Company. These elements represent standard offerings within senior gold producing companies.

Guided by the Company’s executive compensation principles and policies, the Compensation Committee used the elements set out in the table below in its executive compensation program for the year ended December 31, 2013.

Components of the Executive Compensation Program

Component	Purpose	Performance Period	Form of Compensation	Reference
Fixed
Base Salary

Base salaries form an essential element of the Company’s compensation mix as they are the base measure to compare and remain competitive relative to peer companies. Base salaries are used as the base to determine other elements of compensation and benefits.

		1 year	Cash	See page 66.
Variable
Short-term Incentives

Bonuses are designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company. The targets are based on realistic performance expectations within acceptable risk parameters, which set an appropriate balance between the achievement of annual objectives and long-term value creation.

		1 year	Cash	See page 66.
Long-term Incentives	PSUs are share-based awards that are based on specific performance criteria designed to align the interests of Executive Management with the interests of the Company’s shareholders.	3 years	Equity-based (settled in cash)	See page 69.

RSUs are share-based awards that are intended to promote ownership of the shares of the Company by Executive Management and therefore align the interests of Executive Management with the interests of the Company’s shareholders.

		3 years	Equity-based	See page 70.
	Stock options are intended to reward Executive Management for its success in achieving sustained, long-term profitability and increases in stock value.	5 years	Equity-based	See page 71.

Component	Purpose	Performance Period	Form of Compensation	Reference
Other
Retirement Benefits	The group registered retirement savings plan (“RRSP”) program for Canadian corporate employees and the 401(k) program for United States corporate employees allow employees to contribute amounts to their retirement savings plans which are matched by Goldcorp, up to certain limits and subject to the annual limitations established each year by the Canada Revenue Agency and the United States Internal Revenue Service. Participation in the plans is voluntary.	--	Cash	See page 71.

The SERP is designed to supplement RRSP arrangements because the Income Tax Act (Canada) (the “Tax Act”) restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The purpose of the SERP is to recognize value or contribution to the Company and to provide an important element of retention by encouraging executives to remain with the Company. Participation in this plan is voluntary and is available to the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada.

		1 year	Cash	See page 72.
Other Compensation and Perquisites	The Company’s executive employee benefit program includes life, medical, dental and disability insurance. Such benefits and other perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.	--	--	--
	The Canadian and US ESPPs are intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company. Participation in the plans is voluntary and is available to all employees of Goldcorp in Canada and the United States.	--	--	See page 72.

The specific rationale for design, determination of amounts and related information regarding each of these components are outlined below for each of the NEOs included in the “Summary Compensation Table” on page 92.

The following sections provide information on the following executives who were determined to be the Company’s NEOs for the year ended December 31, 2013:

Name of NEO	Title of NEO
Charles A. Jeannes	President and Chief Executive Officer
Lindsay A. Hall	Executive Vice President and Chief Financial Officer
Charlene A. Ripley	Executive Vice President and General Counsel
George R. Burns	Executive Vice President and Chief Operating Officer
Russell D. Ball	Executive Vice President, Capital Management

NEO Target Pay Mix

Goldcorp’s total direct compensation program has three key components for its executive officers: (1) base salary; (2) annual bonus; and (3) long-term incentives. In addition, each executive receives indirect compensation through participation in the SERP and benefit programs. Goldcorp’s program has a balanced focus between short and long-term financial and operational results.

The following table outlines the target pay mix for each of the NEOs for the year ended December 31, 2013 as a percentage of target total direct compensation. As indicated, Goldcorp intends to deliver approximately 63% of target total direct compensation to executive officers in the form of long-term incentives consisting of PSUs, RSUs and stock options. Each of the elements of compensation is discussed in more detail below.

Target Pay Mix for the Year Ended December 31, 2013

Name of NEO	Base Salary	Target Annual Bonus	Long-Term Incentive Grant Value
Charles A. Jeannes	16%	20%	64%
Lindsay A. Hall	21%	17%	62%
Charlene A. Ripley	21%	17%	62%
George R. Burns	21%	17%	62%
Russell D. Ball	21%	17%	62%

Base Salary

Generally, an individual NEO’s base salary is targeted between the 50th and 75th percentile of the comparator group, depending on the Compensation Committee’s subjective assessment of the NEO based on the criteria outlined below and the recommendation of the President and Chief Executive Officer. However, base salaries are not capped within this range, and an individual’s salary may vary from the target based on the Compensation Committee’s subjective assessment. The President and Chief Executive Officer does not make a recommendation with respect to his own salary or any other component of his overall compensation.

The main consideration in establishing base salaries for the NEOs is the evaluation of market data for similar positions, particularly the companies in the North American gold mining category. Individual rates generally vary according to the following factors:

—	the particular responsibilities related to the position;
—	experience level;
—	overall performance (recent and long-term);
—	expected future contribution;
—	retention concerns; and
—	the recommendation of the Company’s President and Chief Executive Officer.

The importance of each factor varies depending upon the facts and circumstances of the particular executive and his or her position.

The Compensation Committee reviews NEO salaries annually as part of its overall competitive market assessment, as described above, and recommends any increase in base salary for the President and Chief Executive Officer and the NEOs to the Board for approval. Annual salary adjustments are completed in February of each year to align with the determination of all other compensation awards.

The Compensation Committee is satisfied that the Company’s current base salaries reflect competitive market practices and satisfies the goal of attracting, retaining and motivating key talent.

Short-term Incentives (Annual Bonus)

Bonuses are a variable element of the total compensation package. The bonus target (percentage of base salary) is developed based on market data for similar positions, particularly the companies in the North American gold mining category, and ensures Goldcorp remains competitive within its industry. In January 2013, following a review of executive compensation market data, the Compensation Committee recommended, and the Board approved, an increase to the EVP (including the NEOs, but excluding the President and Chief Executive Officer) bonus targets from 70% to 80%. Following this change, an individual NEO’s target bonus for the year ended December 31, 2013 remained targeted between the 50th and 75th percentile of the Company’s comparator group. Each NEO has a target and specific objectives that they work towards each year, as described below. Two factors are considered when determining actual bonuses for NEOs. The first is the corporate performance of the Company against a specific set of performance criteria and the second is the individual performance of each NEO. The corporate performance weighting is significantly higher than the individual performance weighting in determining the annual bonus.

The table below summarizes the NEO target bonuses and the percent weighting between corporate and individual performance.

Name of NEO	Target (% of Base Salary)	Corporate Performance	Individual Performance
Charles A. Jeannes	125%	80%	20%
Lindsay A. Hall	80%	70%	30%
Charlene A. Ripley	80%	70%	30%
George R. Burns	80%	70%	30%
Russell D. Ball	80%	70%	30%

Actual performance is measured against targets with a full qualitative assessment of how  the results  were  achieved,  as discussed below.

The Compensation Committee is satisfied that the Company’s annual bonuses are aligned with the Company’s performance and reflect competitive market practices. The Compensation Committee is confident that these bonuses do not encourage imprudent risk-taking while allowing the Company to attract, retain and motivate talented executives to add shareholder value.

Corporate Performance

The  Company  annually   determines  the  components  of   corporate

Annual bonuses can range from 0% of target if threshold performance is not achieved, 100% of target if performance meets expectations, to a maximum of 200% of target if performance objectives are exceeded. This prevents excessive payouts and acts as a disincentive against imprudent risk-taking.

performance as a percentage, weighted by: 80% objective performance measures and 20% strategic initiatives. The following table summarizes these components of corporate performance for 2013:

		Objective Performance Measures	Strategic Initiatives
Methodology	The Compensation Committee approves the objective performance measures and uses a formula to measure the achievement of these objectives as set out in the table on page 83.		Determined using a more subjective approach and some management discretion, subject to Compensation Committee approval, to measure achievement of these objectives.
Percentage of Corporate Performance	80%		20%
Components for 2013	—	Safe Production – 20%

General assessment of management’s success in advancing the Company’s strategy and values including: corporate social responsibility (environment, health, safety and sustainability); government affairs; financing and liquidity; people (e.g., recruitment and growth of the Company’s people); and business development.

	—	Operating Costs – 20%
	—	Reserve replacement – 10%
	—	Total capital expenditures – 20%
	—	Safety – 10%

Changes to Short-term Incentive Plan

In April 2013, the Board approved the adoption of two new key objective metrics: (i) a capital management metric to reinforce the importance of effective capital spending; and (ii) a safety metric,

which highlights the importance of the Company’s safety culture and focus on Fighting Fatalities. To accommodate these goals the specific annual objectives were removed from the corporate performance component with the result being that 80% of the corporate performance score is now based on measurable goals while 20% remains based on qualitative goals to measure the success and progress of strategic initiatives because it is not only what the Company ultimately does that defines its success, but also the manner in which the Company’s business plans are executed.

Individual Performance

Individual performance objectives for the NEOs are established by the President and Chief Executive Officer at the start of each financial year, and individual performance objectives for the President and Chief Executive Officer are recommended by the Compensation Committee and approved by the Board. The individual performance component is measured against the key performance objectives for each individual. Using the Company’s performance management system, individual performance for the NEOs is rated on a scale of one to five by the President and Chief Executive Officer, and individual performance for the President and Chief Executive Officer is rated on a scale of one to five on the basis of a recommendation by the Compensation Committee and approval by the Board. Each score is assigned a corresponding percentage multiplier between 0% for a score of one to 200% for a score of five, which is then used to calculate the individual element of the bonus.

Highlights of the individual performance for the NEOs are listed in the performance highlights charts for each NEO found on pages 77 and 80 to 81.

Long-term Incentives

The Company’s long-term incentive program ensures that each member of Executive Management works towards increasing Goldcorp’s share performance, and, along with shareholders, benefits from the future success of the organization, while mitigating the risk of encouraging achievement of short-term benefits at the expense of long-term sustainability and shareholder value. A vesting element is included as an incentive for the executive to remain with the Company.

For the year ended December 31, 2013, the Compensation Committee considered the total direct compensation of similar positions held at companies in the comparator group, particularly the companies in the North American gold mining category, in determining the appropriate methodology for long-term incentive grants, including the appropriate multiplier to be used.

The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of long-term incentive awards every year and makes a recommendation to the Board for approval. The following factors are considered when making such recommendations:

The Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his long-term incentive award, which is determined by the Board on the recommendation of the Compensation Committee.

—	the executive’s contribution and value to the Company in the previous year;
—	the executive’s expected future contribution;
—	the executive’s level within the Company; and
—	the importance to the Company of retaining the executive.

No changes were made to the grant methodology or the form of long-term incentives in 2013. For the President and Chief Executive Officer and each EVP (including the NEOs), the value of the long-term incentive award is granted as described in the following table:

Level	Multiplier	Mix of Long-Term Incentives
President and Chief Executive Officer	4x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options
EVP	3x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options

Such awards are variable and “at-risk”, where the ultimate value received is contingent upon future performance which, if not achieved, will reduce or eliminate the actual value of these awards.

Performance Share Units (PSUs)

On July 28, 2010, the Company established a performance share unit plan (the “Performance Share Plan”) whereby PSUs are issued to eligible executives as determined by the Board or the Compensation Committee as directed by the Board.

On achievement of the performance-based criteria, being the TSR, PSUs issued under the Performance Share Plan entitle the holder to a cash payment at the end of a three-year performance period as set out below, subject to the discretion and approval of the Board. The final value of the award that vests at the end of the three-year performance period may vary from 0% to 200% of the initial grant based on achievement of the performance objectives.

Criteria - Three Year Compound Average Annual TSR is:	Performance Multiplier (1)
Greater than five percentage points below the S&P/TSX Global Gold Index Return	0%
Five percentage points below the S&P/TSX Global Gold Index Return	50%
Equal to the S&P/TSX Global Gold Index Return	100%
Ten percentage points above the S&P/TSX Global Gold Index Return	200%

(1)	Results are interpolated between the points.

The TSR under the Performance Share Plan is reflected as a compound annual return over the performance period and is calculated using values at the beginning and end of the performance period based on the 30 trading day volume weighted average and assuming any dividends on Common Shares during the period are reinvested in additional Common Shares at the closing  price  on  the  dividend  date.

The performance multiplier is capped at 100% if the Company’s TSR for the period is negative.

The Performance Share Plan was created in 2010 and the first three year performance cycle ended in 2013.

Accordingly, in 2013, the Board and the Compensation Committee reviewed the PSUs granted to NEOs in 2010 in accordance with the methodology and criteria described above in order to determine the total payout value to each NEO. See “2013 Compensation Decisions – Performance Share  Units  (PSUs) – PSU  Payouts”  on  page  86  and  the table entitled “Value Vested or Earned During the Year Ended December 31, 2013” on page 95 for a summary of the cash payout values of the PSUs that vested in 2013. As such values were reported for 2010 compensation, they were not included for 2013 in the “Summary Compensation Table” on page 92.

During 2013, the Company undertook a thorough review of the Performance Share Plan. The objectives of the review were to assess:

For a description of the Performance Share Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

—	alternative metrics to complement existing measure of TSR;

—	alternative peer groups to measure relative TSR performance compared to the current S&P/TSX Global Gold Index;

—	current averaging period of 30 days used to determine the beginning and ending values of the performance period for Goldcorp and the S&P/TSX Global Gold Index; and

—	performance hurdles in the current market environment.

The Compensation Committee, together with the Board, and in consultation with the President and Chief Executive Officer, reviewed and approved the following recommendations:

—

TSR will remain the sole metric because the Company strongly believes share price movement relative to its peers provides both the best indicator of performance and value creation for shareholders. It also aligns the interests and experience of executives and shareholders;

—

the use of a unique peer group of companies was not determined to be optimal in the longer term. Using the S&P/TSX Global Gold Index is a transparent measure of how Goldcorp performed relative to its gold mining peers;

—	to mitigate short-term share price volatility, the averaging period used to determine the beginning and ending values for the performance period was increased from 30 days to 60 days; and
—	the existing performance hurdles will remain unchanged based on a historical analysis of TSR performance of Goldcorp, its direct peers, and the S&P/TSX Global Gold Index constituents.

The Company will continue to review and monitor trends for the Performance Share Plan as appropriate.

Amendments to the Performance Share Plan

For a description of the amendments to the Performance Share Plan made effective February 12, 2014, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

Restricted Share Units (RSUs)

The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 20, 2008, April 26, 2012 and May 2, 2013.

The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU   entitles the holder to one Common Share (which are   settled

by the issuance of treasury shares) at the end of a restricted period as determined by the Board. The RSUs granted to executive officers generally vest one-third per year beginning on the first anniversary of the date of grant.

Amendments to the Restricted Share Plan

For a description of the amendments to the Restricted Share

For a description of the Restricted Share Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.
Plan to be approved at the Meeting, see “Meeting Agenda –

Amendments to the Restricted Share Plan” on page 11 and “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”. After the Meeting, a copy of the Restricted Share Plan, as amended, will be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

Stock Options

The Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 2, 2007, May 20, 2008 and May 18, 2011.

The  Stock  Option  Plan  provides  for  the  granting  to  participants  of  stock  options  to  purchase  Common  Shares.  The stock options currently have a term of five years and vest in three annual instalments starting with the first  anniversary  of  the  grant.  The  Stock  Option  Plan  is  designed  to  advance  the    interests   of   the  Company  by  encouraging  employees

For a description of the Stock Option Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.
and officers to have equity participation in the Company
through the acquisition of Common Shares. A vesting element is included as an incentive for the executive to remain with the Company.

Amendments to Stock Option Plan

For a description of certain amendments to the Stock Option Plan made effective February 12, 2014 and certain amendments to be approved at the Meeting, see “Meeting Agenda – Amendment to the Stock Option Plan” on page 12 and “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”. After the Meeting, a copy of the Stock Option Plan, as amended, will be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

RETIREMENT AND OTHER BENEFITS

Group RRSP/401(k) Programs

Group RRSP for Canadian Corporate Employees

Goldcorp sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. Goldcorp then matches the employee contribution up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2013, the limitation on the Company’s matching contribution was C$23,820 per participating employee.

401(k) Program for United States Corporate Employees

Goldcorp USA, Inc., a wholly-owned subsidiary of Goldcorp, sponsors a voluntary 401(k) program for United States corporate employees. Goldcorp makes an employer non-elective contribution in the amount of 3% of earnings for all participants. In addition, participating employees may choose to contribute a percentage of earnings to a maximum amount based on the annual limitation set each year by the United States Internal Revenue Service. In 2013, the limitation for employee contributions was $17,500 for individuals under the age of 50 or $23,000 for individuals aged 50 and older. Goldcorp matches the employee contributions up to 5% of earnings. The United States Internal Revenue Service sets an annual limit on employee earnings that can be considered under the 401(k) program. In 2013, the annual employee earnings limit was $255,000.

Supplemental Executive Retirement Plan

In addition to the Group RRSP and 401(k) programs, the Company sponsors the SERP for the President and Chief Executive Officer, the EVPs and other designated executive officers of the Company in Canada. The SERP is considered to be a defined contribution plan for purposes of this Management Information Circular.

In recognizing that retirement plans form an important part of an executive’s compensation package, the Compensation Committee approved the implementation of the SERP effective January 1, 2007. The SERP was developed for those executives who work in Canada and who are subject to the limitation imposed by the Tax Act on annual RRSP contributions.

Contributions under the SERP are accumulated with interest based on bond returns and are payable to the executives upon retirement, death or termination from the Company. Payment at retirement or voluntary termination is allowed only following a five year vesting period which requires the completion of five years of participation in the plan. The account balances under the SERP are funded through retirement compensation arrangements, which are trust vehicles   subject to   certain  Tax Act provisions,   held by the

Under the SERP, the Company will provide annual contributions of 15% of base salary and bonus to the President and Chief Executive Officer, the EVPs and other designated executive officers of the Company in Canada minus the Company contributions to their respective RRSP accounts.

Royal Trust Corporation. The SERP program is funded
on an annual basis. Goldcorp views the SERP as an important component in terms of attraction and retention.

Other Compensation/Perquisites

During the year ended December 31, 2013, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary. However, Ms. Ripley, Mr. Burns and Mr. Ball received relocation and housing benefits in conjunction with their respective transfers to Vancouver. Those amounts are included in the column entitled “All other compensation” in the “Summary Compensation Table” at page 92.

Employee Share Purchase Plan

In July 2007, the Company implemented an ESPP for all of the Company’s Canadian operations and corporate employees, including the Named Executive Officers, to encourage employees to accumulate savings through ownership of Common Shares.

In July 2013, the Company implemented an ESPP for all of the Company’s United States operations and corporate employees.

The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company, thereby aligning employee interests with those of the Company’s shareholders.

Participation in the ESPP is voluntary and employees can elect to contribute up to 6% of their earnings which are matched 50% by the Company and Common Shares are purchased in the open market on or about the 15th day of each month. Employees have the right to vote any Common Shares that are owned under the ESPP.

Effective January 1, 2014, the employee contribution maximum for Canadian employees was increased to 10% of earnings. The Company match for the Canadian and United States ESPP remains at 50% to a maximum of 3% of earnings.

Corporate Aircraft

The Company makes use of a variety of owned and leased aircraft, the use of which is governed by an aviation policy, amended effective January 1, 2009. The policy provides that company aircraft may be used only in the conduct of official business of the Company. When the corporate aircraft make flights in the conduct of company business, executive officers while not on official company business as well as other passengers who are not employees of the Company may occupy seats only if approved by the Company’s President and Chief Executive Officer. When an executive officer or guest uses the corporate aircraft for other than official company business this is considered a perquisite of employment for the executive officer and is considered a taxable benefit. During the year ended December 31, 2013, the corporate aircraft was not used for any non-company business purpose. Once a year the Chair of the Audit Committee reviews the corporate aircraft annual usage records and reports to the Board.

EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

Effective January 1, 2009, the Board revised its policy regarding executive share ownership such that the Chief Executive Officer of the Company must hold that number of Common Shares with a value of at least four times his base salary and each of the other NEOs must hold that number of Common Shares with a value of at least two times their base salary. This policy was amended effective January 1, 2014 to extend the application of the policy to the EVPs, in addition to the Chief Executive Officer and the NEOs. In addition, the amendments provide that, for the purposes of determining compliance with the executive share ownership requirements, the holdings of the Chief Executive Officer and each EVP will be valued based on the closing price of the Common Shares on December 31 each year, or the value at the time of acquisition, if greater. This requirement is to be attained within five years of becoming the Chief Executive Officer or EVP and must be maintained throughout their tenure as the Chief Executive Officer or EVP. Once the Chief Executive Officer and EVPs have achieved the minimum share ownership, if the share ownership of the individual falls below the minimum market value, including due to a decrease in the price of the Common Shares, such individual will have 18 months to again become compliant with the executive share ownership policy.

Goldcorp’s executive share ownership requirements, calculated based on the value of Common Shares held by the EVP as at December 31, 2013 (excluding the value of unvested RSUs), are designed to align the interests of Goldcorp’s executives with shareholders. During 2013, the substantial share ownership requirements for the Chief Executive Officer and the EVPs ensured that they experienced a similar impact on the value of their personal holdings of Common Shares to that of other shareholders. See the table below entitled “CEO and NEO Share Ownership Requirements and Actual Share Ownership at December 31, 2013”.

As 2012 was the first year that Mr. Burns was an EVP while the Company had in place a share ownership requirement policy for EVPs, he has until 2017 to achieve the minimum share ownership requirement under this policy. As 2013 is the first year that each of Ms. Ripley and Mr. Ball are EVPs, they have until 2018 to achieve the minimum share ownership requirement under this policy.

The following table provides information regarding the year over year change in shareholdings for the CEO and each NEO for the years ended December 31, 2013 and 2012.

CEO and NEO Share Ownership Requirements

and Actual Share Ownership at December 31, 2013

Name, Title and Year Became CEO/EVP	Year	Base Salary ($)		Number of Common Shares Held	Value of Shares ($)	Number of RSUs Subject to Vesting	Shareholding Requirements ($)	Shareholding Requirements Met (Date at which Shareholding Requirements Is/Was to Be Met)	Amount at Risk (Total Market Value of Common Shares and RSUs) (2) ($)	Amount at Risk as a Multiple of Base Salary
										Based on Common Shares	Based on Total
Charles A. Jeannes President and Chief Executive Officer (2006)	2013	1,456,500	(1)	438,319	9,806,003	104,634	5,826,000	Yes (2009)	12,146,858	6.7	8.3
	2012	1,456,000		384,945	14,077,439	93,179	5,824,000	Yes (2009)	17,484,995	9.7	12.0
	Change	+500		+53,374	(4,271,436)	+11,455	+2,000	-	(5,338,137)	(3.0)	(3.7)

Lindsay A. Hall Executive Vice President and Chief Financial Officer (2006)	2013	851,567	(1)	103,844	2,323,181	46,861	1,703,134	Yes (2009)	3,371,548	4.5	4.0
	2012	877,000		102,355	3,743,122	42,834	1,754,000	Yes (2009)	5,309,562	4.3	6.1
	Change	(25,433)		+1,489	(1,419,941)	+4,027	(50,866)	-	(1,938,014)	+0.2	(2.1)

Charlene A. Ripley Executive Vice President and General Counsel (2013)	2013	534,050	(3)	-	-	59,363	1,068,100	No (2018)	1,328,060	0.0	2.5
	2012	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Change	-		-	-	-	-	-	-	-	-

George R. Burns Executive Vice President and Chief Operating Officer (2012)	2013	825,350	(4)	41,588	930,400	37,231	1,650,700	No (2017)	1,763,326	1.1	2.1
	2012	750,000	(5)	32,546	1,190,207	28,701	1,500,000	No (2017)	2,239,803	1.6	3.0
	Change	+75,350		+9,042	(259,807)	+8,530	+150,700	-	(476,477)	(0.5)	(0.8)

Russell D. Ball Executive Vice President, Capital Management (2013)	2013	728,250	(6)	1,089	24,363	27,204	1,456,500	No (2018)	632,966	0.0	0.9
	2012	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Change	-		-	-	-	-	-	-	-	-

(1)	Base salaries for 2013 are reported in U.S. dollars using the exchange rate of C$1.00 = $0.9710.
(2)

Calculated using the closing market prices of the Common Shares on the TSX on December 31, 2013 and December 30, 2012 of C$23.04 and C$36.57, respectively, and converted to United States dollars at the exchange rate of C$1.00 = $0.9710 and C$1.00 = $1.00 for the years ended December 31, 2013 and 2012, respectively.

(3)

Calculated by multiplying Ms. Ripley’s 2013 annual salary of C$550,000 by the 2013 exchange rate of C$1.00 = $0.9710. The pro-rated amount paid to Ms. Ripley in 2013 based on the date of hire of April 1, 2013 was $400,538.

(4)

In February 2013, the Board approved a base salary increase for Mr. Burns from C$750,000 to C$777,000. Following a review of Mr. Burns’ role and responsibilities, in July 2013 the Board approved a recommendation made by the President and Chief Executive Officer to increase Mr. Burns’ salary to C$850,000 which was effective retro-actively to January 1, 2013 and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

(5)

As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to C$750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

(6)

Calculated by multiplying Mr. Ball’s 2013 annual salary of C$750,000 by the 2013 exchange rate of C$1.00 = $0.9710. The pro-rated amount paid to Mr. Ball in 2013 based on the date of hire of May 27, 2013 was $438,817.

PERFORMANCE GRAPHS

Toronto Stock Exchange

The following graph compares the yearly change in the cumulative TSR for C$100 invested in Common Shares on December 31, 2008 against the cumulative TSR of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2008	2009	2010	2011	2012	2013
Goldcorp (TSX)	C$100	C$108	C$120	C$119	C$96	C$61
S&P/TSX Composite Index	C$100	C$134	C$157	C$144	C$153	C$173
S&P/TSX Global Gold Index	C$100	C$108	C$136	C$118	C$100	C$53

Since 2008, the S&P/TSX Global Gold Index has experienced substantial volatility. The Company’s TSR performance over the past three years has weakened in conjunction with overall weakness in the gold equity market. Nevertheless, in accordance with the provisions of the Performance Share Plan, the Company outperformed the S&P/TSX Global Gold Index during the period from August 2010 to July 2013 by 5.94%. See “2013 Compensation Decisions – Performance Share Units (PSUs) – PSU Payouts” on page 86.

Meanwhile, since 2008, compensation awarded to NEOs has decreased primarily due to the extensive long-term incentive market review conducted in 2011. Goldcorp amended its long-term incentive grant methodology to one where the value of the grant is based on a multiple of base salary based on the level of the position in the organization in addition to introducing a different mix with more emphasis being placed on PSUs and RSUs than existed previously. From February 2011 to February 2012, this change resulted in a 23% reduction in grant value for the President and Chief Executive Officer and a 43% reduction in grant value for the EVPs. Given that long-term incentives represent, on average, more than 60% of a NEO’s total direct compensation, this significant adjustment occurred concurrently with the downturn in the market further reinforcing the Compensation Committee’s and the Board’s commitment to ensure alignment of compensation with performance and shareholder experience. It is important to note that a significant portion of NEO compensation (at least 64%) is based on long-term incentives with the ultimate value received tied directly to Goldcorp’s share price performance. See “Statement of Executive Compensation” on page 53.

New York Stock Exchange

The following graph compares the yearly change in the cumulative TSR for $100 invested in Common Shares on December 31, 2008 against the cumulative TSR of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

($)	2008	2009	2010	2011	2012	2013
Goldcorp (NYSE)	$100	$125	$146	$141	$118	$70
S&P 500 Index	$100	$126	$145	$147	$171	$225
Philadelphia Gold & Silver Index	$100	$137	$185	$150	$140	$73

For a discussion regarding how the trend shown in the above performance graph compares to the trend in the Company’s compensation to executive officers over the same period, see above under “Performance Graphs – Toronto Stock Exchange”.

NAMED EXECUTIVE OFFICERS AND 2013 INDIVIDUAL PERFORMANCE

Chief Executive Officer Pay for Performance

CHARLES A. JEANNES 55 British Columbia, Canada President and Chief Executive Officer

Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Company’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry provide a direct benefit to the Board and valuable insight into all aspects of the management of the Company. Mr. Jeannes is a member of the NACD.

Performance Highlights

Mr. Jeannes’ performance highlights as President and Chief Executive Officer included leading the organization’s very successful operating performance including meeting all guidance for gold production and beating guidance for operating and capital cost performance. He also led the Company’s successful response to significantly lower gold prices during the year including mine plan optimization, mid-year reductions in capital spending and general and administrative expense and enhancement of the Company’s “Operating for Excellence” program to lower costs through innovation, productivity and supply chain management. Highlights also include the generation of strong operating cash flows and adjusted earnings for 2013 even in the face of lower metals prices; successful advancement of the Company’s three mine construction projects; and substantial advancement of the Company’s corporate social responsibility and governmental affairs efforts to create active and meaningful stakeholder partnerships. Mr. Jeannes also led a renewed, company-wide focus on safety based on improved leadership, accountability and training. He also successfully managed changes to the Company’s management during the year including the appointment of a new Executive Vice President, Capital Management, and a new Executive Vice President and General Counsel. Mr. Jeannes continued to effectively represent the Company in relations with employees, investors, the financial community, government and media.

Effective January 1, 2009, Mr. Jeannes was appointed President and Chief Executive Officer of the Company and the table below provides details of Mr. Jeannes’ compensation year over year:

Compensation Component	2009	2010	Year over Year Change	2011	Year over Year Change	2012	Year over Year Change	2013	Year over Year Change
Base salary (1)	$1,094,500 (C$1,250,000)	$1,262,170 (C$1,300,000)	+4%	$1,415,540 (C$1,400,000)	+8%	$1,456,000 (C$1,456,000)	+4%	$1,456,500 (C$1,500,000)	+3%
Bonus	$1,766,700 (C$1,800,000)	$2,034,600 (C$2,000,000)	+11%	$1,633,883 (C$1,611,960)	-19%	$1,194,957 (C$1,229,000)	-24%	$1,904,002 (C$2,093,000)	+70%

(1)	All base salary increases were retroactive to January 1 of the year indicated.

A significant portion of Mr. Jeannes’ total 2013 compensation is tied to Goldcorp’s performance relative to other gold companies. Payments under the PSU program are based on the Company’s TSR relative to the S&P Global Gold Index which includes direct gold comparators in the Company’s peer group. See “Elements of Executive Compensation – Long-term Incentives” above. See “Comparator Group and Benchmarking” for a discussion of the Company’s comparator group and an explanation of why the Company chose those companies as its comparator group.

Toronto Stock Exchange

The following graph compares the total direct compensation paid to Mr. Jeannes in Canadian dollars against the yearly percentage change in the cumulative TSR for C$100 invested in Common Shares on December 31, 2008 and against the cumulative TSR of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2008	2009	2010	2011	2012	2013
Goldcorp (TSX)	C$100	C$108	C$120	C$119	$96	$ 61
S&P/TSX Composite Index	C$100	C$134	C$157	C$144	$153	$173
S&P/TSX Global Gold Index	C$100	C$108	C$136	C$118	$100	$ 53
Chief Executive Officer Total Direct Compensation	N/A(1)	C$7,479(2)	C$9,363(2)	C$10,530(2)	C$8,844(2)	C$9,801(2)

(1)	Mr. Jeannes was appointed President and Chief Executive Officer of the Company on January 1, 2009.
(2)

This amount represents the President and Chief Executive Officer’s total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the “Summary Compensation Table” on page 92.

New York Stock Exchange

The following graph compares the total direct compensation paid to Mr. Jeannes in United States dollars against the yearly percentage change in the cumulative TSR for $100 invested in Common Shares on December 31, 2008 against the cumulative TSR of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	2008	2009		2010		2011		2012		2013
Goldcorp (NYSE)	$100	$125		$146		$141		$118		$70
S&P 500	$100	$126		$145		$147		$171		$225
Philadelphia Gold & Silver Index	$100	$137		$185		$150		$140		$73
Chief Executive Officer Total Direct Compensation	N/A (1)	$6,739	(2)	$9,238	(2)	$10,796	(2)	$8,832	(2)	$9,402	(2)

(1)	Mr. Jeannes was appointed President and Chief Executive Officer of the Company on January 1, 2009.
(2)

This amount represents the President and Chief Executive Officer’s total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the “Summary Compensation Table” on page 92.

The following chart provides a comparison between TSR and the sum of take-home pay and change in equity value for the President and Chief Executive Officer over the last five years:

Other Named Executive Officers’ Performance

LINDSAY A. HALL 58 British Columbia, Canada Executive Vice President and Chief Financial Officer

Mr. Hall was appointed Executive Vice President and Chief Financial Officer of Goldcorp on April 19, 2006. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation. Mr. Hall has a Bachelor of Arts in Economics and a Bachelor of Commerce (Honours) from the University of Manitoba.

Performance Highlights

Mr. Hall’s performance highlights as Executive Vice President and Chief Financial Officer included working within the executive leadership team (the “Executive Leadership Team”) on all critical aspects of the Company’s business and strategic planning including leading the planning and budgeting response to lower metals prices at mid-year. Other highlights include the successful completion of the Company’s initial public bond financing at near-record low interest rates; leading and continuing to improve management’s reporting to and interaction with the Audit Committee of the Board; managing the Company’s relationships with banking partners and rating agencies; managing growing finance, accounting, treasury, insurance and information technology functions commensurate with the physical and geographical expansion of the Company’s business; and assisting with investor relations meetings and conferences.

CHARLENE A. RIPLEY 49 British Columbia, Canada Executive Vice President, General Counsel

Ms. Ripley was appointed Executive Vice President, General Counsel of Goldcorp effective April 1, 2013. Prior to her role at Goldcorp, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston where she was responsible for leading the legal, information technology, corporate governance, compliance, government affairs, insurance and risk management departments, as well as supporting several multi-million and billion dollar growth transactions. Ms. Ripley holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax, Nova Scotia. She is a member of The Law Society of British Columbia, The Law Society of Alberta, Texas State Bar and Canadian Bar Association. Ms. Ripley serves on the BC Provincial Advisory Board for the Heart and Stroke Foundation of Canada. She was honored in 2012 by the Greater Houston Women’s Chamber of Commerce as the Breakthrough Woman for the Energy Industry and received The Association of Women Attorneys 2013 Premiere Women in Law award. In 2013 she was recognized by Women in Mining UK as one of their 100 Global Inspirational Women in Mining.

Performance Highlights

Ms. Ripley joined the Company early in 2013 as Executive Vice President and General Counsel and immediately began improving the delivery of legal services company-wide even as she was learning the details of the business. Highlights of her performance include achieved cost reductions in legal services for the year; management of legal issues in connection with land disputes in Mexico and excellent support for the Company’s corporate development efforts including the sale of the Marigold mine and the bid for Osisko Mining Corporation (“Osisko”) announced after year-end. In recognition of Ms. Ripley’s capabilities, her department was reorganized to include the Company’s Internal Audit and Enterprise Risk Management functions near the end of the year.

GEORGE R. BURNS 54 British Columbia, Canada Executive Vice President and Chief Operating Officer

Mr. Burns was appointed Executive Vice President and Chief Operating Officer of Goldcorp in August 2012. Prior to that, he held the positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States, respectively. Mr. Burns joined Goldcorp on August 8, 2007 and has over 35 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco including Vice President of mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

Performance Highlights

Mr. Burns completed his first full year as Executive Vice President and Chief Operating Officer with excellent performance from the operating mines, with all Goldcorp-operated mines except one meeting or exceeding its production guidance for the year. The operating mines also recorded All-in Sustaining Costs better than public guidance, due in part to a company-wide Operating for Excellence program for continuous improvement of operating efficiency and productivity at the mines led by Mr. Burns. He also completed several important additions to the operations leadership team. Other highlights included managing the Company’s successful Technical Services team and its work on a variety of economically important technical issues at various operations, and working closely with the Executive Vice President, Capital Management on development of the Company’s three ongoing growth projects and preparations for transition from the Projects to Operations teams.

RUSSELL D. BALL 45 British Columbia, Canada Executive Vice President, Capital Management

Mr. Ball was appointed Executive Vice President, Capital Management of Goldcorp in May 2013. Prior to his role at Goldcorp, Mr. Ball served as Executive Vice President and Chief Financial Officer for Newmont. Over his 19 years with Newmont, Mr. Ball worked in audit, finance, treasury and investor relations before joining the executive team as Chief Financial Officer. His tenure at Newmont has taken him to Indonesia, Australia, Canada, Peru, Mexico, New Zealand, Ghana and the United States. Prior to Newmont, Mr. Ball was a manager in the finance and audit groups with PricewaterhouseCoopers in Durban, South Africa. Mr. Ball serves as a Director and Audit Committee Chair of Molycorp, Inc. (NYSE: MCP). He is both a Chartered Accountant from the Institute of Chartered Accountants of South Africa and a Certified Public Accountant in Colorado.

Performance Highlights

Mr. Ball joined the Company as Executive Vice President, Capital Management in May 2013 and immediately helped to develop stronger and more collaborative working relationships between the Project Development team and the Operations and Finance groups within Goldcorp. Highlights of his performance include steady progress at the Company’s three development projects during the year, with all three – Cerro Negro, Éléonore and Cochenour – on or ahead of schedule for start up, and the completion of several important additions to the Projects team. He also led development and completion of the Goldcorp Investment Framework that will provide additional rigor and discipline in all of the Company’s material capital investment decisions.

2013 COMPENSATION DECISIONS

Base Salary

For the year ended December 31, 2013, the following adjustments were made to annual salaries in accordance with the Compensation Committee’s compensation policy:

Name of NEO	2012 Base Salary ($)		2013 Base Salary ($)		Year over Year Change		Salary Rationale
Charles A. Jeannes	1,456,000	(1)	1,456,500	(2)	+3%		Increase in line with market
Lindsay A. Hall	877,000	(1)	851,567	(2)	Nil	(3)	Deemed in line with market
Charlene A. Ripley	N/A		400,538	(2)(4)	N/A		N/A
George R. Burns	614,000	(5)	825,350	(2)(6)	+34%		Increase due to promotion to Executive Vice President and Chief Operating Officer in August 2012 (7)
Russell D. Ball	N/A		438,817	(2)(8)	N/A		N/A

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = $1.00 for the year ended December 31, 2012.
(2)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = $0.9710 for the year ended December 31, 2013.
(3)

Mr. Hall did not experience either a year over year increase or a year over year decrease. The apparent decrease in his base salary from 2012 to 2013 is due to fluctuations in the exchange rate for the years ended December 31, 2012 and December 31, 2013.

(4)	Pro-rated amount paid in 2013 based on the date of hire of April 1, 2013. Ms. Ripley’s 2013 annual salary was C$550,000.
(5)

$364,000 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period January 1, 2012 to August 31, 2012 and $250,000 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period September 1, 2012 to December 31, 2012, converted to United States dollars based on an exchange rate of C$1.00 = $1.00. As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to C$750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

(6)

In February 2013, the Board approved a base salary increase for Mr. Burns from C$750,000 to C$777,000. Following a review of Mr. Burns’ role and responsibilities, in July 2013 the Board approved a recommendation made by the President and Chief Executive Officer to increase Mr. Burns’ salary to C$850,000 which was effective retro-actively to January 1, 2013 and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

(7)

Mr. Burns’ salary increase for 2013 was a result of his promotion in August 2012 from the position of Senior Vice President, Mexico to the role of Executive Vice President and Chief Operating Officer. This increase was approved by the Board on the recommendation of the President and Chief Executive Officer following a review of Mr. Burns’ role and responsibilities in his new role as Executive Vice President and Chief Operating Officer.

(8) Pro-rated amount paid in 2013 based on the date of hire of May 27, 2013. Mr. Ball’s 2013 annual salary is C$750,000.

On  February 12,  2014,  the  Board  approved,  based  on  the  recommendation  of  the  Compensation  Committee,  the  following  annual  salaries  for  the  NEOs  to  be  effective  as  of  January 1,  2014,  for  the  current  financial  year  in  accordance  with  the   Compensation   Committee’s   compensation   policy   and

None of the NEOs received an increase in base salary for 2014.
considerations described above.

Name of NEO	2014 Base Salary (1) ($)
Charles A. Jeannes	1,364,550
Lindsay A. Hall	797,807
Charlene A. Ripley	500,335
George R. Burns	773,245
Russell D. Ball	682,275

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = $0.9097, the noon exchange rate on February 12, 2014, being the date the base salaries were determined for 2014.

Short-term Incentives (Annual Bonus)

2013 Overall Score

Target Performance vs. Actual Performance

		2013 Performance Range
Performance Measures	Weighting	Below Threshold (0%)	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Performance Factor	Weighted Result
Objective Performance Measures
Safe Production (million ounces) (1)	20%	1.953	2.062	2.170	2.387	2.22	125%	25%
Operating Costs: (2)
Gold ($/oz.)	14%	869	797	724	652	702	151%	21%
Silver ($/oz.)	2%	17.72	16.24	14.77	13.29	13.30	200%	4%
Zinc ($/oz.)	2%	0.85	0.78	0.71	0.64	0.70	114%	2%
Lead ($/oz.)	2%	1.25	1.14	1.04	0.94	0.78	200%	4%
Reserve Replacement (million ounces)	10%	<53.34	53.34	56.14	61.76	~51	0%	0%
Total Capital Expenditures	20%	Subject to review of spend vs. progress against milestones					90%	18%
Safety	10%	If fatality occurs entire metric defaults to 0%				2 fatalities	0%	0%
Strategic Initiatives	20%	Qualitative Assessment					140%	28%
						Recommended Total Corporate Score		102%
						Final Total Corporate Score Approved by Board		102%

(1)	Does not include Pueblo Viejo and Alumbrera.
(2)

Operating costs include all fixed costs, however, variable costs such as foreign exchange and interest rates, which are outside of management control, are not included. Operating costs have been broken down by product.

Corporate Objectives

The overall corporate score, including objective performance measures and strategic initiatives was 102%. The Compensation Committee, together with the Board, and in consultation with the President and Chief Executive Officer, reviewed and confirmed the overall corporate score and, based on the Company’s overall performance for the year ended December 31, 2013, then calculated the corporate performance portion of the bonuses paid to each NEO for the year ended December 31, 2013. The Compensation Committee will consider the formula for determining the corporate score going forward to ensure it accurately reflects the Company’s performance during the year.

Strategic Initiatives

The Company’s strategic initiatives are aligned to creating sustainable value and focus on Corporate Development, Governmental Affairs, Corporate Social Responsibility, Environment, and People. These functional areas are subject to a qualitative review by the President and Chief Executive Officer who recommended a score of 140% to the Compensation Committee, together with the Board, for approval based on the following factors:

—	Through adoption of Operating for Excellence initiatives and revised mine plans nearly every mine saw reductions in all-in costs over the year.

—	Successful reduction in general and administrative spending by 10% and debt issuance timing at near all-time low interest rates.

—	Implementation of the Goldcorp Investment Framework has introduced a new level of discipline and economic certainty to all the Company’s capital spending decisions.

—

Corporate development efforts were strong with a variety of excellent project reviews, initiation of the successful sales processes for the Marigold mine and the Company’s holding in Primero Mining Corp. and preparation for the Osisko acquisition launched in early 2013.

—	Continued collaborative work with the governments in the jurisdictions where Goldcorp operates including the strengthening of those partnerships in jurisdictions such as Québec and Argentina.

—

Continued integration of Corporate Social Responsibility into the Company’s culture and business practices, having made excellent progress on the Sustainable Excellence Management System, improved relations with various communities, the successful completion of several collaboration agreements with the Company’s First Nations partners and programming support for initiatives in the Company’s four key Corporate Social Responsibility pillars – education, health, community development and arts and culture.

—

Enhanced Company-wide safety training and accountability initiated at Goldcorp’s inaugural “Day of Remembrance” in October 2013, when the Company suspended work activities at every site and office in order to pay respect to those who lost their lives at work and to take part in special safety training.

—

Launched the Goldcorp Graduate Program to address future skills gaps in the mining industry as well as undertaking a thorough review of training and development needs following results from the Company’s Employee Opinion Survey.

2014 Changes to Short-Term Incentive Plan

For 2014, based on the recommendation received from the President and Chief Executive Officer, the Compensation Committee, together with the Board, agreed to the following revisions to the short-term incentive performance metrics:

—      Operating costs: replace the operating costs metric from a 25% operating cost metric based on co-product, by metal, to a combination of by-product and   All-In   Sustaining   Costs   (“AISC”)   metrics   weighted on: (i) 15% by-product to support Operating for Excellence initiatives at the site;  and (ii) 10% AISC to incorporate total organizational cost-metrics and sustaining capital at the operations.

The AISC metric aligns with the new industry standard. This metric has been widely adopted by the mining sector following work with the World Gold Council and represents what it costs Goldcorp to produce one ounce of gold.

—	Capital: given the AISC metric will include sustaining capital this metric will be re-named “Major Project Capital”.

—	Reserves: this metric will be re-named “Exploration/Reserves”.

Individual Performance

As provided above, each NEO’s annual bonus is comprised of an element of individual performance in addition to the corporate performance score determined as described above. Highlights of the individual performance for the NEOs are listed in the performance charts for each NEO found on pages 77 and 80 to 81.

Bonuses Awarded

Bonuses for the year ended December 31, 2013, based on the corporate and individual performance described above, were determined and approved on February 12, 2014 and paid on February 28, 2014. The annual bonuses were calculated as follows:

Name of NEO	Target Bonus (% of Base Salary)	Corporate Performance Weighting x Score			Individual Performance Weighting x Score			Overall Score	Actual Bonus (% of Base Salary)
Charles A. Jeannes	125%	80%	102%		20%	150%		112%	140%
Lindsay A. Hall	80%	70%	102%		30%	161%		120%	96%
Charlene A. Ripley	80%	70%	102%	+	30%	170%	=	123%	96%
George R. Burns	80%	70%	102%		30%	160%		119%	98%
Russell D. Ball	80%	70%	102%		30%	163%		120%	96%

The bonus amounts, as disclosed in the following table, will be reported as income for tax purposes by the respective Named Executive Officers for 2014.

Bonuses Awarded

for the Year Ended December 31, 2013

Name of NEO	Title of NEO	Bonus Amounts ($) (1)
Charles A. Jeannes	President and Chief Executive Officer	1,904,002
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	763,238
Charlene A. Ripley	Executive Vice President and General Counsel	367,746 (2)
George R. Burns	Executive Vice President and Chief Operating Officer	739,586
Russell D. Ball	Executive Vice President, Capital Management	437,869 (3)

(1)

These bonus amounts were paid in Canadian dollars and have been converted to United States dollars at the exchange rate of C$1.00 = $0.9097, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on February 12, 2014, the date the bonuses were awarded.

(2)	This amount represents the pro-rated bonus amount paid to Ms. Ripley based on the date of hire of April 1, 2013. Ms. Ripley’s annualized bonus during the year ended December 31, 2013 was $490,328.
(3)	This amount represents the pro-rated bonus amount paid to Mr. Ball based on the date of hire of May 27, 2013. Mr. Ball’s annualized bonus during the year ended December 31, 2013 was $656,803.

Long-term Incentives

Long-term incentives for the year ended December 31, 2013 were determined using a multiple of base salary as follows:

Substantially improved corporate performance yielded a 46% year over year increase in the short-term incentive score (from 70% to 102%).

Given the weighting of the corporate component of the NEO bonuses (80% and 70%, respectively) this resulted in material increases in their bonus payouts for the year ended December 31, 2013.

Name of NEO	2013 Base Salary (1)	Multiplier
Charles A. Jeannes	$1,456,500	4
Lindsay A. Hall	$851,567	3
Charlene A. Ripley	C$550,000 (2)	3
George R. Burns	$825,350	3
Russell D. Ball	C$750,000 (2)	3

(1)	These amounts are reported in United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(2)

Annual salary was used for the purposes of calculating long-term incentive entitlements. A one-time exceptional grant was made to Ms. Ripley and Mr. Ball as a result of forfeited compensation from previous employment and may not reflect the multiplier applicable to EVPs, being three times base salary.

Performance Share Units (PSUs)

During the year ended December 31, 2013, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 240,318 PSUs to the Named Executive Officers, representing less than one percent of the total number of Common Shares outstanding as at December 31, 2013, as follows:

PSU Grants

During the Year Ended December 31, 2013

Name of NEO	Title of NEO	Number of PSUs	Value ($)
Charles A. Jeannes	President and Chief Executive Officer	82,034	1,945,846	(1)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	35,972	853,256	(1)
Charlene A. Ripley	Executive Vice President and General Counsel	25,534	544,130	(2)
George R. Burns	Executive Vice President and Chief Operating Officer	31,870	755,956	(1)
Russell D. Ball	Executive Vice President, Capital Management	64,908	1,120,961	(3)
Total		240,318	5,220,149

(1)

These amounts were calculated by multiplying the number of PSUs granted by the February 27, 2013 grant date fair value of C$24.38 ($23.72) per PSU. The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The performance period for each PSU expires on February 27, 2016. The key assumptions used under the binomial lattice model that were used for the 2013 PSU awards in the table above were as follows: (i) Risk-free interest rate: 1.152%, (ii) Annual dividend yield of the Company: 1.819%, (iii) Annual dividend yield of the S&P/TSX Global Gold Index: 1.980%, (iv) Historical annual volatility of the S&P/TSX Global Gold Index: 28.513%, (v) Expected stock-based compensation forfeiture rate: 9.3%, and (vi) Historical annual volatility of the Company: 33.500%.

(2)

These amounts were calculated by multiplying the number of PSUs granted by the May 14, 2013 grant date fair value of C$21.54 ($21.31) per PSU. The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The performance period for each PSU expires on May 14, 2016. The key assumptions used under the binomial lattice model that were used for the 2013 PSU awards in the table above were as follows: (i) Risk-free interest rate: 1.137%, (ii) Annual dividend yield of the Company: 2.057%, (iii) Annual dividend yield of the S&P/TSX Global Gold Index: 2.490%, (iv) Historical annual volatility of the S&P/TSX Global Gold Index: 30.243%, (v) Expected stock-based compensation forfeiture rate: 9.1%, and (vi) Historical annual volatility of the Company: 33.800%.

(3)

These amounts were calculated by multiplying the number of PSUs granted by the May 28, 2013 grant date fair value of C$17.91 ($17.27) per PSU. The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The performance period for each PSU expires on May 28, 2016. The key assumptions used under the binomial lattice model that were used for the 2013 PSU awards in the table above were as follows: (i) Risk-free interest rate: 1.181%, (ii) Annual dividend yield of the Company: 2.257%, (iii) Annual dividend yield of the S&P/TSX Global Gold Index: 2.400%, (iv) Historical annual volatility of the S&P/TSX Global Gold Index: 30.219%, (v) Expected stock-based compensation forfeiture rate: 13.1%, and (vi) Historical annual volatility of the Company: 34.000%.

PSU Payouts

On July 3, 2013 the PSUs granted on August 3, 2010 vested. The Performance Share Plan measures Goldcorp’s relative TSR compared to the S&P/TSX Global Gold Index. Goldcorp outperformed the S&P/TSX Global Gold Index by 5.94% on a compound annual basis, which would otherwise have resulted in a payout of 159.4%. However, in accordance with the Performance Share Plan’s design and in order to align the experience of the Executive Management team with shareholders, the payout was capped at 100% because the relative TSR was negative.

Name of NEO	Title of NEO	Number of PSUs Vested	Value Reported in 2010 (1) ($)	Amount Paid in 2013 (3) ($)
Charles A. Jeannes	President and Chief Executive Officer	57,893.10	1,594,320	1,510,184
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	26,051.89	717,444	679,583
Charlene A. Ripley	Executive Vice President and General Counsel	N/A	N/A (2)	N/A
George R. Burns	Executive Vice President and Chief Operating Officer	10,338.05	N/A (2)	269,676
Russell D. Ball	Executive Vice President, Capital Management	N/A	N/A (2)	N/A
Total		94,283	2,311,764	2,459,443

(1)	As such values were reported for 2010 compensation, they were not included for 2013 in the “Summary Compensation Table” on page 92.
(2)	Ms. Ripley, Mr. Burns and Mr. Ball were not NEOs in 2010 and therefore no value was reported for such individuals.
(3)

This amount was calculated by multiplying the number of PSUs that vested in 2013 by $26.09 (based on the 30-day volume-weighted average price of the Common Shares on the TSX prior to the vesting date of July 3, 2013 and converted to United States dollars at the exchange rate on July 3, 2013 of C$1.00 = $0.9503).

Restricted Share Units (RSUs)

During the year ended December 31, 2013, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 195,707 RSUs to the Named Executive Officers, representing less than one percent of the total number of Common Shares outstanding as at December 31, 2013, at deemed prices of C$33.48, C$29.48 and C$27.57, as follows:

RSU Grants

During the Year Ended December 31, 2013

Name of NEO	Title of NEO	Number of Share- Based Awards (RSUs)	Value ($)
Charles A. Jeannes	President and Chief Executive Officer	59,737 (1)	1,975,672 (4)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	26,195 (1)	866,343 (4)
Charlene A. Ripley	Executive Vice President and General Counsel	59,363 (2)	1,709,847 (5)
George R. Burns	Executive Vice President and Chief Operating Officer	23,208 (1)	767,554 (4)
Russell D. Ball	Executive Vice President, Capital Management	27,204 (3)	723,164 (6)
Total		195,707	6,042,580

(1)

All of these RSUs were issued at a deemed price of C$33.48 per share with the restricted periods expiring as to one-third on February 27, 2014, one-third on February 27, 2015 and one-third on February 27, 2016.

(2)	All of these RSUs were issued at a deemed price of C$29.48 per share with the restricted periods expiring as to one-third on May 14, 2014, one-third on May 14, 2015 and one-third on May 14, 2016.
(3)	All of these RSUs were issued at a deemed price of C$27.57 per share with the restricted periods expiring as to one-third on May 28, 2014, one-third on May 28, 2015 and one-third on May 28, 2016.
(4)

These amounts were calculated by multiplying the number of RSUs by the closing market price on February 27, 2013 of C$33.90 and converted to United States dollars at the exchange rate of C$1.00 = $0.9756. This is consistent with the accounting values used in the Company’s financial statements.

(5)

This amount was calculated by multiplying the number of RSUs by the closing market price on May 14, 2013 of C$29.23 and converted to United States dollars at the exchange rate of C$1.00 = $0.9854. This is consistent with the accounting values used in the Company’s financial statements.

(6)

This amount was calculated by multiplying the number of RSUs by the closing market price on May 28, 2013 of C$27.57 and converted to United States dollars at the exchange rate of C$1.00 = $0.9642. This is consistent with the accounting values used in the Company’s financial statements.

The table below shows the percentage of shares outstanding comprised by the RSUs granted during the year ended December 31, 2013:

Maximum initial share reserve	9,190,276
Total issued and outstanding shares at March 18, 2014	813,184,974
Total shares that may be issued under outstanding RSUs/total shares issued and outstanding	0.4%
2013 burn rate (The burn rate is the number of RSUs issued in 2013 (1,748,613), expressed as a percentage of the 812,256,730 Common Shares that were issued and outstanding as at December 31, 2013.)	0.22%

Stock Options

During the year ended December 31, 2013, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 1,058,052 stock options to the Named Executive Officers, representing less than one percent of the total number of Common Shares outstanding as at December 31, 2013, with exercise prices of C$33.48, C$29.63 and C$27.53 as follows:

Stock Option Grants

During the Year Ended December 31, 2013

Name of NEO	Title of NEO	Number of Stock Options	Value ($)
Charles A. Jeannes	President and Chief Executive Officer	260,417 (1)	2,119,849 (4)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	114,193 (1)	929,554 (4)
Charlene A. Ripley	Executive Vice President and General Counsel	358,281 (2)	2,183,595 (5)
George R. Burns	Executive Vice President and Chief Operating Officer	101,172 (1)	823,562 (4)
Russell D. Ball	Executive Vice President, Capital Management	223,989 (3)	1,128,065 (6)
Total		1,058,052	7,184,625

(1)

These stock options are exercisable at a price of C$33.48 per share and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710 and vest over a three year period, one-third on February 27, 2014, one-third on February 27, 2015 and one-third on February 27, 2016. These stock options expire on February 27, 2018.

(2)

These stock options are exercisable at a price of C$29.63 per share and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710 and vest over a three year period, one-third on May 14, 2014, one-third on May 14, 2015 and one-third on May 14, 2016. These stock options expire on May 14, 2018.

(3)

These stock options are exercisable at a price of C$27.53 per share and converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710 and vest over a three year period, one-third on May 28, 2014, one-third on May 28, 2015 and one-third on May 28, 2016. These stock options expire on May 28, 2018.

(4)

The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows: (i) Risk-free interest rate: 1.11%, (ii) Expected option life: 3 years, (iii) Expected volatility: 35.50%, and (iv) Dividend yield: 1.81%.

(5)

The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows: (i) Risk-free interest rate: 1.07%, (ii) Expected option life: 3 years, (iii) Expected volatility: 35.20%, and (iv) Dividend yield: 2.06%.

(6)

The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows: (i) Risk-free interest rate: 1.21%, (ii) Expected option life: 3 years, (iii) Expected volatility: 31.15%, and (iv) Dividend yield: 2.26%.

The table below shows the percentage of shares outstanding comprised by the stock options granted during the year ended December 31, 2013:

Maximum initial share reserve	46,500,000
Total issued and outstanding shares at March 18, 2014	813,184,974
Total shares that may be issued under outstanding options/total shares issued and outstanding	2.5%
2013 burn rate (The burn rate is the number of options issued in 2013 (3,331,330), expressed as a percentage of the 812,256,730 Common Shares that were issued and outstanding as at December 31, 2013.)	0.41%

Supplemental Executive Retirement Plan

All of the NEOs were SERP members during the year ended December 31, 2013. During the year ended December 31, 2013, the Company contributed the following amounts to the SERP on behalf of the NEOs with respect to the year ended December 31, 2012.

SERP Contributions

During the Year Ended December 31, 2013

Name of NEO	Title of NEO	SERP Contributions (1)(2) ($)
Charles A. Jeannes	President and Chief Executive Officer	435,696
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	225,966
Charlene A. Ripley	Executive Vice President and General Counsel	N/A (3)
George R. Burns	Executive Vice President and Chief Operating Officer	32,696
Russell D. Ball	Executive Vice President, Capital Management	N/A (3)

(1)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(2)	Employer contributions with respect to the year ended December 31, 2013 will be made by the Company during the year ending December 31, 2014.
(3)

There were no contributions made to the SERP with respect to the year ended December 31, 2012 for Ms. Ripley or Mr. Ball as they did not become members of the SERP until they joined the Company in 2013.

For further details regarding the terms of the SERP, see “Retirement Plan Benefits” below.

Retirement Plan Benefits

The following table provides information regarding the retirement benefits accumulated on behalf of each NEO under the SERP for the year ended December 31, 2013.

Accumulated Pension Benefits under the SERP

Name	Accumulated value at start of year (1) ($)	Compensatory (1)(2) ($)	Non-Compensatory (1)(2) ($)	Accumulated value at year end (1)(3) ($)
Charles A. Jeannes	2,014,733	385,885	(32,533)	2,368,085
Lindsay A. Hall	1,186,653	195,695	(18,928)	1,363,421
Charlene A. Ripley	N/A	60,081	(335)	59,746
George R. Burns	361,280	178,800	(6,645)	533,435
Russell D. Ball	N/A	65,822	(300)	65,522

(1)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(2)	Employer contributions with respect to the year ended December 31, 2013 will be made by the Company during the year ending December 31, 2014.
(3)	SERP benefits are fully-vested following five years of SERP membership. SERP benefits are fully-vested for Messrs Jeannes, Hall and Burns.

The contributions made by the Company on behalf of the respective Named Executive Officers to the Group RRSP program during the year ended December 31, 2013 are disclosed under the column entitled “Pension value” in the “Summary Compensation Table” at page 92. These are personal accounts and related information is not available to the Company.

Mercer was engaged by Goldcorp as retirement plan and pension consultants to Goldcorp for the year ended December 31, 2013. Mercer provides independent advice to Goldcorp on its Canadian retirement programs including investment performance monitoring, actuarial services and advice on plan design and calculation of the annual contributions made by the Company to the SERP. The work of Mercer has not raised any conflict of interest.

During the years ended December 31, 2013 and 2012, the following SERP-related fees were paid by the Company to Mercer: $6,273 converted to United States dollars at the average exchange rate for 2013 of C$1.00 = $0.9710 and $10,965 converted to United States dollars at the average exchange rate for 2012 of C$1.00 = $1.00, respectively. No other SERP-related fees were paid to Mercer during the years ended December 31, 2013 and 2012.

Employee Share Purchase Plan

During the year ended December 31, 2013, the Company contributed the following amounts to the ESPP on behalf of the NEOs for the purchase of Common Shares under the ESPP.

Employee Share Purchase Plan

Name of NEO	Title of NEO	Common Shares Purchased (1)	Contribution by Company (2) ($)
Charles A. Jeannes	President and Chief Executive Officer	5,092	43,695
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	2,821	25,547
Charlene A. Ripley	Executive Vice President and General Counsel	N/A	N/A
George R. Burns	Executive Vice President and Chief Operating Officer	2,805	24,761
Russell D. Ball	Executive Vice President, Capital Management	1,090	10,924
Total		11,808	104,927

(1)	Total Common Shares purchased based on employee and Company contributions.
(2)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

ENTERPRISE RISK MANAGEMENT

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking, as risk-taking is intrinsic to all businesses to achieve growth and strategic objectives that are in the best interest of shareholders. The Company wants to have a clear, company-specific “operating framework” in place for Enterprise Risk Management in order to better protect and enhance shareholder value.

The Company has an ERM program in place. The objective of the ERM program is to provide a framework for risk management which involves the identification, assessment, management, monitoring and reporting of risks appropriately across all aspects of the business. Senior management is committed to having a risk-aware culture throughout the organization where key stakeholders contribute to making well-informed and balanced business decisions. The process includes bottom-up risk identification and assessment from operations, regional business units and corporate functions, application of standardized  risk  assessment

Based on its review, the Compensation Committee has determined that the compensation practices and policies are unlikely to have a material adverse impact on the Company and is satisfied that the current policy provides the necessary framework and governance to align the interest of executive officers, the Company and shareholders.

criteria in terms of likelihood and consequences and development of mitigation strategies. The risks are consolidated and the most significant risks are reported and reviewed with senior management and then reported to the Board quarterly to ensure that appropriate action is taken. The Company continually assesses and implements processes and practices to strengthen its ERM program.

Compensation Practices Risk Assessment

During the year ended December 31, 2013, the Compensation Committee engaged Towers Watson to update the risk assessment report originally prepared by Towers Watson for the Compensation Committee for the year ended December 31, 2012, which updated report was dated February 4, 2014 (the “2013 Report”). The 2013 Report included a risk assessment of the Company’s compensation programs through a qualitative review process that included pay philosophy and policies; incentive plan design; performance measurement; and governance.

In the 2013 Report, key risk-mitigating features within the Company’s compensation programs included strong governance oversight/culture and balanced pay mix/performance measures, as detailed below:

—	Balance between fixed / variable compensation and short-term / long-term incentives;

—	Portfolio approach to long-term incentives (PSUs, RSUs and stock options), which incorporates both time and performance vesting features;
—	Mix of absolute and relative performance measures;
—	Annual bonus program incorporates a mix of financial, operational and strategic measures including emphasis on environment and safety;
—	Share ownership guidelines;
—	Holistic assessment of strategic initiatives, which considers quality and sustainability of results;
—	Bonus clawback policy for the President and Chief Executive Officer and Chief Financial Officer of the Company;
—	Use of maximums / caps in the short-term incentive and Performance Share Plan;
—	Overlapping performance cycles for PSUs encouraging sustained performance; and
—	“Double trigger” vesting upon a change of control for future equity grants to mitigate retention risk upon a change of control.

The Compensation Committee, together with the Board, will annually review the Company’s business strategy and compensation programs within this framework in order to manage risk and consider the implications of any significant shifts in strategy or policies.

Bonus Clawback

The President and Chief Executive Officer and the Chief Financial Officer have each agreed to have their annual bonus clawed back if the Company’s financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the executive.

The Company continues to monitor the development of the regulatory environment in Canada and the United States with respect to bonus clawbacks and will review its policy in response to any changes in guidelines.

Hedging Policy

Directors, officers and employees are prohibited from hedging securities of the Company that they beneficially own, directly or indirectly, or exercise control or direction over, including trading in publicly-traded options, puts, calls or other derivative instruments related to the Company’s securities.

SUMMARY COMPENSATION TABLE

The following table provides information for the years ended December 31, 2013, 2012 and 2011 regarding compensation earned by the Named Executive Officers.

Salaries for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the years ended December 31, 2013, 2012 and 2011 at the exchange rates of C$1.00 = $0.9710, C$1.00 = $1.00 and C$1.00 = $1.0111, respectively.

Summary Compensation Table

for the Years Ended December 31, 2013, 2012 and 2011

Name and principal position	Year	Salary ($)	Share-based awards (1) ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)		Pension value (5) ($)	All other compensation (6) ($)	Total compensation ($)
					Annual incentive plans (4)	Long-term incentive plans
Charles A. Jeannes President and Chief Executive Officer	2013	1,456,500	3,921,518	2,119,849	1,904,002	Nil	397,450	99,478 (12)	9,898,797
	2012	1,456,000	4,091,873	2,089,042	1,194,957	Nil	460,194	92,854 (10)	9,384,920
	2011	1,415,540	6,007,940	1,738,800	1,633,883	Nil	515,661	134,452 (7)	11,446,276
Lindsay A. Hall Executive Vice President and Chief Financial Officer	2013	851,567	1,719,599	929,554	763,238	Nil	207,260	47,569	4,518,787
	2012	877,000	1,848,509	943,727	530,876	Nil	244,200	50,440	4,494,752
	2011	869,546	2,835,032	1,448,997	761,214	Nil	248,731	48,313	6,211,833
Charlene A. Ripley Executive Vice President and General Counsel	2013	400,538	2,253,977	2,183,595	367,746	Nil	60,081	243,302 (13)	5,509,239
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
George R. Burns Executive Vice President and Chief Operating Officer	2013	825,350	1,523,510	823,562	739,586	Nil	190,365	299,565 (14)	4,401,938
	2012	614,000 (8)	1,108,184 (2)	641,439	444,341	Nil	61,171	29,658	2,898,793
	2011	526,457 (9)	1,534,160 (2)	1,014,297	390,000	Nil	102,105	76,430 (11)	3,643,449
Russell D. Ball Executive Vice President, Capital Management	2013	438,817	1,844,125	1,128,065	437,869	Nil	65,822	263,035 (15)	4,177,733
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total Compensation:	2013	3,972,772	11,262,729	7,184,625	4,212,441	Nil	920,978	952,949	28,506,494

(1)	The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the NEOs.

For calculation of the RSU amount of this dollar value for the year ended December 31, 2013, see “Compensation Discussion & Analysis – 2013 Compensation Decisions – Restricted Share Units (RSUs)” on page 87. The RSU amount of this dollar value in 2012 was calculated by multiplying the number of RSUs by the closing market price of C$49.77, and converted to United States dollars at the exchange rate of C$1.00 = $1.0044. The RSU amount of this dollar value in 2011 was calculated by multiplying the number of RSUs by the deemed price of C$48.16 per RSU, and converted to United States dollars at the exchange rate of C$1.00 = $1.0295. This is consistent with the accounting values used in the Company’s financial statements.

For calculation of the PSU amount of this dollar value for the year ended December 31, 2013, including the key assumptions used under the binomial lattice model that were used for the PSUs, see “Compensation Discussion & Analysis – 2013 Compensation Decisions – Performance Share Units (PSUs)” on page 85 (The PSU amount of this dollar value for 2012 – C$42.58 ($42.77) per PSU and for 2011 – C$51.31 ($52.92) per PSU and the key assumptions used under the binomial lattice model that were used for the PSUs in 2012 and 2011 are noted below). The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used by the Company for financial reporting purposes.

For 2012 and 2011, the key assumptions used under the binomial lattice model that were used for the PSU awards in the table above were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of the Company	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of the Company	Performance Period Expiry Date
2012	1.1%	0.9%	1.3%	27.3%	9.0%	37.2%	January 29, 2015
2011	3.4%	0.5%	0.6%	24.6%	9.1%	44.8%	February 6, 2014

(2)

For the year ended December 31, 2012, the RSU amount of this dollar value was calculated by: (i) multiplying 9,324 of these RSUs by the closing market price of C$49.77, and converted to United States dollars at the exchange rate of C$1.00 = $1.0044; (ii) multiplying 3,711 of these RSUs by the closing market price of C$40.07, and converted to United States dollars at the exchange rate of C$1.00 = $1.0140; and (iii) adding the values of (i) and (ii) together. This is consistent with the accounting values used in the Company’s financial statements. For the year ended December 31, 2011, the RSU amount of this dollar value was calculated by multiplying the number of RSUs by the deemed price of C$48.16 per RSU, and converted to United States dollars at the exchange rate of C$1.00 = $1.0295. This is consistent with the accounting values used in the Company’s financial statements.

(3)

These amounts represent the value of options granted to the respective Named Executive Officer. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. See “Compensation Discussion & Analysis – 2013 Compensation Decisions – Stock Options” on page 88 for the key assumptions used under the Black-Scholes model for 2013.

For 2012 and 2011, the key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows:

Year	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
2012	1.1%	3.1	37.6%	1.1%
2011	2%	3	42.7%	<1%

(4)

These amounts include bonuses earned by the NEOs in the noted year. Bonuses for the year ended December 31, 2013 were determined and awarded on February 12, 2014 and paid to the NEOs on February 28, 2014 after finalization of the Company’s financial statements for such year. See “Elements of Executive Compensation - Short-term Incentives (Annual Bonus)” on page 66.

(5)	These amounts represent the following defined contribution plans: SERP contributions and RRSP contributions made by the Company on behalf of the respective Named Executive Officer.

(6)	These amounts represent ESPP contributions and various benefit plan costs paid by the Company on behalf of the respective Named Executive Officer.

(7)	$60,962 (C$60,293) of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Jeannes.

(8)

$364,000 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period from January 1, 2012 to August 31, 2012, and $250,000 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period from September 1, 2012 to December 31, 2012, converted to United States dollars based on an exchange rate of C$1.00 = $1.00. As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to $750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

(9)

$131,250 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period from January 1, 2011 to March 31, 2011, converted to United States dollars based on an exchange rate of C$1.00 = $1.0111 and $393,750 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period from April 1, 2011 to December 31, 2011.

(10)	$13,121 (C$13,121) of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Jeannes.

(11)	$52,668 (C$52,090) of this amount represents expenses related to Mr. Burns’ relocation to Mexico paid for by Goldcorp.

(12)	$22,151 (C$22,813) of this amount represents legal fees for immigration application services and accountant’s fees for tax return services paid by Goldcorp on behalf of Mr. Jeannes.

(13)	$234,835 (C$241,848) of this amount represents relocation and housing benefits paid by Goldcorp with respect to Ms. Ripley’s relocation to Vancouver.

(14)	$254,260 (C$261,854) of this amount represents relocation and housing benefits paid by Goldcorp with respect to Mr. Burns’ relocation to Vancouver.

(15)	$245,996 (C$253,343) of this amount represents relocation and housing benefits paid by Goldcorp with respect to Mr. Ball’s relocation to Vancouver.

The following table shows the total compensation for the NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity for the years ended December 31, 2013 and 2012.

	Total Compensation for Named Executive Officers	Total Compensation for Named Executive Officers as a Percentage of Earnings from Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2013	$28,506,494 (1)	-1.2%	0.1%
2012	$21,799,280 (2)	1.0%	0.1%
Change	$6,707,214	-2.2%	0%

(1)

The total compensation of Ms. Ripley and Mr. Ball includes a combined total of approximately $3,800,000 reflecting a one-time exceptional grant that was made to Ms. Ripley and Mr. Ball as a result of forfeited compensation from previous employment and may not reflect the multiplier applicable to EVPs, being three times base salary.

(2)	As reported in the Company’s management information circular for the year ended December 31, 2012.

INCENTIVE PLAN AWARDS

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2013.

Outstanding Share-Based Awards and Option-Based Awards

as of December 31, 2013

	Option-based Awards				Share-based Awards
Name of NEO	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (1)	Value of unexercised in-the-money options (2)(3)(4) ($)	Number of shares or units of shares that have not vested (5) (#)	Market or payout value of share- based awards that have not vested (3)(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles A. Jeannes	120,000	37.82	February 26, 2014	Nil	104,634 - RSUs	2,340,855	Nil
	30,000	35.62	May 11, 2014	Nil
	150,000	44.50	May 10, 2015	Nil
	120,000	48.16	March 8, 2016	Nil
	162,319	48.72	February 28, 2017	Nil	193,132 - PSUs	4,320,718	Nil
	120,000	25.71	May 23, 2017	Nil
	260,417	33.48	February 27, 2018	Nil

	962,736			Nil
Lindsay A. Hall	40,000	35.62	May 11, 2014	Nil	46,861 - RSUs	1,048,367	Nil
	120,000	44.50	May 10, 2015	Nil
	100,000	48.16	March 8, 2016	Nil
	73,328	48.72	February 28, 2017	Nil
	114,193	33.48	February 27, 2018	Nil	87,365 - PSUs	1,954,516	Nil

	447,521			Nil
Charlene A. Ripley	358,281	29.63	May 14, 2018	Nil	59,363 - RSUs	1,328,060	Nil
					25,534 - PSUs	571,243	Nil
George R. Burns	75,000	35.62	May 11, 2014	Nil
	80,000	44.50	May 10, 2015	Nil	37,231 - RSUs	832,926	Nil
	70,000	48.16	March 8, 2016	Nil
	37,980	48.72	February 28, 2017	Nil
	15,413	39.75	September 4, 2017	Nil
	101,172	33.48	February 27, 2018	Nil	57,357 - PSUs	1,283,182	Nil

	379,565			Nil

	Option-based Awards				Share-based Awards
Name of NEO	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (1)	Value of unexercised in-the-money options (2)(3)(4) ($)	Number of shares or units of shares that have not vested (5) (#)	Market or payout value of share- based awards that have not vested (3)(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell D. Ball	223,989	27.53	May 28, 2018	Nil	27,204 - RSUs	608,604	Nil
					64,908 - PSUs	1,452,111	Nil

(1)

Prior to May 20, 2008, the Company granted certain stock options with terms of greater than five years. This was permitted under the terms of the Stock Option Plan before it was amended to, among other things, limit the term of stock options to five years.

(2)

Calculated using the closing market price of the Common Shares on the TSX on December 31, 2013 of C$23.04 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2013 of C$23.04.
(4)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(5)	This amount represents the total number of RSUs and PSUs granted to each NEO that have not yet vested.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the year ended December 31, 2013.

Value Vested or Earned

During the Year Ended December 31, 2013

Name of NEO	Option-based awards – Value vested during the year (1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($) (3)
Charles A. Jeannes	Nil	1,518,328 - RSUs (4)	1,904,002
		1,510,184 - PSUs (5)
Lindsay A. Hall	Nil	697,623 - RSUs (4)	763,238
		679,583 - PSUs (5)
Charlene A. Ripley	N/A (6)	Nil	367,746 (7)
George R. Burns	Nil	459,241 - RSUs (8)	739,586
		269,676 - PSUs (5)
Russell D. Ball	N/A (6)	Nil	437,869 (9)

(1)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(2)

Calculated using the closing market prices of the Common Shares on the TSX on February 28, 2013 of C$33.66, on March 8, 2013 of C$33.56, on May 10, 2013 of C$30.08 and on September 4, 2013 of C$31.50, the dates on which stock options vested during the year ended December 31, 2013, and subtracting the exercise price of in-the-money stock options.

(3)

These bonus amounts were paid in Canadian dollars and have been converted to United States dollars at the exchange rate of C$1.00 = $0.9097, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on February 12, 2014, the date the bonuses were awarded.

(4)

RSU amounts were calculated using the closing market prices of the Common Shares on the TSX on February 28, 2013 of C$33.66, on March 8, 2013 of C$33.56 and on May 10, 2013 of C$30.08, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2013. These amounts were then converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

(5)

These values represent the cash payments made to NEOs for PSUs that were granted to them in 2010 for the performance period which ended on July 3, 2013. The cash payout values were calculated by multiplying the number of PSUs that vested in 2013 by C$27.45 (based on the 30-day volume-weighted average price of the Common Shares on the TSX prior to the vesting date of July 3, 2013) and converted to United States dollars at the exchange rate on July 3, 2013 of C$1.00 = $0.9503.

(6)	As 2013 was the first year that Ms. Ripley and Mr. Ball were granted options, as at the date hereof, none of their options have vested.
(7)	This amount represents the pro-rated bonus amount paid to Ms. Ripley based on the date of hire of April 1, 2013. Ms. Ripley’s annualized bonus during the year ended December 31, 2013 was $490,328.
(8)

RSU amounts were calculated using the closing market prices of the Common Shares on the TSX on February 28, 2013 of C$33.66, on March 8, 2013 of C$33.56, on May 10, 2013 of C$30.08 and on September 4, 2013 of C$31.50, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2013. These amounts were then converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

(9)	This amount represents the pro-rated bonus amount paid to Mr. Ball based on the date of hire of May 27, 2013. Mr. Ball’s annualized bonus during the year ended December 31, 2013 was $656,803.

During the year ended December 31, 2013, there were no stock options exercised by the Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

Each of Mr. Jeannes, Mr. Hall, Ms. Ripley, Mr. Burns and Mr. Ball has entered into an employment agreement with the Company in connection with their respective appointments as executive officers of the Company.

The employment agreements provide for severance payments and the vesting of PSUs, RSUs and stock options to be paid to the NEO if:

(a)	employment is terminated without cause; or

(b)	there is a change of control of the Company (a “Change of Control”, as defined below) and within 12 months of such Change of Control:

(i)	the Company gives notice of its intention to terminate the officer’s employment for any reason other than just cause; or

(ii)	a certain event (a “Triggering Event”, as defined below) occurs and the NEO elects to terminate his employment.

None of the NEOs receive any incremental benefits if there is a Change of Control but no subsequent termination of employment. This arrangement is known as a “double trigger”, as it requires both a Change of Control (such as an acquisition or take-over of the Company) and a subsequent termination of employment before any payment is owed to a NEO.

In addition, pursuant to the employment agreements, any vested benefits earned under the SERP as of the date of termination shall remain subject to the terms of the SERP. In addition, the NEO shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or on an anniversary of the termination date, as set out in each agreement.

The Company continuously monitors industry and market practice with respect to appropriate change of control and termination provisions in NEO employment agreements, and strives to maintain employment agreements that are in-line with the concerns of shareholders and the Company’s goal of attracting and retaining top-calibre management. Additionally, the Compensation Committee considers and evaluates all new executive employment contracts in light of prevailing market practice with the objective of attracting and retaining executives. Going forward, the Company may consider adopting contractual provisions that differ from those currently in use.

Vesting of PSUs, RSUs and Stock Options - Termination Without Cause or Termination on a Change of Control

Any outstanding PSUs, RSUs and stock options granted which have not vested at the time of termination without cause or on the occurrence of a “double trigger”, as discussed above, will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such PSUs, RSUs and stock options, or (ii) the date which is 24 months for the NEOs other than Mr. Jeannes, or 36 months for Mr. Jeannes. Under Mr. Ball’s employment agreement with the Company, any outstanding PSUs and RSUs granted which have not yet vested at the time of termination will vest on the date of termination.

Change of Control

A “Change of Control” is generally defined in the employment agreements of the NEOs as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares (or the shareholders of the Company approving all necessary resolutions to permit the foregoing); (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year (or the shareholders of the Company approving all necessary resolutions to permit the foregoing); or (d) the Company becoming insolvent or the like.

Triggering Event

A “Triggering Event” is generally defined in the employment agreements of the NEOs as (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company; or (f) any other reason which in the honestly-held view of the executive constitutes a negative change in the job or work environment as a result of which the executive determines in good faith that he or she cannot effectively carry out their duties to the Company.

Estimated Incremental Payments on Change of Control, Termination Without Cause and Other Termination

Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of Mr. Jeannes, Mr. Hall, Ms. Ripley, Mr. Burns and Mr. Ball on a Change of Control (with termination of employment), assuming a Triggering Event occurred on December 31, 2013.

	Charles A. Jeannes	Lindsay A. Hall	Charlene A. Ripley	George R. Burns	Russell D. Ball
Severance Entitlement	36 months plus 3x annual bonus (1)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	$4,500,000	$1,754,000	$1,100,000	$1,700,000	$1,500,000
Prior Year Bonus	$1,194,957	$530,876	N/A	$444,341	N/A
Severance Bonus Payment	$5,625,000	$1,403,200	$880,000	$1,360,000	$1,200,000
Unvested PSUs	$8,851,806	$4,254,718	$7,761,158	$3,468,141	$4,852,096
Unvested RSUs	$2,266,603	$1,015,113	$1,285,934	$806,506	$589,299
Unvested Stock Options	Nil	Nil	Nil	Nil	Nil
Benefits (3)	$99,202	$16,629	$19,606	$19,898	$19,898

	Charles A. Jeannes	Lindsay A. Hall	Charlene A. Ripley	George R. Burns	Russell D. Ball
SERP (4)	Nil	Nil	$59,746	Nil	$65,522
TOTALS	$16,842,611	$6,689,660	$10,006,444	$5,654,545	$6,726,815

(1)	Greater of three times annual bonus at target or three times the bonus received in the previous year.
(2)	Greater of two times annual bonus at target or two times the bonus received in the previous year.
(3)	This amount includes health and medical plan premiums.
(4)	There is no incremental payment for SERP benefits for Messrs Jeannes, Hall and Burns as their SERP benefits are fully-vested. See “Accumulated Pension Benefits under the SERP” at page 89.

Termination Without Cause

The following table provides details regarding the estimated incremental payments from the Company to each of Mr. Jeannes, Mr. Hall, Ms. Ripley, Mr. Burns and Mr. Ball on termination without cause, assuming termination occurred on December 31, 2013.

	Charles A. Jeannes	Lindsay A. Hall	Charlene A. Ripley	George R. Burns	Russell D. Ball
Severance Entitlement	36 months plus 3x annual bonus (1)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	$4,500,000	$1,754,000	$1,100,000	$1,700,000	$1,500,000
Prior Year Bonus	$1,194,957	$530,876	N/A	$444,341	N/A
Severance Bonus Payment	$5,625,000	$1,403,200	$880,000	$1,360,000	$1,200,000
Unvested PSUs	$8,851,806	$4,254,718	$7,761,158	$3,468,141	$4,852,096
Unvested RSUs	$2,266,603	$1,015,113	$1,285,934	$806,506	$589,299
Unvested Stock Options	Nil	Nil	Nil	Nil	Nil
Benefits (3)	$99,202	$16,629	$19,606	$19,898	$19,898
SERP (4)	Nil	Nil	$59,746	Nil	$65,522
TOTALS	$16,842,611	$6,689,660	$10,006,444	$5,654,545	$6,726,815

(1)	Greater of three times annual bonus at target or three times the bonus received in the previous year.
(2)	Greater of two times annual bonus at target or two times the bonus received in the previous year.
(3)	This amount includes health and medical plan premiums.
(4)	There is no incremental payment for SERP benefits for Messrs Jeannes, Hall and Burns as their SERP benefits are fully-vested. See “Accumulated Pension Benefits under the SERP” at page 89.

Other Termination

The following table provides details regarding the estimated incremental payments from the Company to each of Mr. Jeannes, Mr. Hall, Ms. Ripley, Mr. Burns and Mr. Ball on voluntary termination, termination with cause, retirement, termination upon death or termination upon disability if the NEO has not recovered within 24 months of the disability, assuming termination occurred on December 31, 2013.

	Charles A. Jeannes	Lindsay A. Hall	Charlene A. Ripley	George R. Burns	Russell D. Ball
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause
Retirement
Termination upon Death (1)			$59,746		$65,522
Termination upon Disability (1) (2)			$59,746		$65,522

(1)

SERP benefits become fully-vested and payable upon death and total disability. These amounts represent the accumulated value of the SERP as at December 31, 2013 for each respective NEO. There is no incremental payment for SERP benefits for Messrs Jeannes, Hall and Burns as their SERP benefits are fully- vested. See “Accumulated Pension Benefits under the SERP” at page 89.

(2)

If the NEO suffers a permanent disability, and continues to suffer from a permanent disability for greater than 24 months, the Company may, subject to applicable human rights legislation, terminate the NEO’s employment provided that the NEO receives the same amount as if the NEO was terminated without cause. A “permanent disability” is considered to be any physical or mental incapacity, disease or affliction which prevents the NEO from performing substantially all of his obligations as an executive officer and has existed for a period of 180 days in any period of 365 days.

In addition, in the event that Mr. Jeannes reaches a total of 15 years of service with the Company or any affiliate, predecessor or successor corporation or entity, including service as a member of the Board, and inclusive of time represented by any severance payments in the event of termination, Mr. Jeannes will be entitled to receive from the Company medical and dental health insurance coverage benefits equivalent to those benefits provided to U.S. employees of Goldcorp for the rest of his life. As of April 1, 2014, Mr. Jeannes will have 15 years of service with Goldcorp or any of its affiliates or predecessor corporations and will be entitled to such benefits.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2013. Such compensation plans include the Restricted Share Plan, the Stock Option Plan as well as one compensation plan inherited by the Company in connection with a past acquisition. Options are no longer issuable pursuant to the inherited plan.

Equity Compensation Plan Information

as of December 31, 2013

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by securityholders	2,369,798 RSUs 17,018,724 options	C$37.78 C$40.66	4,656,859 RSUs 11,504,483 options
Equity compensation plans not approved by securityholders	117,900	C$16.87	Nil
Total	19,506,422	C$40.16	16,161,342

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and RSUs.
(2)	Converted to United States dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
(3)

Based on the maximum number of Common Shares reserved for issuance as at December 31, 2013 upon exercise of RSUs under the Restricted Share Plan of 9,190,276 and upon exercise of stock options under the Stock Option Plan of 46,500,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors or executive officers, or former directors or executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2013, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2013; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than executive officers and directors of the Company: (i) having an interest in the Restricted Share Plan Resolution as such persons are eligible to participate in the Restricted Share Plan; and/or (ii) having an interest in the Stock Option Plan Resolution as such persons are eligible to participate in the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2013, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2015 annual meeting of shareholders must be received at the head office of the Company no later than 60 days before the anniversary of the last annual general meeting, being March 2, 2015, to be included in the management information circular for such annual meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual report (including audited consolidated financial statements and MD&A) for the year ended December 31, 2013, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also request copies from the Vice President, Regulatory Affairs and Corporate Secretary of the Company or from the Manager, Corporate Communications of the Company by phone at (604) 696-3000 or by e-mail at info@goldcorp.com to request copies of these documents free of charge.

CONTACTING GOLDCORP’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Vice-Chairman and Lead Director
Goldcorp Inc.
3400 Park Place
666 Burrard Street
Vancouver, BC V6C 2X8

2.	calling:	1-866-696-3055 or (604) 696-3055

3.	emailing:	directors@goldcorp.com

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

Vancouver, British Columbia

March 18, 2014

SCHEDULE “A”

GOLDCORP INC.

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.

A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

- A2 -

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

- A3 -

C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

- A4 -

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:

a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy, and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

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a)

certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)

promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement

SCHEDULE “B”

DESCRIPTION OF GOLDCORP’S EQUITY INCENTIVE PLANS

Performance Share Plan

The following is a summary of the Performance Share Plan for the year ended December 31, 2013. Subsequent to the year end, certain amendments were made to the Performance Share Plan as set out under the heading entitled “Amendments” below.

Purpose

The Performance Share Plan serves the following three purposes: (a) to recognize individual performance and value to the organization, (b) to ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to ensure that each of the executive officers works towards increasing share performance, and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Plan provides that PSUs may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine who is eligible to participate in the Performance Share Plan and the provisions and restrictions with respect to PSU awards in accordance with the terms of the Performance Share Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of the Company. Each PSU award is evidenced by a written agreement between the Company and the Eligible Executive (the “PSU Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance is in the bottom quartile, with a cap of 200% of target for relative total shareholder return performance at the top of the peer group. The cap is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

The Performance Share Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or the Company, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one Common Share for each PSU on the applicable deferred payment date.

Each PSU (and Distribution PSU, as defined below) awarded to an Eligible Executive for services performed during the year in which the PSU is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable PSU Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular PSU award is three years less 30 days from the date of grant of the applicable PSU. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period, if the Board or the Compensation Committee determines that material unusual circumstances that occurred during the performance period affected the achievement of the performance-based criteria.

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Attributes

When distributions are paid on any shares, additional PSUs will be credited to the Eligible Executive’s PSU account as of the distribution payment date. The number of additional PSUs (“Distribution PSUs”) to be credited to the participant’s PSU account will be determined by dividing the dollar amount of the distribution payable in respect of the shares underlying the PSUs and Distribution PSUs allocated to the Eligible Executive’s PSU account by the fair market value per share on the date the distribution is paid.

Payments in respect of PSUs and Distribution PSUs will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by the Company, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of PSUs and Distribution PSUs will be made not later than December 31st of the third calendar year following the calendar year during which the applicable PSUs were granted.

No acceleration of the performance period of any PSU was approved by the Board during the year ended December 31, 2013 or as of the date of this Management Information Circular.

Change of Control

In the event of a change of control (as defined in the Performance Share Plan), all PSUs and Distribution PSUs outstanding, other than to United States Eligible Executives, shall be immediately settled for cash, as determined by the Compensation Committee in its sole discretion, notwithstanding the performance period.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by the Company during the performance period because of the Eligible Executive’s termination or retirement, all PSUs and Distribution PSUs previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the PSUs to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

Amendments

The amendments set out below were made to the Performance Share Plan effective February 12, 2014:

1.

revising the provision relating to the treatment of PSUs on a change of control of the Company in order to provide a “double trigger” such that PSUs will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control the Company terminates the employment of the participant for any reason other than just cause; and

2.	replacing the definition of change of control with the following:

“Change of Control” means:

(a)

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation,

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reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of  the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c)	the sale, exchange or other disposition to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(d)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the  Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members  of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of  such change.”

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Restricted Share Plan

The following is a summary of the Restricted Share Plan for the year ended December 31, 2013. Subsequent to the year end, certain amendments were made to the Restricted Share Plan as set out under the heading entitled “Amendments” below.

Purpose

The Restricted Share Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to ensure that each of the executive officers works towards increasing share price, and, along with shareholders, benefits from the future success of the organization. A vesting element is included as an incentive for the executive to remain with the Company.

The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU entitles the holder to one Common Share at the end of a restricted period as determined by the Board (the “Restricted Period”).

The current intention of the Company is to use the Restricted Share Plan for grants of RSUs to officers as a discretionary payment in consideration of past services to the Company and to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 RSUs per director each year. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.

Restricted Share Plan Limits

An aggregate of 9,190,276 Common Shares have been reserved for issuance under the Restricted Share Plan, representing approximately 1.1% of the issued and outstanding Common Shares as at December 31, 2013. As of March 18, 2014, RSUs entitling holders to an aggregate of 3,376,680 Common Shares, representing 0.4% of the issued and outstanding Common Shares, were outstanding under the Restricted Share Plan and 3,088,113 Common Shares have been issued upon expiry of Restricted Periods attached to outstanding RSUs granted under the Restricted Share Plan. This leaves 2,725,483 Common Shares, representing approximately 0.3% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. This reflects a total dilution rate of 0.7%.

Eligibility

The Restricted Share Plan provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSU.

Attributes

Except pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant under the Restricted Share Plan is assignable or transferable.

Each RSU entitles the holder to one Common Share at the end of a Restricted Period. Other than for RSUs granted to non-executive directors, generally, RSUs are granted subject to Restricted Periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. RSUs granted to non-executive directors vest immediately on the date of grant. No acceleration of the

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Restricted Periods of any RSU was approved by the Board during the year ended December 31, 2012 or as of the date of this Management Information Circular.

In the event of a participant’s retirement or termination during a Restricted Period, any RSUs automatically terminate, unless otherwise determined by the Board. In the event of death or disability of a participant, such participant’s RSUs will be immediately issued by the Company. Common Shares are issued net of withholding taxes.

Subject to the absolute discretion of the Board, the Board may determine to pay participants cash equal to any cash dividends declared and paid on Common Shares that would be payable on RSUs issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of Common Shares.

In the event of a change of control of the Company, all RSUs will be immediately exercised into Common Shares notwithstanding the Restricted Period.

No extensions of the term of any RSU or acceleration of the vesting schedules of any RSU were approved by the Board during the year ended December 31, 2013 or as of the date of this Management Information Circular.

Administration

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Plan: (a) amending typographical, clerical and grammatical errors, (b) reflecting changes to applicable securities laws, and (c) ensuring that the RSUs granted under the Restricted Share Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

Amendments

At the Meeting, shareholders will be asked to consider approving the following amendments to the Restricted Share Plan:

1.	an increase in the maximum number of Common Shares reserved for issuance under the Restricted Share Plan by 4,500,000 (from 9,190,276 to 13,690,276);

2.

revising the provision relating to the treatment of RSUs on a change of control of the Company in order to provide a “double trigger” such that RSUs will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control the Company terminates the employment of the participant for any reason other than just cause; and

3.	replacing the definition of change of control with the following:

“Change of Control” means:

(a)

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a  plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation  and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were  the beneficial owners of the Shares

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and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the  completion of such consolidation, reorganization, amalgamation, merger, acquisition, business  combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the  resulting  voting rights (on a fully-diluted basis) of the Corporation or its successor;

(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c)	the sale, exchange or other disposition to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(d)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the  Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members  of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of  such change.”

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Stock Option Plan

The following is a summary of the Stock Option Plan for the year ended December 31, 2013. Subsequent to the year end, certain amendments were made to the Stock Option Plan as set out under the heading entitled “Amendments” below.

Purpose

The purpose of the Stock Option Plan is to advance the interests of the Company by: (i) providing participants with additional incentives; (ii) encouraging equity ownership by such participants; (iii) increasing the proprietary interest of participants in the success of the Company; (iv) encouraging participants to remain with the Company; and (v) attracting new employees and officers.

The Stock Option Plan provides for the granting to participants of stock options to purchase Common Shares. The Stock Option Plan is designed to advance the interests of the Company by encouraging employees and officers to have equity participation in the Company through the acquisition of Common Shares. A vesting element is included as an incentive for the executive to remain with the Company.

Stock Option Plan Limits

The aggregate maximum number of Common Shares that may be reserved for issuance under the current Stock Option Plan is 46,500,000, representing approximately 5.7% of the issued and outstanding Common Shares as at December 31, 2013. As of March 18, 2013, options to purchase an aggregate of 20,441,913 Common Shares (net of cancelled options), representing approximately 2.5% of the issued and outstanding Common Shares, were outstanding under the Stock Option Plan and 17,979,793 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of March 18, 2014, this leaves options to purchase an aggregate of 8,097,294 Common Shares, representing approximately 1.0% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 3.5%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

The Stock Option Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares issued and outstanding at the time of grant (on a non-diluted basis). The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares issued and outstanding at the time of issuance (on a non-diluted basis). The maximum number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other security based compensation arrangements of the Company. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to employees and officers of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The holder of an option does not have any rights as a shareholder with respect to Common Shares underlying options until such holder exercises such options in accordance with the terms of the Stock Option Plan.

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Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than five years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Stock options are not assignable and terminate: (i) within 30 days following an option holder ceasing to be an eligible person for any reason other than death subject to Board discretion; (ii) immediately following the termination of an option holder’s employment with cause; and (iii) if an option holder dies, within a period of the earlier of (a) the expiry date of such option; and (b) 12 months following the death of an option holder, but only to the extent the options were by their term exercisable on the date of death, unless otherwise determined by the Board. In the event of a change of control, the Board has the authority to accelerate the vesting of all unvested options. If a participant elects to exercise its options following a change of control, the option holder will be entitled to receive, in lieu of the number of shares entitled to upon exercise, the kind and amount of shares and other securities, property or cash which such holder would have been entitled to receive as a result of such change of control, on the effective date thereof, had the option holder been the registered holder of the number of Common Shares to which the option holder was entitled to purchase upon exercise of such options.

In the event of any proposed merger, consolidation, amalgamation or offer to acquire Common Shares (collectively, the “Proposed Transaction”) the Company may give written notice to all option holders advising them that, within 30 days after the date of such notice, each option holder must advise the Board as to whether the option holder wishes to exercise its options prior to closing of the Proposed Transaction, and that failure of an option holder to provide written notice within the 30-day period will cause all rights of the option holder to terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.

No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2013 or as of the date of this Management Information Circular.

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than as provided below;

(iv)

to the change of control provisions. For greater certainty, any change made to change of control provisions shall not allow participants to be treated any more favourably than other holders of Common Shares with respect to the consideration that the participants would be entitled to receive for their Common Shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

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(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

(vii)

fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of Common Shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)

subject to the provisions of the Stock Option Plan, to the exercise price of any stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of an stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an stock option); or

(vi)	the term of any stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the Common Shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Common Shares voting at a duly called and held meeting of holders of Common Shares excluding shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours of such blackout.

The Company has never re-priced any of the stock options it has granted under the Stock Option Plan.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

Insider Trading

The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade Common Shares within predetermined trading periods and shall not trade Common Shares if they are aware of undisclosed material information. Option holders may only exercise their stock options within these trading periods.

Amendments

At the Meeting, shareholders will be asked to consider approving an amendment to the Stock Option Plan in order to increase the term of options from five years to seven years, to bring the plan in line with market practice. See “Meeting Agenda – Amendment to the Stock Option Plan” on page 12 for further details.

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In addition, the amendments set out below were made to the Stock Option Plan effective February 12, 2014. These amendments have been approved by the TSX, but, in accordance with TSX rules and the terms of the Stock Option Plan, these amendments do not require shareholder approval and accordingly, at the Meeting the shareholders of the Company will not be asked to approve or ratify these amendments:

1.

revising the provision relating to the treatment of stock options on a change of control of the Company in order to provide a “double trigger” such that options will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control the Company terminates the employment of the participant for any reason other than just cause; and

2.	a reduction in the number of stock options reserved for issuance under the Stock Option Plan by 3,000,000 (from 46,500,000 to 43,500,000).

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

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